    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 23, 1997

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                               ------------------
                                    FORM S-3

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                               ------------------
                             LOMAK PETROLEUM, INC.

         LOMAK OPERATING COMPANY                   EASTERN PETROLEUM COMPANY
         LOMAK PRODUCTION COMPANY                     LOMAK ENERGY COMPANY
         LOMAK RESOURCES COMPANY                     LPI ACQUISITION, INC.
     BUFFALO OILFIELD SERVICES, INC.                LOMAK PRODUCTION I, L.P.
      LOMAK ENERGY SERVICES COMPANY                 LOMAK RESOURCES, L.L.C.
                               TALON TRUCKING COMPANY

           (EXACT NAME OF REGISTRANTS AS SPECIFIED IN THEIR CHARTERS)

                        DELAWARE                                                34-1312571
                          OHIO                                                  34-1198756
                        DELAWARE                                                75-1722213
                        DELAWARE                                                34-1772901
                          OHIO                                                  34-1458616
                        DELAWARE                                                75-2423912
                        OKLAHOMA                                                73-1350244
                          OHIO                                                  34-1447413
                        DELAWARE                                                52-1996729
                         TEXAS                                                  34-1704962
                         TEXAS                                                  75-2672382
                        OKLAHOMA                                                73-1504725
    (State or other jurisdiction of incorporation or             (I.R.S. Employer Identification Number)
                      organization)

                               ------------------
                            500 THROCKMORTON STREET

                            FORT WORTH, TEXAS 76102
                                 (817) 870-2601
              (Address, including zip code, and telephone number,
       including area code, of Registrants' principal executive offices)

                               ------------------
                               JOHN H. PINKERTON

                             LOMAK PETROLEUM, INC.
                            500 THROCKMORTON STREET
                            FORT WORTH, TEXAS 76102
                                 (817) 870-2601
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   Copies To:

                     J. MARK METTS                                           GARY L. SELLERS
                 VINSON & ELKINS L.L.P.                                 SIMPSON THACHER & BARTLETT
                1001 FANNIN, SUITE 2300                                    425 LEXINGTON AVENUE
               HOUSTON, TEXAS 77002-6760                              NEW YORK, NEW YORK 10017-3954
                     (713) 758-2222                                           (212) 455-2000

                               ------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                               ------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.   [ ]

    If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, please check the following box.   [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               ------------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM     PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF              AMOUNT TO BE     OFFERING PRICE PER   AGGREGATE OFFERING      AMOUNT OF
       SECURITIES TO BE REGISTERED             REGISTERED            UNIT(1)             PRICE(1)        REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share....  4,600,000 shares        $21.0625            $96,887,500          $29,360
-------------------------------------------------------------------------------------------------------------------------
  % Senior Subordinated Notes due 2007....    100,000 Notes          $1,000            $100,000,000          $30,304
-------------------------------------------------------------------------------------------------------------------------
Subsidiary Guarantees.....................
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457, with respect to the Common Stock Offering, solely for the purpose of calculating the amount of the registration fee based upon the average of the high and low sales prices of the Common Stock as reported on the New York Stock Exchange.
                               ------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of Prospectus, one to be
used in connection with the offering of   % Senior Subordinated Notes due 2007
(the "Notes Prospectus") and one to be used in a concurrent offering of Common Stock (the "Common Stock Prospectus"). Neither the offering being made pursuant to the Notes Prospectus (the "Notes Offering") nor the offering being made pursuant to the Common Stock Prospectus (the "Common Stock Offering") will be completed until after the consummation of the Cometra Acquisition as described herein. The closings of the Common Stock Offering and the Notes Offering are contingent upon each other. The form of Common Stock Prospectus immediately follows this page and is followed by alternate pages of the form of Notes Prospectus.

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************

SUBJECT TO COMPLETION
DATED JANUARY 23, 1997

                               4,000,000 SHARES

                            [LOMAK PETROLEUM LOGO]

                                 COMMON STOCK
                      ------------------------------------

All of the shares of Common Stock offered hereby (the "Shares") are being offered by Lomak Petroleum, Inc. ("Lomak" or the "Company"). The Common Stock
  is listed on the New York Stock Exchange under the symbol "LOM." On
    January 21, 1997, the closing price of the Common Stock was $20 3/4 per share. See "Price Range of Common Stock and Dividend Policy."
                      ------------------------------------

The offering of the Shares (the "Common Stock Offering") is being conducted concurrently with an offering (the "Notes Offering") of $100,000,000 aggregate
  principal amount of     % Senior Subordinated Notes due 2007 (the "Notes")
    of the Company. The proceeds of the Common Stock Offering and the Notes
     Offering will be used to refinance certain indebtedness incurred to fund a portion of the purchase price of the Cometra Acquisition described herein. Neither the Common Stock Offering nor the Notes
        Offering (collectively, the "Offerings") will be completed until after the Cometra Acquisition has been consummated.
           The closing of the Common Stock Offering and the Notes
              Offering (collectively, the "Offerings"), are
                          contingent upon each other.
                      ------------------------------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR CERTAIN INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                      ------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
                                                                    Underwriting
                                                 Price to          Discounts and         Proceeds to
                                                  Public           Commissions(1)         Company(2)
---------------------------------------------------------------------------------------------------------
Per Share                                           $                    $                    $
Total(3)                                            $                    $                    $
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deduction of expenses payable by the Company estimated at $        .
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 600,000 shares of Common Stock to cover over-allotments, if any. If such option is exercised in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
    $        , $        and $        , respectively. See "Underwriting."
                      ------------------------------------

The Common Stock is being offered by the Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the shares will be made in New York, New York on or
about            , 1997.

                      ------------------------------------

DEAN WITTER REYNOLDS INC.
              PAINEWEBBER INCORPORATED
                            SMITH BARNEY INC.
                                         A.G. EDWARDS & SONS, INC.
                                                   MCDONALD & COMPANY
                                                      SECURITIES, INC.
                 , 1997

                                  [LOMAK LOGO]

[Graphic 1:  Map of the United States depicting the Company's core operating areas and the locations of its corporate offices.]




           GEOGRAPHICAL FOCUS

                                  Percent of
                                Present Value
                                -------------
Midcontinent Region                  61%

Appalachian Region                   21%

Gulf Coast Region                    16%

Other                                 2%
                                    ---
        Total                       100%
                                    ===


[Graphic 2:  Bar chart showing the Company's reserve growth (in Bcfe) from 1992 through 1996 and pro forma at December 31, 1996 including the Cometra Acquisition.]

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.
                      ------------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    4
Incorporation of Certain Information by Reference...........    4
Prospectus Summary..........................................    5
Risk Factors................................................   11
Forward-Looking Information.................................   16
Cometra Acquisition.........................................   17
Notes Offering..............................................   18
Use of Proceeds.............................................   19
Capitalization..............................................   20
Price Range of Common Stock and Dividend Policy.............   21
Unaudited Pro Forma Consolidated Financial Statements.......   22
Selected Consolidated Financial Data........................   28
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   29
Business....................................................   35
Management..................................................   45
Principal Stockholders and Share Ownership of Management....   48
Certain Transactions........................................   49
Description of Capital Stock and Indebtedness...............   49
Underwriting................................................   52
Legal Matters...............................................   53
Experts.....................................................   53
Glossary....................................................   54
Index to Consolidated Financial Statements..................  F-1

                      ------------------------------------

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies can be obtained by mail at prescribed rates. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York, 10005, on which the Common Stock is listed.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock being offered by this Prospectus and the Notes which are being offered by a separate prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock being offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. All of these documents may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained therefrom at prescribed rates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents and information heretofore filed with the Commission by the Company are hereby incorporated by reference into this
Prospectus:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

     2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

     3. The Company's Current Report on Form 8-K, dated April 19, 1996, and Form 8-K/A, dated May 31, 1996.

     4. The description of the Common Stock contained in the Registration Statement on Form 8-A declared effective by the Commission on October 8, 1996.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Common Stock Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Lomak Petroleum, Inc., 500 Throckmorton Street, Fort Worth, Texas 76102, Attn: Corporate Secretary, Telephone No. (817) 870-2601.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this Prospectus. Unless the context otherwise requires all references herein to "Lomak" or the "Company" include Lomak Petroleum, Inc. and its consolidated subsidiaries. Certain industry terms are defined in the Glossary. Pro forma information gives effect to the Cometra Acquisition (as defined herein) and the related financings (including the Offerings) and certain other acquisitions and financings consummated in 1995 and 1996, as described in the notes to the Unaudited Pro Forma Consolidated Financial Statements. Unless otherwise indicated, the information set forth herein assumes the Underwriters' over-allotment option with respect to the Common Stock Offering will not be exercised.

                                  THE COMPANY

     Lomak is an independent energy company engaged in oil and gas development, exploration and acquisition primarily in three core areas: the Midcontinent, Appalachia and the Gulf Coast. Over the past five years, the Company has significantly increased its reserves and production through acquisitions and, to a growing extent, development and exploration of its properties. On a pro forma basis as of December 31, 1996, the Company had proved reserves of 644 Bcfe with a Present Value of $974 million. On an Mcfe basis, the reserves were 63% developed and 77% natural gas, with a reserve life in excess of 13 years. Properties operated by the Company accounted for 94% of its pro forma Present Value. After giving effect to the Cometra Acquisition, the Company also owns over 2,000 miles of gas gathering systems and a gas processing plant in proximity to its principal gas properties. On a pro forma basis for the nine months ended September 30, 1996, the Company had revenues of $123 million and EBITDA of $72 million.

     From 1991 through 1996, the Company has made 63 acquisitions, including the Cometra Acquisition, for an aggregate purchase price of approximately $627 million and has spent $37 million on development and exploration activities. These activities have added approximately 720 Bcfe at an average cost of $0.75 per Mcfe. As a result, the Company has achieved substantial growth since 1991:

     - Reserves increased from 20 Bcfe in 1991 to 644 Bcfe in 1996, a compound annual growth rate of 101%;

     - Production increased from 2 Bcfe in 1991 to 49 Bcfe in 1996, a compound annual growth rate of 88%;

     - EBITDA increased from $4 million in 1991 to $72 million for the nine months ended September 30, 1996; and

     - Net income increased from $427,000 in 1991 to $12 million for the nine months ended September 30, 1996.

     The Company emphasizes strict cost controls in all aspects of its business. As a result, combined direct operating and administrative costs have been reduced from $2.08 per Mcfe in 1991 to $0.90 per Mcfe for the first nine months of 1996 on a pro forma basis. Consequently, while the average price realized by the Company has not increased significantly over the last five years, operating margins have increased from $0.61 per Mcfe in 1991 to $1.65 per Mcfe for the first nine months of 1996 on a pro forma basis.

                            THE COMETRA ACQUISITION

     On December 31, 1996, the Company agreed to acquire oil and gas properties located in West Texas, South Texas and the Gulf of Mexico (the "Cometra Properties") from American Cometra, Inc. ("Cometra") for a purchase price of $400 million, subject to adjustment (the "Cometra Acquisition"). The Cometra Acquisition will increase the Company's proved reserves at December 31, 1996 by 68% to 644 Bcfe and increase its Present Value by 98% to $974 million. The Cometra Properties, located primarily in the Company's core operating areas, include 515 producing wells, 401 proven development projects and substantial additional development and exploration potential on approximately 150,000 gross acres (90,000 net acres). In addition, the Cometra Properties include 265 miles of gas pipelines, a 25,000 Mcf/d gas processing plant and an above-market gas contract with a major Texas gas utility covering approximately 30% of the December 1996 production from the Cometra Properties.

                               BUSINESS STRATEGY

     The Company's objective is to maximize shareholder value through aggressive growth in its reserves, production, cash flow and earnings through a balanced program of development drilling and acquisitions, as well as a growing exploration effort. Management believes that the Cometra Acquisition has substantially enhanced the Company's ability to increase its production and reserves through drilling activities. The Cometra Acquisition substantially increased the Company's inventory of proven drilling locations and, to an even greater degree, its exploration and exploitation drilling potential. Including the Cometra Properties, the Company has over 1,100 proven recompletion and development drilling projects. As a result of the Cometra Acquisition, the Company believes that it can meet its growth objectives over the next several years without the benefit of future acquisitions. The Company currently plans to spend $160 million over the next three years on the further development and exploration of its properties. Consequently, while acquisitions are expected to continue to play an important role in the Company's future growth, the primary emphasis will shift towards exploiting the potential of the Company's larger property base.

     In order to most effectively implement its operating strategy, the Company has concentrated its activities in selected geographic areas. In each core area, the Company has established separate acquisition, engineering, geological, operating and other technical expertise. The Company believes that this geographic focus provides it with a competitive advantage in sourcing and evaluating new business opportunities within these areas, as well as providing economies of scale in developing and operating properties.

     Lomak believes the competitive strengths described below will greatly enhance its ability to achieve its long-term goals and objectives.

     - Diversified, Long Lived Reserve Base: Lomak has compiled a diversified group of predictable, long lived properties. The Company's oil and gas reserves are attributable to 7,280 producing wells that have a reserve life index in excess of 13 years. The reserves are concentrated in seven basins and are geographically and geologically diversified.

     - Substantial Inventory of Development and Exploration Projects: Lomak has over 1,100 proven development projects and a substantial number of exploration and exploitation drilling projects located within core operating areas in which the Company has significant operating and technical expertise.

     - Successful Acquisition Record: The Company's primary strength has historically been to identify and acquire properties that have increased reserves, production, cash flow and earnings. Excluding the Cometra Acquisition, since 1991 the Company has completed 62 acquisitions for an aggregate purchase price of $252 million. These acquisitions have added reserves of approximately 422 Bcfe at an average acquisition cost of $0.60 per Mcfe.

     - Significant Operational Control: Lomak operates properties representing nearly 94% of its Present Value. This allows the Company to directly control operating and drilling costs and also allows it to dictate the timing of development and exploration activities.

     - High Operating Margins: The Company's low cost structure, coupled with the premium gas price it receives for a significant portion of its production, creates high operating margins. For the first nine months of 1996, Lomak generated operating margins, after deducting direct operating and administrative costs, of $1.65 per Mcfe.

     - Experienced, Incentivized Management Team: The Company's board of directors, executive officers, technical staff and administrative personnel have considerable industry experience and will own, collectively, shares representing approximately 10% of the outstanding shares of Common Stock, after giving effect to the Cometra Acquisition and the Common Stock Offering. Over 80% of Lomak's employees either own, or hold options to acquire, shares of Common Stock.

                       FINANCING THE COMETRA ACQUISITION

     After adjustment for cash flow attributable to the Cometra Properties from October 1, 1996 to funding, it is expected that the adjusted purchase price for the Cometra Acquisition, based on a scheduled funding of February 14, 1997, will be approximately $375 million, of which $30 million will consist of shares of Common Stock to be issued to Cometra.

     The Company will finance the cash portion of the purchase price with $220 million of borrowings under a recently expanded bank credit facility (the "Credit Facility") and the issuance to Cometra of a $125 million non-interest bearing promissory note due March 31, 1997, which is secured by a bank letter of credit. The promissory note will be repaid at maturity through borrowings under the Credit Facility. The Credit Facility will enable the Company to obtain revolving credit loans and issue letters of credit from time to time in an aggregate amount not to exceed $400 million initially. Availability under the Credit Facility will be reduced to $325 million 180 days after the funding of the Cometra Acquisition, unless otherwise agreed to by the lenders. Upon consummation of the Offerings, approximately $230.9 million will be outstanding under the Credit Facility.

     The Company maintains its corporate headquarters at 500 Throckmorton Street, Fort Worth, Texas 76102 and its telephone number is (817) 870-2601.

                                  THE OFFERING

Common Stock Offered by the Company........................    4,000,000 shares
Common Stock Outstanding prior to the Offering.............    14,801,654 shares(1)
Common Stock to be Outstanding after the Offering..........    20,230,225 shares(1)(2)
Notes Offering.............................................    Concurrently with the Common Stock Offering, the
                                                               Company is offering $100 million aggregate
                                                               principal amount of Notes to the public in the
                                                               Notes Offering. The closings of the Common Stock
                                                               Offering and the Notes Offering are contingent upon
                                                               each other. Neither the Common Stock Offering nor
                                                               the Notes Offering will be completed until after
                                                               the consummation of the Cometra Acquisition. See
                                                               "Notes Offering."
Use of Proceeds............................................    The Company will use the proceeds of the Common
                                                               Stock Offering and the Notes Offering to repay a
                                                               portion of the indebtedness incurred to fund the
                                                               purchase price for the Cometra Properties. See "Use
                                                               of Proceeds."
NYSE Symbol................................................    "LOM"

---------------

(1) As of January 17, 1997. Excludes 1,219,432 shares reserved for issuance upon the exercise of outstanding options and warrants, of which 503,932 are currently exercisable; 3,026,316 shares issuable upon conversion of the $2.03 Convertible Preferred Stock; and 2,857,143 shares issuable upon conversion of the 6% Convertible Subordinated Debentures. See "Description of Capital Stock and Indebtedness."

(2) Includes 1,428,571 shares to be issued to Cometra as partial consideration for the Cometra Properties based on an assumed average market price for the Common Stock of $21 per share.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following tables set forth certain (i) historical and pro forma financial data and (ii) reserve and operating data. The pro forma financial, operating and reserve information includes the Cometra Acquisition and the related financings and certain other acquisitions and financings consummated in 1995 and 1996, as described in the notes to the Unaudited Pro Forma Consolidated Financial Statements. The historical data should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto included herein. See also "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma information should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements included herein. Neither the historical nor the pro forma results are necessarily indicative of future results.

                                                                                           NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                       ------------------------------------------   -------------------------------
                                                                        PRO FORMA                         PRO FORMA
                                         1993       1994       1995       1995        1995       1996       1996
                                       --------   --------   --------   ---------   --------   --------   ---------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Oil and gas sales..................  $ 11,132   $ 24,461   $ 37,417   $ 98,480    $ 24,135   $ 49,878   $ 94,230
  Field services.....................     6,966      7,667     10,097     10,337       7,109     10,483     10,663
  Gas transportation and marketing...       559      2,195      3,284     16,261       2,332      4,137     16,858
  Interest and other.................       418        471      1,317      1,317       1,052      1,102      1,102
                                       --------   --------   --------   --------    --------   --------   --------
                                         19,075     34,794     52,115    126,395      34,628     65,600    122,853
Expenses:
  Direct operating...................     4,438     10,019     14,930     33,713       9,935     18,268     29,139
  Field services.....................     5,712      5,778      6,469      6,469       4,192      7,813      7,813
  Gas transportation and marketing...        13        490        849      8,549         595      1,206      9,363
  Exploration........................        86        359        512        512         473        836        836
  General and administrative.........     2,049      2,478      2,736      4,374       2,187      2,862      4,099
  Interest...........................     1,120      2,807      5,584     29,514       3,822      5,563     21,900
  Depletion, depreciation and
    amortization.....................     4,347     10,105     14,863     39,276       9,808     16,589     31,807
                                       --------   --------   --------   --------    --------   --------   --------
                                         17,765     32,036     45,943    122,407      31,012     53,137    104,957
                                       --------   --------   --------   --------    --------   --------   --------
Income before taxes..................     1,310      2,758      6,172      3,988       3,616     12,463     17,896
Income taxes.........................        81       (139)    (1,782)    (1,149)       (898)    (4,360)    (6,254)
                                       --------   --------   --------   --------    --------   --------   --------
Net income...........................  $  1,391   $  2,619   $  4,390   $  2,839    $  2,718   $  8,103   $ 11,642
                                       ========   ========   ========   ========    ========   ========   ========
Earnings per common share............  $   0.18   $   0.25   $   0.31   $   0.03    $   0.21   $   0.43   $   0.49
                                       ========   ========   ========   ========    ========   ========   ========
OTHER FINANCIAL DATA:
EBITDA (a)...........................  $  6,863   $ 16,029   $ 27,131   $ 73,290    $ 17,719   $ 35,451   $ 72,439
Net cash provided by operations......     4,305     11,241     16,561        N/A       9,755     24,335        N/A
Capital expenditures.................    48,240     70,024     88,530        N/A      87,161     73,520        N/A
Ratios:
  EBITDA to interest expense.........      6.1x       5.7x       4.9x       2.5x        4.6x       6.4x       3.3x
  Earnings to fixed charges (b)......      2.2x       2.0x       2.1x       1.1x        1.9x       3.2x       1.8x
  Total debt to EBITDA...............      4.5x       3.9x       3.1x        N/A         N/A        N/A        N/A
BALANCE SHEET DATA (END OF PERIOD):
Cash and equivalents.................  $  2,019   $  4,897   $  3,047        N/A    $  2,401   $  4,880   $  4,880
Total assets.........................    76,333    141,768    214,664        N/A     203,305    284,152    664,602
Long-term debt (c)...................    31,108     62,592     83,088        N/A     113,238    121,905    393,055
Stockholders' equity.................    32,263     43,248     99,243        N/A      60,554    112,866    222,166

---------------

(a) EBITDA represents net income plus income taxes, exploration expense, interest expense and depreciation, depletion and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance or as a measure of liquidity.
(b) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as net income before taxes plus fixed charges. Fixed charges consist of interest expense.
(c) Long-term debt includes current portion.

                       SUMMARY RESERVE AND OPERATING DATA

                (DOLLARS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------
                                                                                              PRO FORMA
                                                    1993       1994       1995       1996        1996
                                                  --------   --------   --------   --------   ---------
PROVED RESERVES (A):
  Natural gas (Mmcf)............................    74,563    149,370    232,887    295,594      497,600
  Oil and NGLs (Mbbls)..........................     4,539      8,449     10,863     14,675       24,405
  Natural gas equivalents (Mmcfe)...............   101,797    200,064    298,065    383,644      644,030
  Percent natural gas...........................        73%        75%        78%        77%          77%
  Percent proved developed......................        57%        68%        77%        71%          63%
PRODUCTION VOLUMES:
  Natural gas (Mmcf)............................     2,590      6,996     12,471     21,142       37,687
  Oil and NGLs (Mbbls)..........................       318        640        913      1,068        1,855
  Natural gas equivalents (Mmcfe)...............     4,498     10,836     17,949     27,550       48,817
RESERVE LIFE INDEX (YEARS) (B)..................      22.6       18.5       16.6       13.9         13.2
PRODUCT PRICES (AT DECEMBER 31) (A):
  Natural gas (per Mcf).........................  $   2.60   $   2.07   $   2.28   $   3.54   $     3.99
  Oil and NGLs (per Bbl)........................     12.73      16.14      18.14      23.58        23.23
FUTURE NET CASH FLOWS (A):
  Undiscounted..................................  $140,892   $270,974   $412,638   $941,393   $1,790,768
  Present Value.................................    65,114    150,536    229,238    492,172      973,663
RESERVE ADDITIONS (MMCFE):
  Acquisitions..................................    74,555    103,292    106,283    111,022      371,409
  Extensions, discoveries and revisions.........     2,708      7,415     10,943     15,630       15,630
                                                  --------   --------   --------   --------   ----------
  Net additions.................................    77,263    110,707    117,226    126,652      387,039
COSTS INCURRED:
  Acquisition...................................  $ 43,177   $ 59,501   $ 69,244   $ 63,538   $  316,538
  Development and exploration...................     3,826      9,710     10,184     12,944       12,944
                                                  --------   --------   --------   --------   ----------
  Total costs incurred..........................  $ 47,003   $ 69,211   $ 79,428   $ 76,482   $  329,482
FINDING COSTS (PER MCFE) (C)....................  $   0.61   $   0.63   $   0.68   $   0.60   $     0.85
RESERVE REPLACEMENT (D).........................     1,718%     1,022%       653%       460%       1,405%
WELLS DRILLED:
  Gross.........................................      30.0       71.0       62.0       76.0          N/A
  Net...........................................      18.4       58.8       39.6       57.8          N/A
  Success rate (net)............................        90%        97%        99%        98%         N/A

                                                                                          NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                                  ---------------------------------   -------------------------
                                                                             PRO                         PRO
                                                                            FORMA                       FORMA
                                                  1993    1994    1995      1995      1995    1996      1996
                                                  -----   -----   -----   ---------   -----   -----   ---------
PER MCFE DATA:
  Oil and gas sales.............................  $2.47   $2.26   $2.08     $2.12     $2.06   $2.40     $2.55
  Direct operating expense......................   0.98    0.93    0.83      0.72      0.85    0.88      0.79
  General and administrative expense............   0.46    0.23    0.15      0.09      0.19    0.14      0.11
                                                  -----   -----   -----     -----     -----   -----     -----
  Operating margin (e)..........................  $1.03   $1.10   $1.10     $1.31     $1.02   $1.38     $1.65
                                                  =====   =====   =====     =====     =====   =====     =====

---------------

(a) Proved reserves and future net cash flows were estimated in accordance with the Commission's guidelines. Prices at December 31 in each of the years 1993 through 1996 were used in the calculation of proved reserves and future net cash flows and were held constant through the periods of estimated production, except as otherwise provided by contract, in accordance with the Commission's guidelines.
(b) The reserve life index is calculated as proved reserves (on an Mcfe basis) divided by annual production.
(c) Finding costs are calculated as costs incurred divided by net reserve additions. The pro forma cost incurred for 1996 excludes $62 million attributable to unproved reserves ($0.16 per Mcfe impact). However, the pro forma cost incurred for 1996 includes the value attributable to an above-market gas contract of $38 million ($0.10 per Mcfe impact).
(d) Reserve replacement is calculated as net reserve additions divided by the Company's actual production for the period, both on an Mcfe basis.
(e) Operating margin is calculated as oil and gas sales less direct operating expense and general and administrative expense.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider, together with the other information contained in this Prospectus, the following risk factors:

VOLATILITY OF OIL AND GAS PRICES

     The Company's financial condition, operating results and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of, and demand for, oil and gas. The Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Historically the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include weather conditions in the United States and elsewhere, the economic conditions in the United States and elsewhere, the actions of the Organization of Petroleum Exporting Countries ("OPEC"), governmental regulation, political stability in the Middle East and elsewhere, the supply and demand of oil and gas, the price of foreign imports and the availability and prices of alternate fuel sources. Any substantial and extended decline in the price of oil or gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, the Company's ability to obtain additional capital, and its revenues, profitability and cash flows from operations.

     Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

     This Prospectus contains estimates of the Company's oil and gas reserves and the future net revenues from those reserves which have been prepared by the Company and certain independent petroleum consultants. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. Because all reserve estimates are to some degree speculative, the quantities of oil and gas that are ultimately recovered, production and operation costs, the amount and timing of future development expenditures and future oil and gas sales prices may all vary from those assumed in these estimates and such variances may be material. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data.

     The present value of estimated future net cash flows referred to in this Prospectus should not be construed as the current market value of the estimated proved oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. The calculation of the Present Value of the Company's oil and gas reserves were based on prices on December 31, 1996. Average product prices at December 31, 1996 were $23.58 per barrel of oil and $3.54 per Mcf of gas and pro forma average product prices at December 31, 1996 were $23.23 per barrel of oil and $3.99 per Mcf of gas, which prices were substantially higher than historical prices used by the Company to calculate Present Value in recent years. In addition, the Company's reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil and gas prices and other factors. See "Business -- Oil and Gas Reserves."

FINDING AND ACQUIRING ADDITIONAL RESERVES

     The Company's future success depends upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. Except to the extent the Company conducts successful exploration or development activities or acquires properties containing proved reserves, the proved reserves of the Company will generally decline as they are produced. There can be no assurance that the Company's planned development projects and acquisition activities will result in significant additional reserves or that the Company will have success drilling productive wells at economic returns. If prevailing oil and gas prices were to increase significantly, the Company's finding costs to add new reserves could increase. The drilling of oil and gas wells involves a high degree of risk, especially the risk of dry holes or of wells that are not sufficiently productive to provide an economic return on the capital expended to drill the wells. The cost of drilling, completing and operating wells is uncertain, and drilling or production may be curtailed or delayed as a result of many factors.

     The Company's business is capital intensive. To maintain its base of proved oil and gas reserves, a significant amount of cash flow from operations must be reinvested in property acquisitions, development or exploration activities. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investments to maintain or expand its asset base would be impaired. Without such investment, the Company's oil and gas reserves would decline.

DEVELOPMENT AND EXPLORATION RISKS

     The Company intends to increase its development and exploration activities. Exploration drilling, and to a lesser extent development drilling, involve a high degree of risk that no commercial production will be obtained or that the production will be insufficient to recover drilling and completion costs. The cost of drilling, completing and operating wells is uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs. See
"Business -- Development Activities" and " -- Exploration Activities."

ACQUISITION RISKS

     The Company intends to continue acquiring oil and gas properties. It generally is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. See
"Business -- Acquisition Activities."

     The consummation of the Cometra Acquisition will substantially increase the Company's reserves, cash flow and production. The Company's ability to achieve any advantages from the Cometra Acquisition will depend in large part on successfully integrating the Cometra Properties into the operations of the Company. No assurances can be made that the Company will be able to achieve such integration successfully.

EFFECTS OF LEVERAGE

     On a pro forma basis giving effect to the Cometra Acquisition and the related financings, at September 30, 1996, the Company's outstanding indebtedness would have been $393 million and the Company's ratio of total debt to total capitalization would have been 64%. The Company's level of indebtedness will have several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Company's debt obligations will require the Company to meet certain financial tests, and other restrictions will limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its businesses, including possible acquisition activities and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to oil and gas prices, the Company's level of production, general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by some or all of these factors.

CAPITAL AVAILABILITY

     The Company's strategy of acquiring and developing oil and gas properties is dependent upon its ability to obtain financing for such acquisitions and development projects. The Company expects to utilize the Credit Facility among the Company and several banks (the "Banks") to borrow a portion of the funds required for any given transaction or project. If funds under the Credit Facility are not available to fund acquisition and development projects, the Company would seek to obtain such financing from the sale of equity securities or other debt financing. There can be no assurance that any such other financing would be available on terms acceptable to the Company. Should sufficient capital not be available, the Company may not be able to continue to implement its strategy.

     The Credit Facility limits the amounts the Company may borrow to amounts, determined by the Banks, in their sole discretion, based upon a variety of factors including the discounted present value of the Company's estimated future net cash flow from oil and gas production (the "Borrowing Base"). On a pro forma basis, at January 15, 1997, the Borrowing Base would have been $400 million, of which the Company would have had borrowings of $220 million outstanding. The Borrowing Base will be reduced to $325 million 180 days after the funding of the Cometra Acquisition, unless otherwise agreed to by the Banks. If oil or gas prices decline below their current levels, the availability of funds and the ability to pay outstanding amounts under the Credit Facility could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition -- Liquidity and Capital Resources."

OPERATING HAZARDS AND UNINSURED RISKS; PRODUCTION CURTAILMENTS

     The oil and gas business involves a variety of operating risks, including, but not limited to, unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, cratering, fires, explosions, pipeline ruptures or spills, pollution and other risks, any of which could result in personal injuries, loss of life, damage to properties, environmental pollution, suspension of operations and substantial losses. Although the Company carries insurance which it believes is reasonable, it is not fully insured against all risks. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the financial condition and operations of the Company.

     From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which the Company owns an interest have been subject to production curtailments. The curtailments vary from a few days to several months. In most cases the Company is provided only limited notice as to when production will be curtailed and the duration of such curtailments. The Company is currently not curtailed on any of its production.

     Certain of the Cometra Properties are offshore operations in the Gulf of Mexico which are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations.

HEDGING RISKS

     The Company has currently hedged approximately 12% of its pro forma production through April 1997. These hedges have in the past involved fixed price arrangements and other price arrangements at a variety of prices, floors and caps. The Company may in the future enter into oil and natural gas futures contracts, options and swaps. The Company's hedging activities, while intended to reduce the Company's sensitivity to changes in market prices of oil and gas, are subject to a number of other risks. In addition, such transactions may expose the Company to the risk of financial loss in certain circumstances, including instances in which (i) production is less than expected, (ii) there is a widening of price differentials between delivery points required by fixed price delivery contracts to the extent they differ from those of the Company's production, (iii) the Company's customers or the counterparties to its futures contracts fail to purchase or deliver the contracted quantities of oil or natural gas or (iv) a sudden, unexpected event materially impacts oil or natural gas prices. Additionally, the fixed price sales and hedging contracts limit the benefits the Company will realize if actual prices rise above the contract prices. In the future, the Company may increase the percentage of its production covered by hedging arrangements.

GAS CONTRACT RISK

     A significant portion of the Company's production is subject to fixed price contracts. On a pro forma basis, approximately 47% of average gas production for December 1996 was sold subject to fixed price sales contracts (including a contract relating to the Cometra Properties described below). These fixed price contracts are at prices ranging from $2.15 to $3.70 per Mcf. The fixed price contracts with terms of less than one year, between one and five years and greater than five years constitute approximately 31%, 65% and 4%, respectively, of the volume sold under fixed price contracts. The fixed price sales contracts limit the benefits the Company will realize if actual prices rise above the contract prices.

     As part of the Cometra Acquisition, the Company acquired a gas sales contract covering 20,000 acres currently producing approximately 20,000 Mcf/d. The price paid pursuant to the contract was $3.70 per Mcf at December 31, 1996 (55% higher than average 1996 natural gas prices received by the Company) and escalates at $0.05 per Mcf per annum. The contract is with a large gas utility and expires in June 2000. This contract represents 14% of the Company's pro forma December 1996 production on an Mcfe basis.

     The Company believes that these fixed price contracts are enforceable and it has not received any notice or other indication from any of the counterparties that they intend to cease performing any of their obligations under these contracts. However, there can be no assurance that one or more of these counterparties will not attempt to mitigate their obligations under these contracts. If any of the purchasers under the contracts should be successful in doing so, then the Company could be required to market its production on less attractive terms, which could have a material adverse effect on the Company's earnings and cash flow.

GAS GATHERING, PROCESSING AND MARKETING

     The Company's gas gathering, processing and marketing operations depend in large part on the ability of the Company to contract with third party producers to produce their gas, to obtain sufficient volumes of committed natural gas reserves, to maintain throughput in the Company's processing plant at optimal levels, to replace production from declining wells, to assess and respond to changing market conditions in negotiating gas purchase and sale agreements and to obtain satisfactory margins between the purchase price of its natural gas supply and the sales price for such residual gas volumes and the natural gas liquids processed. In addition, the Company's operations are subject to changes in regulations relating to gathering and marketing of oil and gas. The inability of the Company to attract new sources of third party natural gas or to promptly respond to changing market conditions or regulations in connection with its gathering, processing and marketing operations could materially adversely affect the Company's results of operations.

LAWS AND REGULATIONS

     The Company's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and gas. These regulations, among other things, control the rate of oil and gas production, and control the amount of oil that may be imported. The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution which might result from the Company's operations. Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain crude oil and natural gas exploration and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Initiatives to further regulate the disposal of crude oil and natural gas wastes are also pending in certain states, and these various initiatives could have a similar impact on the Company. The Company could incur substantial costs to comply with environmental laws and regulations.

COMPETITION

     The Company encounters substantial competition in acquiring properties, marketing oil and gas, securing equipment and personnel and operating its properties. The competitors in acquisitions, development, exploration and production include major oil companies, numerous independents, individual proprietors and others. Many of these competitors have financial and other resources which substantially exceed those of the Company. Therefore, competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties or prospects than the financial or personnel resources of the Company will permit.

DEPENDENCE ON KEY PERSONNEL

     The Company depends, and will continue to depend in the foreseeable future, on the services of its officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties and marketing oil and gas production, including John H. Pinkerton, the Company's President and Chief Executive Officer. However, the Company does not have employment contracts with any of its officers or key employees. The ability of the Company to retain its officers and key employees is important to the continued success and growth of the Company. The loss of key personnel could have a material adverse effect on the Company. The Company does not maintain key man life insurance on any of its officers or key employees. See "Management."

CERTAIN BUSINESS INTERESTS OF CHAIRMAN

     Thomas J. Edelman, Chairman of the Company, is also the President of Snyder Oil Corporation ("SOCO"), an independent publicly traded oil and gas company, and Chairman, President and Chief Executive Officer of Patina Oil & Gas Company ("Patina"), a publicly traded oil and gas company in which SOCO owns a majority interest. The Company currently has no existing business relationships with either SOCO or Patina, and neither SOCO nor Patina owns any of the Company's securities. However, as a result of Mr. Edelman's position in these companies, conflicts of interests may arise between them. The Company has, and it has been advised that SOCO also has, board policies that require Mr. Edelman to give notification of any potential conflicts that may arise between the Company and SOCO. There can be no assurance, however, that the Company will not compete with SOCO or Patina for the same acquisition or encounter other conflicts of interest. See "Management" and "Certain Transactions."

                          FORWARD-LOOKING INFORMATION

     Information included in this Prospectus, including information incorporated by reference herein, contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, including projections, estimates and expectations. Those statements by their nature are subject to certain risks, uncertainties and assumptions and will be influenced by various factors. Should one or more of these statements or their underlying assumptions prove to be incorrect, actual results could vary materially. Although the Company believes that such projections, estimates and expectations are based on reasonable assumptions, it can give no assurance that such projections, estimates and expectations will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include political developments in foreign countries, federal and state regulatory developments, the timing and extent of changes in commodity prices, the extent of success in acquiring oil and gas properties and in discovering, developing and producing reserves and conditions of the capital markets and equity markets during the periods covered by the forward-looking statements. See "Risk Factors" for further information with respect to certain of such factors. In addition, certain of such projections and expectations are based on historical results, which may not be indicative of future performance. See "Unaudited Pro Forma Consolidated Financial Statements."

                              COMETRA ACQUISITION

GENERAL

     On December 31, 1996, the Company agreed to acquire the Cometra Properties for a purchase price of $400 million, subject to adjustment. As a result of the Cometra Acquisition, the Company will significantly expand its inventory of both development and exploration projects, increase its proved reserves at December 31, 1996 by 68% to 644 Bcfe and increase the Company's Present Value at December 31, 1996 by 98% to $974 million.

COMETRA PROPERTIES

     The Cometra Properties include 150,000 gross acres (90,000 net) located within the Company's core operating areas in West Texas, South Texas and the Gulf of Mexico. Netherland, Sewell & Associates, Inc., independent petroleum consultants, estimated that at December 31, 1996, the Cometra Properties had proved reserves of 202 Bcf of gas and 9.7 Mmbbls of oil with a Present Value of $482 million. In December 1996, the Cometra Properties produced at a rate of 66 Mmcfe/d through 515 wells. The Cometra Properties include 265 miles of gas pipelines and a 25,000 Mcf/d capacity gas processing plant.

     The West Texas properties are located in the Val Verde and Permian Basins and account for 81% of the acquired reserves on a Present Value basis. The South Texas/Gulf of Mexico properties account for 19% of the acquired reserves on a Present Value basis. All of the Cometra Properties, except for the Gulf of Mexico properties, are within the Company's existing core operating areas. As a result, the Company expects to be able to quickly integrate the properties and begin exploitation activities. To facilitate the integration, the Company plans to offer positions to substantially all of Cometra's field and technical staff associated with these properties.

     On a Present Value basis, 95% and 70%, respectively, of the West Texas and South Texas/Gulf of Mexico properties are operated by the Company. The offshore properties are operated by experienced third parties. Although the Company has no definitive plans to do so at this time, the Company has previously announced that it may elect to sell all or part of the Gulf of Mexico properties because they are not located in the Company's core areas.

RESERVES

     The following table sets forth summary information with respect to the proved reserves of the Cometra Properties by region at December 31, 1996:

                                                PRESENT VALUE                             NATURAL
                                             -------------------                NATURAL     GAS
                                               AMOUNT              OIL & NGLS     GAS     EQUIV.
                                             (THOUSANDS)     %      (MBBLS)     (MMCF)    (MMCFE)
                                             -----------   -----   ----------   -------   -------
West Texas.................................   $387,852      80.6%    8,271      174,339   223,965
South Texas/Gulf of Mexico.................     93,639      19.4     1,459       27,667    36,421
                                              --------     -----     -----      -------   -------
          Total............................   $481,491     100.0%    9,730      202,006   260,386
                                              --------     -----     -----      -------   -------

     The West Texas properties consist of 450 wells on 99,000 gross acres (70,000 net) located principally in the Val Verde and Permian Basins. The Company will assume operations on 95% of the properties on a Present Value basis and will operate the pipelines and gas processing plant. Existing production ranges in depth from 3,000 to 7,000 feet. The Company has identified 365 proven recompletion and development drilling projects in this area. In the Val Verde Basin, the Company will benefit from a $3.70 per Mcf gas sales contract covering 20,000 acres currently producing approximately 20,000 Mcf/d. The contract is with a large gas utility and expires in June 2000.

     The South Texas/Gulf of Mexico properties consist of 99 wells on 51,000 gross acres (20,000 net). The Company will assume operation of 70% of the properties on a Present Value basis, primarily in South Texas. The Gulf of Mexico properties include 14 producing wells on seven offshore platforms, all of which are operated by third parties, including British Borneo Exploration, Samedan Oil Corporation and Seneca Resources. Total net daily production from the South Texas/Gulf of Mexico properties is 22.3 Mmcfe. Onshore, production comes from depths ranging from 1,000 to 12,000 feet, and has an estimated reserve life in excess of seven years. In the Gulf of Mexico, production ranges in depth from 8,000 to 14,000 feet, while water depths vary from 50 to 220 feet. The Company has identified a total of 36 development projects. Both shallower and deeper horizons hold potential exploration opportunities, which the Company expects to evaluate further with the assistance of 3-D seismic technology.

GAS PLANTS AND PIPELINES

     As part of the Cometra Acquisition, the Company will acquire 265 miles of gas pipelines and a 25,000 Mcf/d capacity gas processing plant in the Permian Basin. The gas plant, located outside Sterling, Texas, was constructed in 1995 and is currently processing gas, approximately 50% of which is attributable to Company-operated wells, at the rate of 21,700 Mcf/d. The Company believes that the plant's capacity could be expanded to 35,000 Mcf/d for an additional capital expenditure of approximately $4.0 million.

PURCHASE AGREEMENTS

     The Company acquired the Cometra Properties pursuant to Purchase and Sale Agreements dated December 31, 1996 (the "Purchase Agreements"). The Purchase Agreements have an effective date of October 1, 1996 (the "Effective Date") and the funding is expected to occur on February 14, 1997 (the "Funding Date").

     The Purchase Agreements provide for adjustments to the purchase price for, among other things, (i) cash flow attributable to the Cometra Properties from the Effective Date to the Funding Date, (ii) prepaid and unpaid ad valorem, property, production, severance and similar taxes, (iii) overproduction or underproduction of natural gas by Cometra as of the Funding Date, (iv) reimbursement of overhead costs incurred by Cometra from the Effective Date to the Funding Date, and (v) obligations of Cometra arising under any prepayment arrangements prior to the Funding Date.

     If the Funding Date occurs on February 14, 1997, it is currently estimated that the adjusted purchase price for the Cometra Properties will be $375 million. Of this amount, $220 million is payable in cash on the Funding Date (including cash deposits previously made) and $30 million is payable through the issuance to Cometra of a number of shares of Common Stock determined by dividing $30 million by the average closing price of the Common Stock on the NYSE for the five trading days immediately preceding February 14, 1997. The Company will issue to Cometra a $125 million non-interest bearing promissory note due March 31, 1997, which is secured by a bank letter of credit, for the balance of the adjusted purchase price. The Cometra Acquisition is subject to certain closing conditions, including the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                                 NOTES OFFERING

     Concurrently with the Common Stock Offering, the Company is offering $100 million aggregate principal amount of its Senior Subordinated Notes due 2007. The closings of the Common Stock Offering and the Notes Offering are contingent upon each other. Neither the Common Stock Offering nor the Notes Offering will be completed until after the consummation of the Cometra Acquisition. The Notes will be unconditionally guaranteed on an unsecured, senior subordinated basis, by each of the Company's subsidiaries, provided that such guarantees will terminate under certain circumstances. The Indenture for the Notes will contain certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitation on restricted payments; (ii) limitation on the incurrence of indebtedness; (iii) limitation on issuances and sales of capital stock by restricted subsidiaries; (iv) limitation on liens; (v) limitation on disposition of proceeds of asset sales; (vi) limitation on transactions with affiliates; (vii) limitation on dividends and other payment restrictions affecting restricted subsidiaries; (viii) restrictions on mergers, consolidations and transfers of assets; (ix) limitations on subsidiary indebtedness and preferred stock; and (x) limitation on "layering" indebtedness.

                                USE OF PROCEEDS

     The net proceeds of the Common Stock Offering are estimated to be approximately $79.3 million (assuming an offering price of $21 per share) and the net proceeds of the Notes Offering are estimated to be approximately $96.7 million, after deducting underwriting discounts and estimated expenses. The Company intends to use all of such net proceeds to repay certain indebtedness incurred under the Credit Facility to fund a portion of the cash purchase price for the Cometra Properties. See "Cometra Acquisition" and "Notes Offering." At December 31, 1996, indebtedness under the Credit Facility, which expires in January 2002, had a weighted average interest rate of 6.7%. For additional information with respect to the interest rates, maturity and covenants related to the Credit Facility, see "Description of Capital Stock and Indebtedness
-- Credit Facility."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1996, and the pro forma capitalization of the Company at September 30, 1996, giving effect to the offering of 6% Convertible Subordinated Debentures in December 1996 and the Cometra Acquisition and the related financings (including the application of the net proceeds from the Offerings as described in "Use of Proceeds") as if such transactions occurred on September 30, 1996. This table should be read in conjunction with the Consolidated Financial Statements and Unaudited Pro Forma Consolidated Financial Statements and Notes thereto included herein, and "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                               SEPTEMBER 30, 1996
                                                              --------------------
                                                               ACTUAL    PRO FORMA
                                                              --------   ---------
                                                                 (IN THOUSANDS)
Current portion of debt.....................................  $     --   $     --
                                                              ========   ========
Long-term debt:
  Revolving credit facility.................................  $121,905   $238,055
    % Senior Subordinated Notes.............................        --    100,000
  6% Convertible Subordinated Debentures (1)................        --     55,000
                                                              --------   --------
Total long-term debt........................................  $121,905   $393,055
                                                              ========   ========
Stockholders' equity:
  Preferred Stock, $1 par value, 4,000,000 shares
     authorized: $2.03 Convertible Exchangeable
     Preferred Stock 1,150,000 shares outstanding
    ($28,750,000 liquidation preference)(2).................     1,150      1,150
  Common Stock, $.01 par value, 35,000,000 shares
     authorized: 14,705,293 issued and outstanding;
     20,133,864 shares issued and outstanding
     pro forma (3)(4).......................................       147        201
  Capital in excess of par value............................   109,915    219,161
  Retained earnings.........................................     1,654      1,654
                                                              --------   --------
          Total stockholders' equity........................   112,866    222,166
                                                              --------   --------
               Total capitalization.........................  $234,771   $615,221
                                                              ========   ========

---------------

(1) The 6% Convertible Subordinated Debentures were issued on December 27, 1996. See "Description of Capital Stock and Indebtedness."

(2) The $2.03 Convertible Exchangeable Preferred Stock may, at the election of the Company, be exchanged for an aggregate of $28,750,000 principal amount of 8.125% Convertible Subordinated Notes due December 31, 2005. See "Description of Capital Stock and Indebtedness."

(3) As of January 17, 1997. Excludes 1,219,432 shares reserved for issuance upon the exercise of outstanding options and warrants, of which 503,932 are currently exercisable; 3,026,316 shares issuable upon conversion of the $2.03 Convertible Preferred Stock; and 2,857,143 shares issuable upon conversion of the 6% Convertible Subordinated Debentures due 2007. See "Description of Capital Stock and Indebtedness."

(4) Includes 1,428,571 shares to be issued to Cometra as partial consideration for the Cometra Properties based on an assumed average market price for the Common Stock of $21 per share.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock was listed on the NYSE on October 11, 1996 under the symbol "LOM." Prior to listing on the NYSE, the Common Stock was listed on the Nasdaq National Market under the symbol "LOMK." At January 17, 1997, 14,801,654 shares were held by 4,306 stockholders of record.

                                                                        COMMON STOCK
                                                     HIGH       LOW      DIVIDENDS
                                                    -------   -------   ------------
1997
  First Quarter (through January 21)..............  $23.625   $17.125        (a)
1996
  Fourth Quarter..................................  $17.375   $13.125      $ .02
  Third Quarter...................................   14.875    12.750        .02
  Second Quarter..................................   15.500    11.625        .01
  First Quarter...................................   12.125     9.560        .01
1995
  Fourth Quarter..................................  $ 7.500   $ 5.500      $ .01
  Third Quarter...................................    9.250     7.250         --
  Second Quarter..................................    8.188     7.250         --
  First Quarter...................................    7.375     5.500         --

---------------

(a) Since the fourth quarter of 1995, dividends have been declared at the beginning of the last month of each calendar quarter and have been paid at the end of such calendar quarter.

     Dividends on the Common Stock were initiated in December 1995 and have been paid in each successive quarter. The $2.03 Convertible Preferred Stock receives cumulative quarterly dividends at the annual rate of $2.03 per share. If there is any arrearage in dividends on the $2.03 Convertible Preferred Stock, the Company may not pay dividends on the Common Stock. The Company has never been in arrears in the payment of dividends on the $2.03 Convertible Preferred Stock. See "Description of Capital Stock and Indebtedness."

     The payment of dividends is subject to declaration by the Board of Directors and may depend upon earnings, capital expenditures and market factors existing from time to time. The Credit Facility and the Indenture for the Notes contain restrictions on the Company's ability to pay dividends on capital stock. Under the most restrictive of these provisions, the Company could have paid
$          of dividends as of December 31, 1996.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited pro forma consolidated financial statements give effect to: (i) the purchase by the Company of certain oil and gas properties from a subsidiary of Parker & Parsley Petroleum Co. ("Parker & Parsley") in August 1995 for $20 million, (ii) the purchase by the Company of certain oil and gas properties from Transfuel, Inc. ("Transfuel") in September 1995 for $21 million and (iii) the purchase by the Company of certain oil and gas properties from Bannon Energy Incorporated (the "Bannon Acquisition") in April 1996 for $37 million (collectively referred to as the "Prior Acquisitions"). The unaudited pro forma consolidated financial statements also give effect to the Cometra Acquisition, the private placements of the Company's $2.03 Convertible Exchangeable Preferred Stock, 1.8 million shares of Common Stock and $55 million of 6% Convertible Subordinated Debentures (collectively referred to as the "Private Placements") and the application of the estimated net proceeds therefrom. Additionally, the unaudited pro forma consolidated financial statements give effect to the Offerings. The unaudited pro forma consolidated statement of income for the year ended December 31, 1995 was prepared as if the Prior Acquisitions, the Cometra Acquisition, the Private Placements and the Offerings (collectively, the "Transactions") had occurred on January 1, 1995. The unaudited pro forma consolidated statement of income for the nine months ended September 30, 1996 was prepared as if the Transactions had occurred on January 1, 1996. The accompanying unaudited pro forma consolidated balance sheet of the Company as of September 30, 1996 has been prepared as if the Transactions had occurred as of that date. The historical information provided in the statements of income for the year ended December 31, 1995 and for the nine months ended September 30, 1996, represents the following periods prior to their inclusion in Lomak's historical results of operations for the various acquisitions: (i) Parker & Parsley represents the period from January 1, 1995 through July 31, 1995, (ii) Transfuel represents the period from January 1, 1995 through September 30, 1995, (iii) Bannon represents the periods from January 1, 1995 through December 31, 1995 and from January 1, 1996 through March 31, 1996 and (iv) the Cometra Acquisition represents the periods from January 1, 1995 through December 31, 1995 and from January 1, 1996 through September 30, 1996.

     This information is not necessarily indicative of future consolidated results of operations and it should be read in conjunction with the separate historical statements and related notes of the respective entities appearing elsewhere in this Registration Statement or incorporated by reference herein.

                     LOMAK PETROLEUM, INC. AND SUBSIDIARIES
                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                                      PRO FORMA
                                             PRIOR         COMETRA      PRO FORMA     PRE OFFERING    OFFERING      PRO FORMA
                                 LOMAK    ACQUISITIONS   ACQUISITION   ADJUSTMENTS       LOMAK       ADJUSTMENTS      LOMAK
                                -------   ------------   -----------   -----------    ------------   -----------    ---------
REVENUES
  Oil and gas sales...........  $37,417     $17,549        $43,514      $               $ 98,480       $            $ 98,480
  Field services..............   10,097          --             --           240(e)       10,337                      10,337
  Transportation and
    marketing.................    3,284          --          5,277         7,700(e)       16,261                      16,261
  Interest and other..........    1,317          --             --                         1,317                       1,317
                                -------                    -------                      --------
                                 52,115      17,549         48,791                       126,395                     126,395
                                -------                    -------                      --------
EXPENSES
  Direct operating............   14,930       7,355         12,728        (1,300)(e)      33,713                      33,713
  Field services..............    6,469          --             --                         6,469                       6,469
  Transportation and
    marketing.................      849          --             --         7,700(e)        8,549                       8,549
  Exploration.................      512          --             --                           512                         512
  General and
    administrative............    2,736          --             --         1,638(d,e)      4,374                       4,374
  Interest....................    5,584          --             --        27,106(a)       32,690        (3,176)(b)    29,514
  Depletion, depreciation and
    amortization..............   14,863          --             --        24,413(c)       39,276            --        39,276
                                -------                    -------                      --------
                                 45,943       7,355         12,728                       125,583                     122,407
                                -------                    -------                      --------
Income before taxes...........    6,172      10,194         36,063                           812                       3,988
INCOME TAXES
  Current.....................      (86)         --             --            40(f)          (46)         (180)(g)      (226)
  Deferred....................   (1,696)         --             --         1,508(f)         (188)         (735)(g)      (923)
                                -------                    -------                      --------
Net income....................  $ 4,390     $10,194        $36,063                      $    578                    $  2,839
                                =======                    =======                      ========
Net income applicable to
  common shares...............  $ 3,659                                                                             $    505
                                =======                                                                             ========
Earnings per common share.....  $  0.31                                                                             $   0.03
                                =======                                                                             ========
Weighted average shares
  outstanding.................   11,841                                    4,133                         4,000        19,974
                                =======                                                                             ========

            See notes to pro forma consolidated financial statements

                     LOMAK PETROLEUM, INC. AND SUBSIDIARIES
                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                                     PRO FORMA
                                            PRIOR         COMETRA      PRO FORMA     PRE OFFERING    OFFERING      PRO FORMA
                                LOMAK    ACQUISITIONS   ACQUISITION   ADJUSTMENTS       LOMAK       ADJUSTMENTS      LOMAK
                               -------   ------------   -----------   -----------    ------------   -----------    ---------
REVENUES
  Oil and gas sales..........  $49,878      $1,703        $42,649      $               $ 94,230       $            $ 94,230
  Field services.............   10,483          --             --           180(k)       10,663                      10,663
  Gas transportation and
    marketing................    4,137          --          4,564         8,157(k)       16,858                      16,858
  Interest and other.........    1,102          --             --                         1,102                       1,102
                               -------      ------        -------                      --------                    --------
                                65,600       1,703         47,213                       122,853                     122,853
                               -------      ------        -------                      --------                    --------
EXPENSES
  Direct operating...........   18,268         562         10,309                        29,139                      29,139
  Field services.............    7,813          --             --                         7,813                       7,813
  Gas transportation and
    marketing................    1,206          --             --         8,157(k)        9,363                       9,363
  Exploration................      836          --             --                           836                         836
  General and
    administrative...........    2,862          --             --         1,237(k)        4,099            --         4,099
  Interest...................    5,563          --             --        17,656(h)       23,219        (1,319)(i)    21,900
  Depletion, depreciation and
    amortization.............   16,589          --             --        15,218(j)       31,807                      31,807
                               -------      ------        -------                      --------                    --------
                                53,137         562         10,309                       106,276                     104,957
                               -------      ------        -------                      --------                    --------
Income before taxes..........   12,463       1,141         36,904                        16,577                      17,896
INCOME TAXES
  Current....................     (299)         --             --          (242)(l)        (541)          (43)         (584)
  Deferred...................   (4,061)         --             --        (1,190)(l)      (5,251)         (419)       (5,670)
                               -------      ------        -------      --------        --------       -------      --------
Net income...................  $ 8,103      $1,141        $36,904                      $ 10,785                    $ 11,642
                               =======      ======        =======                      ========                    ========
Net income applicable to
  common shares..............  $ 6,232                                                                             $  9,891
                               =======                                                                             ========
Earnings per common share....  $  0.43                                                                             $   0.49
                               =======                                                                             ========
Weighted average shares
  outstanding................   14,615                                    1,601                         4,000        20,216
                               =======                                                                             ========

            See notes to pro forma consolidated financial statements

                             LOMAK PETROLEUM, INC.
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)


                                                                                  PRO FORMA
                                                 PRO FORMA      PRE-OFFERING      OFFERING       PRO FORMA
                                    LOMAK       ADJUSTMENTS        LOMAK         ADJUSTMENTS       LOMAK
                                   --------     -----------     ------------     -----------     ---------
ASSETS
Current assets
  Cash and equivalents.........    $  4,880      $                $  4,880         $             $   4,880
  Accounts receivable..........      14,861                         14,861                          14,861
  Marketable securities........      13,176                         13,176                          13,176
  Inventory and other..........       1,696                          1,696                           1,696
                                   ----------                   ----------                       ---------
     Total current assets......      34,613                         34,613                          34,613
                                   ----------                   ----------                       ---------
Oil and gas properties.........     280,089        315,500(p)      595,589                         595,589
     Accumulated depletion and
       amortization............     (48,025)                       (48,025)                        (48,025)
                                   ----------                   ----------                       ---------
                                    232,064                        547,564                         547,564
                                   ----------                   ----------                       ---------
Gas transportation and field
  service assets...............      22,597         60,000          82,597                          82,597
     Accumulated
       depreciation............      (5,122)                        (5,122)                         (5,122)
                                   ----------                   ----------                       ---------
                                     17,475                         77,475                          77,475
                                   ----------                   ----------                       ---------
  Other assets.................          --          1,650(n)        1,650           3,300(q)        4,950
                                   ----------                   ----------                       ---------
                                   $284,152                       $661,302                       $ 664,602
                                   ==========                   ==========                       =========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities
  Accounts payable.............    $ 16,752      $                $ 16,752         $             $  16,752
  Accrued liabilities..........       8,817                          8,817                           8,817
  Current portion of debt......                         --
                                   ----------                   ----------                       ---------
     Total current
       liabilities.............      25,569                         25,569                          25,569
                                   ----------                   ----------                       ---------
Revolving credit facility......     121,905     (53,350)(n)        414,055       (79,300)(o)       238,055
                                                 345,500(p)                      (96,700)(q)
%  Senior subordinated notes...                                                    100,000(q)      100,000
6% Convertible subordinated
  debentures...................          --         55,000(n)       55,000                          55,000
                                   ----------                   ----------                       ---------
                                    121,905                        469,055                         393,055
                                   ----------                   ----------                       ---------
Deferred taxes.................      23,812                         23,812                          23,812
Stockholders' equity
  Preferred stock, $1 par,
     4,000,000 shares
     authorized
     $2.03 convertible
     preferred, 1,150,000
     issued (liquidation
     preference $28,750,000)...       1,150                          1,150                           1,150
  Common Stock, $.01 par,
     35,000,000 shares
     authorized, 14,705,293
     shares issued and
     outstanding, 20,133,864
     shares issued and
     outstanding pro forma.....         147             14(p)          161              40(o)          201
  Capital in excess of par
     value.....................     109,915         29,986(p)      139,901          79,260(o)      219,161
  Retained earnings............       1,654                          1,654                           1,654
                                   ----------                   ----------                       ---------
     Total stockholders'
       equity..................     112,866                        142,866                         222,166
                                   ----------                   ----------                       ---------
                                   $284,152                       $661,302                       $ 664,602
                                   ==========                   ==========                       =========

            See notes to pro forma consolidated financial statements

                             LOMAK PETROLEUM, INC.
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE (1) PRO FORMA ADJUSTMENTS FOR THE TRANSACTIONS -- FOR THE YEAR ENDED
         DECEMBER 31, 1995

     The accompanying unaudited pro forma consolidated statement of income for the year ended December 31, 1995 has been prepared as if the Transactions had occurred on January 1, 1995 and reflects the following adjustments:

     (a) To adjust interest expense for the estimated amounts that would have been incurred on the incremental borrowings in connection with the Prior Acquisitions and the Cometra Acquisition and for the estimated amounts that would have been repaid with the net proceeds from the Private Placements.

     (b) To adjust interest expense for the estimated amounts that would have been repaid with the net proceeds from the Offerings.

     (c) To record depletion expense for the Prior Acquisitions and the Cometra Acquisition at a rate of $0.75 per Mcfe, and to record depreciation expense on the gas processing plant purchased in the Cometra Acquisition.

     (d) To remove minority interest of $1,200 from January 1995 Red Eagle income statement.

     (e) To adjust historical field services revenues for income increases and cost reclassifications and oil and gas production and general and administrative expenses for cost reductions and increases due to integration of the Prior Acquisitions and the Cometra Acquisition.

     (f) To adjust the provision for income taxes for the change in taxable income resulting from the Prior Acquisitions and the Cometra Acquisition and the effect on deferred taxes recorded at January 1, 1995 had the acquisitions taken place at that time.

     (g) To adjust the provision for income taxes resulting from interest adjustments made to reflect the amounts of borrowings repaid with the net proceeds from the Offerings and the effect on deferred taxes recorded at January 1, 1995 had the Offerings taken place at that time.

NOTE (2) PRO FORMA ADJUSTMENTS FOR THE TRANSACTIONS -- FOR THE NINE MONTHS ENDED
         SEPTEMBER 30, 1996

     The accompanying unaudited pro forma consolidated statement of income for the nine months ended September 30, 1996 has been prepared as if the Transactions had occurred on January 1, 1996 and reflects the following adjustments:

     (h) To adjust interest expense for the estimated amount that would have been incurred on the incremental borrowings for the Bannon Acquisition and the Cometra Acquisition, net of proceeds received from the Private Placements and the Offerings.

     (i) To adjust interest expense for the estimated amounts that would have been repaid with the net proceeds from the Offerings.

     (j) To record depletion expense for the Bannon Acquisition and the Cometra Acquisition at a rate of $0.86 per Mcfe, to adjust the historical depletion rate for Lomak from $0.73 to $0.86 per Mcfe, and to record depreciation expense on the gas processing plant purchased in the Cometra Acquisition.

     (k) To adjust historical field services revenues for income increases and costs reclassifications and general and administrative expenses for cost increases due to integration of the Bannon Acquisition and the Cometra Acquisition.

     (l) To adjust the provision for income taxes for the change in taxable income resulting from the Bannon Acquisition and the effect on deferred taxes recorded at January 1, 1996 had the acquisition taken place at that time.

     (m) To adjust the provision for income taxes for the change in taxable income resulting from interest adjustments made to reflect the amounts of borrowings repaid with the net proceeds from the Offerings and the effect on deferred taxes recorded at January 1, 1996 had the Offerings taken place at that time.

                             LOMAK PETROLEUM, INC.
 NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                                  (Unaudited)

NOTE (3) PRO FORMA ADJUSTMENTS FOR THE COMETRA ACQUISITION, THE PRIVATE
         PLACEMENTS AND THE OFFERINGS -- AS OF SEPTEMBER 30, 1996

     (n) To record the offering of $55 million of the 6% Convertible Subordinated Debentures and the application of proceeds therefrom.

     (o) To record the Common Stock Offering, net of offering costs and the application of proceeds therefrom.

     (p) To record the Cometra Acquisition.

     (q) To record the Notes Offering, net of offering costs and the application of proceeds therefrom.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables present selected consolidated financial data covering the five years ended December 31, 1995 and the nine months ended September 30, 1995 and 1996. Such data has been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and Notes thereto for each of the five years ended December 31, 1995, and the nine months ended September 30, 1996, the Unaudited Pro Forma Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

                                                           YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------------
                                                                                              PRO FORMA
                                         1991       1992       1993       1994       1995       1995
                                       --------   --------   --------   --------   --------   ---------
STATEMENT OF OPERATIONS DATA:
Revenues:
 Oil and gas sales...................  $  5,466   $  7,703   $ 11,132   $ 24,461   $ 37,417   $ 98,480
 Field services......................     3,966      5,283      6,966      7,667     10,097     10,337
 Gas transportation and marketing....       197        332        559      2,195      3,284     16,261
 Interest and other..................       939        577        418        471      1,317      1,317
                                       --------   --------   --------   --------   --------   --------
                                         10,568     13,895     19,075     34,794     52,115    126,395
Expenses:
 Direct operating....................     2,164      3,039      4,438     10,019     14,930     33,713
 Field services......................     2,580      3,951      5,712      5,778      6,469      6,469
 Gas transportation and marketing....        --         --         13        490        849      8,549
 Exploration.........................         5         36         86        359        512        512
 General and administrative..........     2,208      1,915      2,049      2,478      2,736      4,374
 Interest............................       672        952      1,120      2,807      5,584     29,514
 Depletion, depreciation and
  amortization.......................     2,387      3,124      4,347     10,105     14,863     39,276
                                       --------   --------   --------   --------   --------   --------
                                         10,016     13,017     17,765     32,036     45,943    122,407
                                       --------   --------   --------   --------   --------   --------
Income before taxes..................       552        878      1,310      2,758      6,172      3,988
Income taxes.........................      (125)      (192)        81       (139)    (1,782)    (1,149)
                                       --------   --------   --------   --------   --------   --------
Net income...........................  $    427   $    686   $  1,391   $  2,619   $  4,390   $  2,839
                                       ========   ========   ========   ========   ========   ========
Earnings per common share............  $   0.01   $   0.08   $   0.18   $   0.25   $   0.31   $   0.03
                                       ========   ========   ========   ========   ========   ========
OTHER FINANCIAL DATA:
EBITDA (a)...........................  $  3,616   $  5,003   $  6,863   $ 16,029   $ 27,131   $ 73,290
Net cash provided by operations......     1,189      5,168      4,305     11,241     16,561        N/A
Capital expenditures.................    11,901      5,920     48,240     70,024     88,530        N/A
Ratios:
 EBITDA to interest expense..........      5.4x       5.3x       6.1x       5.7x       4.9x       2.5x
 Earnings to fixed charges (b).......      1.8x       1.9x       2.2x       2.0x       2.1x       1.1x
 Total debt to EBITDA................      3.4x       2.6x       4.5x       3.9x       3.1x        N/A
BALANCE SHEET DATA (END OF PERIOD):
Cash and equivalents.................  $  1,177   $  2,261   $  2,019   $  4,897   $  3,047        N/A
Total assets.........................    24,332     28,328     76,333    141,768    214,664        N/A
Long-term debt (c)...................    12,443     13,127     31,108     62,592     83,088        N/A
Stockholders' equity.................     7,962      9,504     32,263     43,248     99,243        N/A

                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,
                                       -------------------------------
                                                             PRO FORMA
                                         1995       1996       1996
                                       --------   --------   ---------
STATEMENT OF OPERATIONS DATA:
Revenues:
 Oil and gas sales...................  $ 24,135   $ 49,878   $ 94,230
 Field services......................     7,109     10,483     10,663
 Gas transportation and marketing....     2,332      4,137     16,858
 Interest and other..................     1,052      1,102      1,102
                                       --------   --------   --------
                                         34,628     65,600    122,853
Expenses:
 Direct operating....................     9,935     18,268     29,139
 Field services......................     4,192      7,813      7,813
 Gas transportation and marketing....       595      1,206      9,363
 Exploration.........................       473        836        836
 General and administrative..........     2,187      2,862      4,099
 Interest............................     3,822      5,563     21,900
 Depletion, depreciation and
  amortization.......................     9,808     16,589     31,807
                                       --------   --------   --------
                                         31,102     53,137    104,957
                                       --------   --------   --------
Income before taxes..................     3,616     12,463     17,896
Income taxes.........................      (898)    (4,360)    (6,254)
                                       --------   --------   --------
Net income...........................  $  2,718   $  8,103   $ 11,642
                                       ========   ========   ========
Earnings per common share............  $   0.21   $   0.43   $   0.49
                                       ========   ========   ========
OTHER FINANCIAL DATA:
EBITDA (a)...........................  $ 17,719   $ 35,451   $ 72,439
Net cash provided by operations......     9,755     24,335        N/A
Capital expenditures.................    87,161     73,520        N/A
Ratios:
 EBITDA to interest expense..........      4.6x       6.4x       3.3x
 Earnings to fixed charges (b).......      1.9x       3.2x       1.8x
 Total debt to EBITDA................       N/A        N/A        N/A
BALANCE SHEET DATA (END OF PERIOD):
Cash and equivalents.................  $  2,401   $  4,800   $  4,800
Total assets.........................   203,305    284,152    664,602
Long-term debt (c)...................   113,238    121,905    393,055
Stockholders' equity.................    60,554    112,866    222,166

---------------

(a) EBITDA represents net income plus income taxes, exploration expense, interest expense and depreciation, depletion and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance or as a measure of liquidity.
(b) For the purpose of determining the ratio of earnings to fixed charges, earnings are defined as net income before taxes plus fixed charges. Fixed charges consist of interest expense.
(c) Long-term debt includes current portion.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and the Selected Consolidated Financial Data included elsewhere herein.

RESULTS OF OPERATIONS

     The Company has experienced significant growth in reserves, production, cash flow and earnings over the past three years. The following tables set forth selected financial and operating information as well as the annual percentage change for each of the past three years and the nine month periods ended September 30, 1995 and 1996:

                                                                                NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                               -----------------------------    ------------------
                                                1993       1994       1995       1995       1996
                                               -------    -------    -------    -------    -------
                                                        (IN THOUSANDS, EXCEPT PRICE DATA)
    Revenues.................................  $19,075    $34,794    $52,115    $34,628    $65,600
    Expenses.................................   17,765     32,036     45,943     31,012     53,137
    Net Income...............................    1,391      2,619      4,390      2,718      8,103
    EBITDA(1)................................    6,863     16,029     27,131     17,719     35,451
    Production Volumes:
      Natural Gas (Mmcf).....................    2,590      6,996     12,471      7,825     15,968
      Oil and NGLs (Mbbls)...................      318        640        913        649        801
      Mmcfe..................................    4,498     10,836     17,949     11,722     20,776
    Average Prices:
      Natural Gas (per Mcf)..................  $  2.32    $  2.10    $  1.79    $  1.71    $  2.19
      Oil and NGLs (per Bbl).................    16.07      15.23      16.57      16.58      18.60
      Per Mcfe...............................     2.47       2.26       2.08       2.06       2.40

                                                           PERCENTAGE CHANGE FROM PRIOR PERIOD
                                                          -------------------------------------
                                                          YEAR ENDED DECEMBER      NINE MONTHS
                                                                  31,                 ENDED
                                                          --------------------    SEPTEMBER 30,
                                                          1993    1994    1995        1996
                                                          ----    ----    ----    -------------
    Revenues............................................   37%     82%     50%           89%
    Expenses............................................   37      80      43            71
    Net Income..........................................  103      88      68           198
    EBITDA (1)..........................................   39     134      69           100
    Production Volumes:
      Natural Gas (Mcf).................................   44     170      78           104
      Oil and NGLs (Bbl)................................   60     101      43            23
      Mcfe..............................................   50     141      66            77
    Average Prices:
      Natural Gas (per Mcf).............................    3      (9)    (15)           28
      Oil and NGLs (per Bbl)............................  (13)     (5)      9            12
      Per Mcfe..........................................   (4)     (9)     (8)           17

---------------

(1) EBITDA represents net income plus income taxes, exploration expense, interest expense and depletion, depreciation and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance or as a measure of liquidity.

Comparison of Nine Months Ended September 30, 1996 to Nine Months Ended September 30, 1995

     The Company reported net income for the nine months ended September 30, 1996 of $8.1 million, a 198% increase over the same period in 1995. The increase is the result of higher production levels and product prices.

     During the first nine months of 1996, oil and gas production volumes increased 77% to 20.8 Bcfe, an average of 75.8 Mmcfe/d. Production revenues also benefited from a 17% increase in the average price received per Mcfe of production from $2.06 to $2.40. The average oil price increased 12% from $16.58 to $18.60 per barrel and average gas prices increased 28% from $1.71 to $2.19 per Mcf. As a result of a larger base of producing properties, operating expenses increased 84% to $18.3 million. However, the operating cost per Mcfe increased only slightly from $0.85 per Mcfe in the nine months ended September 30, 1995 to $0.88 per Mcfe in the 1996 period.

     Gas transportation and marketing revenues rose 77% in the first nine months of 1996 to $4.1 million versus $2.3 million in the first nine months of 1995. The higher revenues were due primarily to expanded marketing activities and increased gas transportation revenues attributable to its larger pipeline network. The increase in gas transportation and marketing expenses of 103% reflects higher administration costs associated with the growth in gas marketing.

     Field services revenues increased 47% in the first nine months of 1996 to $10.5 million versus $7.1 million for the same period of 1995. The higher revenues were due primarily to a larger base of operated properties. Field services expenses increased 86% in the nine month period of 1996 versus 1995, due to lower overall margins on the increasing revenue base. Exploration expense rose 77% due to the Company's increased involvement in acreage acquisition, seismic and exploratory drilling.

     General and administrative expenses increased 31% from $2.2 million for the first nine months of 1995 to $2.9 million for the first nine months in 1996. On a per Mcfe of production basis, general and administrative expenses decreased from $0.19 in the 1995 period to $0.14 for the same period in 1996. Interest and other income increased slightly primarily due to a higher level of property sales. Interest expense increased 46% to $5.6 million as a result of the higher average outstanding debt balance during the 1996 period due to the financing of acquisitions in the 1996 period.

     Depletion, depreciation and amortization expense rose 69% as a result of increased production volumes. As a percentage of oil and gas revenues, depletion, depreciation and amortization expense improved to 33% in the 1996 period from 41% in the 1995 period as a result of increased product prices during the 1996 period. The Company-wide depletion, depreciation and amortization rate was $0.73 per Mcfe during both periods.

Comparison of 1995 to 1994

     The Company reported net income for the year ended December 31, 1995 of $4.4 million, a 68% increase over 1994. This increase is the result of higher production volumes attributable to acquisition and development activities.

     During the year, oil and gas production volumes increased 66% to 17.9 Bcfe, an average of 49.2 Mmcfe/d. The increased revenues recognized from production volumes were partially offset by an 8% decrease in the average price received per Mcfe of production to $2.08. The average oil price increased 9% to $16.57 per barrel while average gas prices dropped 15% to $1.79 per Mcf. As a result of the Company's larger base of producing properties and production, oil and gas production expenses increased 49% to $14.9 million in 1995 versus $10.0 million in 1994. However, the average operating cost per Mcfe produced decreased 11% from $0.93 in 1994 to $0.83 in 1995.

     Gas transportation and marketing revenues increased 50% to $3.3 million versus $2.2 million in 1994. Coupled with this increase in gas transportation and marketing revenues was a 73% increase in associated expenses for the year. These increases were due primarily to the acquisition of several pipeline systems, as well as the expansion of the gas marketing efforts.

     Field services revenues increased 32% in 1995 to $10.1 million, despite the September 1994 sale of virtually all well servicing and brine disposal assets in Ohio. The decrease in activities due to this sale was more than offset by an increase in well servicing and brine disposal activities in Oklahoma and well operations on acquired properties. Field services expenses increased 12% in 1995 to $6.5 million versus $5.8 million. The increase is attributed to the Oklahoma well servicing and the cost of operating a larger base of properties. The increase in well operating costs was offset to a great extent by the disposal in September 1994 of the Company's lower margin well servicing and brine hauling and disposal businesses.

     Exploration expense increased 43% to $0.5 million due to the Company's increased involvement in exploration projects. These costs include delay rentals, seismic and exploratory drilling activities.

     General and administrative expenses increased 10% from $2.5 million in 1994 to $2.7 million in 1995. As a percentage of revenues, general and administrative expenses were 5% in 1995 as compared to 7% in 1994. This improvement reflects the spreading of administrative costs over a growing asset base.

     Interest and other income rose 180% primarily due to higher sales of non-strategic properties. Interest expense increased 99% to $5.6 million as compared to $2.8 million in 1994. This was primarily as a result of the higher average outstanding debt balance during the year due to the financing of capital expenditures. The average outstanding balances on the bank credit facility were $42.0 million and $73.3 million for 1994 and 1995, respectively. The weighted average interest rate on these borrowings was 6.3% and 7.3% for the years ended December 31, 1994 and 1995, respectively.

     Depletion, depreciation and amortization increased 47% compared to 1994 as a result of increased production volumes during the year. The increased depletion of oil and gas properties was partially offset by the reduction of depreciation of field services assets due to the 1994 sale of field service assets. The Company-wide depletion, depreciation and amortization rate for 1995 was $0.83 per Mcfe versus $0.93 per Mcfe in 1994 due to the addition of properties at lower than historical Mcfe costs.

Comparison of 1994 to 1993

     The Company reported net income for the year ended December 31, 1994 of $2.6 million, an 88% increase over 1993 net income. This increase can be attributed primarily to the realization of income from properties acquired in the fourth quarter of 1993 and 1994, as well as the success of the 1994 drilling program.

     During the year, oil and gas production volumes increased 141% to 10.8 Bcfe, an average of 29.7 Mmcfe per day. The increased revenues recognized from production volumes were partially offset by a 9% decrease in the average price received per Mcfe of production to $2.26. The average oil price decreased 5% to $15.23 per barrel and average gas prices dropped 9% to $2.10 per Mcf. As a result of the Company's larger base of producing properties and production, oil and gas production expenses increased 126% to $10.0 million in 1994 versus $4.4 million in 1993. However, the average operating cost per Mcfe produced decreased 5% from $0.98 in 1993 to $0.93 in 1994.

     Gas transportation and marketing revenues rose almost 293% to $2.2 million versus $0.6 million in 1993. Coupled with this increase in gas transportation and marketing revenues was an increase in associated expenses for the year. These increases were due primarily to the acquisition of several pipeline systems in late 1993, as well as the expansion of the gas marketing efforts.

     Field services revenues increased 10% in 1994, despite the September 1994 sale of virtually all well servicing and brine hauling and disposal assets in Ohio. The decrease was offset by a marked increase in well operating revenues recognized on acquired properties. Field services expenses increased marginally in 1994 to $5.8 million versus $5.7 million. The slight increase can be attributed to the cost of operating a growing base of properties. The increase in well operating costs was offset to a great extent by the disposal in September 1994 of the Company's low-margin well servicing and brine hauling and disposal businesses.

     Exploration expense increased 317% due to the Company's increased involvement in drilling projects. The results of these costs can be seen in the increase in production due partially to its 1994 drilling program.

     General and administrative expenses increased 21% from $2.0 million in 1993 to $2.5 million in 1994. As a percentage of revenues, general and administrative expenses were 7% in 1994 as compared to 11% in 1993. This improvement reflects the spreading of administrative costs over a growing asset base.

     Interest and other income rose 13% primarily due to a higher level of non-strategic property sales. Interest expense increased 151% to $2.8 million as compared to $1.1 million in 1993. This was a result of the higher average outstanding debt balance during the year due to the financing of acquisitions and rising interest rates.

     Depletion, depreciation and amortization increased 132% compared to 1993 as a result of increased production volumes during the year. The increased depletion of oil and gas properties was partially offset by the reduction of depreciation of field services assets due to the September 1994 sale of field service assets.

LIQUIDITY AND CAPITAL RESOURCES

General

     Working capital at September 30, 1996 was $9.0 million, representing a $4.6 million increase over the corresponding amount at December 31, 1995. At September 30, 1996, the Company had $4.9 million in cash and total assets of $284.2 million. During the nine months, long-term debt rose from $83.0 million to $121.9 million.

     At September 30, 1996, capitalization totaled approximately $235 million, of which approximately 48% was represented by stockholders' equity and 52% by long-term debt. All of the long-term debt at that date was comprised of borrowings under the $250 million revolving bank credit facility provided by the Credit Facility of which $122 million was outstanding. The Credit Facility currently provides for quarterly payments of interest with principal payments beginning February 1999.

     In December 1996, the Company sold $55 million of 6% Convertible Subordinated Debentures Due 2007 (the "Convertible Debentures") in a private placement. Net proceeds to the Company of approximately $53 million were used, together with internally generated funds, to reduce the amount outstanding under the Credit Facility to $61 million at December 31, 1996. The Convertible Debentures are redeemable by the Company after February 1, 2000 and are convertible at the option of the holder into Common Stock at any time prior to maturity or redemption at a conversion price of $19.25 per share, subject to adjustment in certain circumstances.

Cash Flow

     The Company has three principal operating sources of cash: (i) sales of oil and gas; (ii) revenues from field services and (iii) revenues from gas transportation and marketing. The Company's cash flow is highly dependent upon oil and gas prices. Decreases in the market price of oil or gas could result in reductions of both cash flow and the borrowing base under the Credit Facility which would result in decreased funds available, including funds intended for planned capital expenditures.

     The Company's net cash provided by operations for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996 was $4.3 million, $11.2 million, $16.6 million and $24.3 million, respectively. The consistent increases in the Company's cash flow from operations can be attributed to its growth primarily through acquisitions and development.

     The Company's net cash used in investing for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996 was $43.5 million, $29.5 million, $76.1 million and $66.8 million, respectively. Investing activities for these periods are comprised primarily of additions to oil and gas properties through acquisitions and development and, to a lesser extent, exploitation and additions of field service assets. These uses of cash have historically been partially offset through the Company's policy of divesting those properties that it deems to be marginal or outside the Company's core areas of operations. The Company's acquisition and development activities have been financed through a combination of operating cash flow, bank borrowings and capital raised through equity and debt offerings.

     The Company's net cash provided by financing for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996 was $38.9 million, $21.2 million, $57.7 million and $44.3 million, respectively. Sources of financing used by the Company have been primarily borrowings under its Credit Facility and capital raised through equity and debt offerings.

Capital Requirements

     For 1995, the Company incurred capital expenditures for development and exploration activities of $10.0 million and $0.2 million, respectively. In the first nine months of 1996, $8.7 million and $0.5 million of expenses were incurred for development activities and exploration activities, respectively. Although these expenditures are principally discretionary, the Company is currently projecting that it will spend approximately $160 million on development, exploitation and exploration activities, which includes approximately $45 million on exploitation and exploration expenditures through 1999. Internally generated funds are expected to be sufficient to fund development and exploration expenditures. See "Business -- Development Activities" and "-- Exploration Activities."

Credit Facility

     In connection with the financing of the Cometra Acquisition, the Company and its subsidiaries will expand the existing credit facility with the bank lenders. The Credit Facility will enable the Company to obtain revolving credit loans and to issue letters of credit for the account of the Company from time to time in an aggregate amount not to exceed $400 million (of which not more than $125 million may be represented by letters of credit). The Borrowing Base, which will initially be $400 million under the expanded facility, will be reduced to $325 million 180 days after the funding of the Cometra Acquisition, unless otherwise agreed by the lenders. The Borrowing Base is subject to semi-annual determination and is calculated based upon a variety of factors, including the discounted present value of estimated future net cash flow from oil and gas production.

     The Company will be required to make a mandatory prepayment of all amounts outstanding under the Credit Facility in excess of $325 million 180 days after the funding of the Cometra Acquisition. At the Company's option, loans may be prepaid, and revolving credit commitments may be reduced, in whole or in part at any time in certain minimum amounts.

     At the Company's option, the applicable interest rates per annum will be either LIBOR plus a margin ranging from 0.625% to 1.125% or the Alternate Base Rate (as defined) plus a margin ranging from 0% to 0.25%. The Alternate Base Rate is the highest of (a) the agent banks' reference rate, (b) the secondary market rate for certificates of deposit (adjusted for maximum statutory reserve requirements) plus 1.0% and (c) the federal funds effective rate plus 0.5%. Until the occurrence of the Trigger Event (as defined below), the interest rate margins will be increased by 50 basis points prior to March 31, 1997 and 100 basis points thereafter.

     The obligations of the Company under the Credit Facility will be unconditionally and irrevocably guaranteed by each of the Company's direct and indirect domestic subsidiaries (collectively, the "Subsidiary Guarantors"). In addition, the Credit Facility will be secured by first priority security interests in (i) existing mortgaged oil and gas properties of the Company and the Cometra Properties, (ii) all accounts receivable, inventory and intangibles of the Company and the Subsidiary Guarantors, and (iii) all of the capital stock of the Company's direct or indirect subsidiaries. Substantially all of the assets of the Company will be pledged as collateral if, 90 days after the funding of the Cometra Acquisition, the Borrowing Base and amounts outstanding under the Credit Facility have not been reduced to $325 million. Such additional security interests will be released upon the (i) reduction of the amounts outstanding under the Credit Facility to $325 million (or the then determined Borrowing Base) and (ii) issuance of $75 million of Common Stock and/or the sale of Company assets in excess of the Borrowing Base value attributable to such assets as agreed by the lenders (the "Trigger Event").

     Immediately following the Cometra Acquisition, the Company expects that approximately $385 million will be outstanding (including $125 million of then outstanding letters of credit to secure the promissory note issued to Cometra as part of the purchase price in the Cometra Acquisition) under the Credit Facility. Upon consummation of the Offerings, approximately $230.9 million will be outstanding under the Credit Facility. Accordingly, the Company believes that a Trigger Event will occur upon completion of the Offerings.

Hedging Activities

     Periodically, the Company enters into futures, option and swap contracts to reduce the effects of fluctuations in crude oil and natural gas prices. At September 30, 1996, the Company had open contracts for oil and gas price swaps of 280,000 barrels of oil and 586,000 Mcf of gas. These swap contracts are designed to set average prices of $23.09 per barrel and $1.98 per Mcf. While these transactions have no carrying value, the Company's mark-to-market exposure under these contracts at September 30, 1996 was a net loss of $129,000. These contracts expire monthly through March 1997. In October 1996, the Company entered into swap contracts for an additional 250,000 barrels of oil at an average price per barrel of $22.86. These contracts expire monthly through April 1997. The gains or losses on the Company's hedging transactions is determined as the difference between the contract price and a reference price, generally closing prices on the New York Mercantile Exchange. The resulting transaction gains and loses are determined monthly and are included in net income for the contract month as an adjustment to oil and gas revenue. Net gains relating to these derivatives for the nine months ended September 30, 1996 approximated $29,700.

                                    BUSINESS

GENERAL

     Lomak is an independent energy company engaged in oil and gas development, exploration and acquisition primarily in three core areas: the Midcontinent, Appalachia and the Gulf Coast. Over the past five years, the Company has significantly increased its reserves and production through acquisitions and, to a growing extent, development and exploration of its properties. On a pro forma basis as of December 31, 1996, the Company had proved reserves of 644 Bcfe with a Present Value of $974 million. On an Mcfe basis, the reserves were 63% developed and 77% natural gas, with a reserve life in excess of 13 years. Properties operated by the Company accounted for 94% of its pro forma Present Value. After giving effect to the Cometra Acquisition, the Company also owns over 2,000 miles of gas gathering systems and a gas processing plant in proximity to its principal gas properties. On a pro forma basis for the nine months ended September 30, 1996, the Company had revenues of $123 million and EBITDA of $72 million.

     From 1991 through 1996, the Company has made 63 acquisitions, including the Cometra Acquisition, for an aggregate purchase price of approximately $627 million and has spent $37 million on development and exploration activities. These activities have added approximately 720 Bcfe at an average cost of $0.75 per Mcfe. As a result, the Company has achieved substantial growth since 1991:

     - Reserves increased from 20 Bcfe in 1991 to 644 Bcfe in 1996, a compound annual growth rate of 101%;

     - Production increased from 2 Bcfe in 1991 to 49 Bcfe in 1996, a compound annual growth rate of 88%;

     - EBITDA increased from $4 million in 1991 to $72 million for the nine months ended September 30, 1996; and

     - Net income increased from $427,000 in 1991 to $12 million for the nine months ended September 30, 1996.

     The Company emphasizes strict cost controls in all aspects of its business. As a result, combined direct operating and administrative costs have been reduced from $2.08 per Mcfe in 1991 to $0.90 per Mcfe for the first nine months of 1996 on a pro forma basis. Consequently, while the average price realized by the Company has not increased significantly over the last five years, operating margins have increased from $0.61 per Mcfe in 1991 to $1.65 per Mcfe for the first nine months of 1996 on a pro forma basis.

BUSINESS STRATEGY

     The Company's objective is to maximize shareholder value through aggressive growth in its reserves, production, cash flow and earnings through a balanced program of development drilling and acquisitions, as well as a growing exploration effort. Management believes that the Cometra Acquisition has substantially enhanced the Company's ability to increase its production and reserves through drilling activities. The Cometra Acquisition substantially increased the Company's inventory of proven drilling locations and, to an even greater degree, its exploration and exploitation drilling potential. Including the Cometra Properties, the Company has over 1,100 proven recompletion and development drilling locations. As a result of the Cometra Acquisition, the Company believes that it can meet its growth objectives over the next several years without the benefit of future acquisitions. The Company currently plans to spend $160 million over the next three years on the further development and exploration of its properties. Consequently, while acquisitions are expected to continue to play an important role in the Company's future growth, the primary emphasis will shift towards exploiting the potential of the Company's larger property base.

     In order to most effectively implement its operating strategy, the Company has concentrated its activities in selected geographic areas. In each core area, the Company has established separate acquisition, engineering, geological, operating and other technical expertise. The Company believes that this geographic focus provides it with a competitive advantage in sourcing and evaluating new business opportunities within these areas, as well as providing economies of scale in developing and operating properties.

     Lomak believes the competitive strengths described below will greatly enhance its ability to achieve its long-term goals and objectives.

     - Diversified, Long Lived Reserve Base: Lomak has compiled a diversified group of predictable, long lived properties. The Company's oil and gas reserves are attributable to 7,280 producing wells that have a reserve life index in excess of 13 years. The reserves are concentrated in seven basins and are geographically and geologically diversified.

     - Substantial Inventory of Development and Exploration Projects: Lomak has over 1,100 proven development projects and a substantial number of exploration and exploitation drilling projects located within core operating areas in which the Company has significant operating and technical expertise.

     - Successful Acquisition Record: The Company's primary strength has historically been to identify and acquire properties that have increased reserves, production, cash flow and earnings. Excluding the Cometra Acquisition, since 1991 the Company has completed 62 acquisitions for an aggregate purchase price of $252 million. These acquisitions have added reserves of approximately 422 Bcfe at an average acquisition cost of $0.60 per Mcfe.

     - Significant Operational Control: Lomak operates properties representing nearly 94% of its Present Value. This allows the Company to directly control operating and drilling costs and also allows it to dictate the timing of development and exploration activities.

     - High Operating Margins: The Company's low cost structure, coupled with the premium gas price it receives for a significant portion of its production, creates high operating margins. For the first nine months of 1996, Lomak generated operating margins, after deducting direct operating and administrative costs, of $1.65 per Mcfe.

     - Experienced, Incentivized Management Team: The Company's board of directors, executive officers, technical staff and administrative personnel have considerable industry experience and will own, collectively, shares representing approximately 10% of the outstanding shares of Common Stock, after giving effect to the Cometra Acquisition and the Common Stock Offering. Over 80% of Lomak's employees either own, or hold options to acquire, shares of Common Stock.

DEVELOPMENT ACTIVITIES

     The Company's development activities include recompletions of existing wells, infield drilling and installation of secondary recovery projects. Development projects are generated within core operating areas where the Company has significant operational and technical expertise. Currently, as described below, the Company has 1,163 proven development projects in inventory. These projects are geographically diverse, vary between oil and gas and are balanced with regard to risk. The following table sets forth information pertaining to the Company's proven development inventory at December 31, 1996.

                          PROVEN DEVELOPMENT INVENTORY

                                                             NUMBER OF PROJECTS
                                                     -----------------------------------
                                                                      DRILLING
                                                     RECOMPLETIONS    LOCATIONS    TOTAL
                                                     -------------    ---------    -----
Midcontinent Region
  Permian Basin....................................        85            129         214
  Val Verde Basin..................................        76            134         210
  Anadarko Basin...................................       117             86         203
  San Juan Basin...................................        18             29          47
                                                          ---            ---       -----
          Subtotal.................................       296            378         674
Appalachian Region.................................        43            320         363
Gulf Coast Region..................................        79             47         126
                                                          ---            ---       -----
          Total....................................       418            745       1,163
                                                          ===            ===       =====

     The Company currently anticipates that it will initiate 175 to 200 development projects in 1997. Assuming that 200 projects are initiated per year, the Company currently has more than a five year inventory of proven development projects. Lomak expects to spend approximately $115 million over the next three years for development.

EXPLORATION ACTIVITIES

     The Company has a large inventory of moderate risk/moderate reward exploitation drilling opportunities, as well as higher risk/higher reward exploration projects. Lomak has identified 267 exploitation drilling projects on the Cometra Properties, principally consisting of step-out drilling from existing proved or proved undeveloped locations. In addition, the Company has identified numerous other exploitation drilling opportunities within its existing properties. Current exploration projects target deeper horizons within existing Company-operated fields, as well as establishing new fields in exploration trend areas in which Lomak's technical staff has experience. The Company has not previously, and does not currently, plan to participate in wildcat exploratory drilling outside its core operating areas.

     Lomak's strategy is based on limiting its risk by allocating no more than 10% of its cash flow to higher risk exploration activities and by participating in a variety of projects with differing characteristics. The Company's existing inventory of exploration projects and leads varies in risk and reward based on their depth, location and geology. A significant portion of the existing, as well as future, exploration projects will be enhanced by use of advanced technology including 3-D seismic and improved completion techniques.

     In each of its core operating areas, the Company's geological and geophysical staff generate both exploitation and exploration projects with the assistance of the Company's reservoir engineers, landmen and production engineers. The Company currently estimates that it will spend $25 million on exploitation activities and $20 million on exploration activities over the next three years. Existing exploitation and exploration project inventory is described below.

     Midcontinent. In the Midcontinent region, exploitation and exploration projects are located on both the Company's existing properties as well as the Cometra Properties. Exploitation projects include 86 step-out drilling locations on unproved leasehold acreage adjacent to the Company's production in the Sterling area of the Permian Basin as well as 134 stepout locations primarily in the Oakridge and Francis Hill Fields in the Val Verde Basin. In the Big Lake area of the Permian Basin, the Company is conducting an analysis to determine the potential for recovery of additional reserves through increased density drilling. Based on the initial results of the study, the Company believes there is potential for 200 economic drill sites on its Big Lake area acreage.

     Current exploration projects include deeper drilling to the Ellenburger and Fussleman formations in the Permian and Val Verde Basins. Several projects targeting the Red Fork, Morrow and Hunton formations are in various stages of development in the Anadarko Basin. In the San Juan Basin, the Company's acreage holds exploration potential for production from the Pictured Cliffs, Gallup and Dakota formations.

     Gulf Coast. In the Gulf Coast region exploitation and exploration projects have been identified on both the Company's existing properties as well as the Cometra Properties. Exploitation projects include 34 step-out drilling locations for the Yegua and Frio formations in South Texas. Deeper, higher risk exploratory projects have been generated in South Texas targeting the Wilcox and Vicksburg formations. On the offshore properties, 10 exploitation and exploration projects have been identified to the Lenticulina and Marginulina sands. There are four exploration projects targeting the Taylor sand of the Cotton Valley formation in East Texas.

     Appalachia. In the Appalachian region, the Company has identified approximately 100 step-out drilling projects on existing leasehold acreage. In addition, the Company has identified several hundred additional potential locations near Company-owned gathering systems on acreage the Company believes will be available for leasing in the future. The Company believes that the location of its pipelines will provide it with a competitive advantage in leasing this acreage, which is currently unleased. These locations target the blanket Clinton and Medina sandstones. Exploration activity in Appalachia centers around the drilling of deeper formations from leasehold acreage generally being held by existing production from shallower production. The targeted formations are in the Knox Sequence trend, which includes the Rose Run, Beekmantown and Trempealeau. Lomak currently owns leasehold aggregating over 250,000 net acres in the Knox Sequence trend area. With the assistance of higher quality 2-D seismic as well as 3-D seismic, Lomak believes the Knox Sequence trend area could generate substantial reserves over the next five years.

ACQUISITION ACTIVITIES

     The Company seeks to acquire properties that are expected to be immediately accretive to cash flow and earnings and provide long-term growth in reserves and production. The Company focuses on acquisitions that generally meet the following criteria.

     - Location: The Company targets potential acquisitions located in its core operating areas which typically contain many small operators and where the major oil companies are less active.

     - Operating Efficiency: The Company targets potential acquisitions in which it believes direct operating cost reductions and administrative cost efficiencies can be achieved.

     - Potential for Increasing Reserves: The Company pursues properties that it believes have the potential for increased reserves and production through development and exploration activities.

     - Potential for Incremental Purchases: The Company seeks acquisitions where opportunities to purchase additional interests in the same or adjoining properties exist.

     - Complex Transactions: The Company often pursues transactions which are more complex as a result of ownership issues or financial structure as it believes such transactions will attract fewer potential buyers.

     The following table sets forth information pertaining to acquisitions completed during the period January 1, 1991 through December 31, 1996 (including the Cometra Acquisition):

                            PURCHASE
           NUMBER OF        PRICE(1)        MMCFE        COST
 PERIOD   TRANSACTIONS   (IN THOUSANDS)    ACQUIRED   PER MCFE(2)
 ------   ------------   --------------    --------   -----------
  1991          9           $ 11,189        14,599       $0.75
  1992          7              6,884        12,512        0.41
  1993         12             43,177        74,555        0.58
  1994         17             63,354       103,292        0.58
  1995          9             71,074       106,283        0.65
  1996          9            431,812       371,409        0.85
               --           --------       -------       -----
 Total         63           $627,490       682,650       $0.74
               ==           ========       =======       =====

---------------
(1) Includes purchase price for proved reserves as well as other acquired assets, including gas gathering systems and a processing plant, undeveloped leasehold acreage and field service assets.

(2) Includes purchase price for proved reserves only. For the Cometra Acquisition, the purchase price for proved reserves includes the amount attributable to the above-market gas contract. If the cost per Mcfe was adjusted for the above-market gas contract, the 1996 cost per Mcfe would be reduced from $0.85 to $0.75 and the total cost per Mcfe would be reduced from $0.74 to $0.68.

RECENT SIGNIFICANT ACQUISITIONS

     In addition to the Cometra Acquisition, the Company completed a number of significant acquisitions in 1995 and 1996 as described below. See "Cometra Acquisition" for a description of the Cometra Acquisition.

     Bannon Interests. In April 1996, the Company acquired interests in approximately 270 producing wells and 108 proven recompletion and development drilling opportunities for $37.0 million. After giving effect to a subsequent sale of certain Rocky Mountain region interests for $6.5 million, the acquired properties were estimated to contain approximately 71 Bcfe of proved reserves. Also included were 17,300 net undeveloped acres located in east and south Texas.

     Red Eagle Resources Corporation. Through a series of transactions effected in late 1994 and early 1995, the Company acquired Red Eagle Resources Corporation for $30.0 million in cash and $15.0 million of Common Stock. Red Eagle's assets included interests in approximately 370 producing wells located primarily in the Okeene Field of Oklahoma's Anadarko Basin. Subsequently, the Company acquired additional interests in over 100 Red Eagle wells for $3.9 million.

     Eastern Petroleum Company. In January 1996, the Company acquired proved oil and gas reserves and 40 miles of gas gathering lines in Ohio for $13.7 million. In the second quarter of 1996, the Company initiated a program extending purchase offers to other interest owners in these properties. Through September 30, 1996, interests in 61 wells had been purchased for approximately $100,000.

     Transfuel Interests. In September 1995, the Company acquired proved oil and gas reserves, 1,100 miles of gas gathering lines and 175,000 undeveloped acres in Ohio, Pennsylvania and New York from Transfuel, Inc. for $21.0 million.

     Parker & Parsley Interests. In August 1995, the Company purchased proved oil and gas reserves, 300 miles of gas gathering lines and 16,400 undeveloped acres in Pennsylvania and West Virginia from Parker & Parsley Petroleum Company for $20.2 million.

SIGNIFICANT PROPERTIES

     At December 31, 1996, on a pro forma basis, 98% of the Company's reserves were located in the Midcontinent, Appalachian and Gulf Coast regions. At December 31, 1996, the Company's properties included, on a pro forma basis, working interests in 7,280 gross (5,586 net) productive oil and gas wells and royalty interests in 310 additional wells. The Company also held interests in 243,100 gross (166,700 net) undeveloped acres on a pro forma basis at December 31, 1996. The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves on a pro forma basis at December 31, 1996.

                                              PRESENT VALUE
                                    ---------------------------      OIL &      NATURAL       NATURAL
                                        AMOUNT                       NGLS         GAS        GAS EQUIV.
                                    (IN THOUSANDS)           %      (MBBLS)      (MMCF)       (MMCFE)
                                    --------------          ---     -------     --------     ----------
     Midcontinent Region
       Permian Basin..............     $218,201             22      12,468       54,833        129,642
       Val Verde Basin............      208,613             21          34      126,579        126,783
       Anadarko Basin.............      125,143             13       1,964       71,065         82,851
       San Juan Basin.............       43,845              5       3,082       16,836         35,326
                                      ---------                    --------    ---------     ---------
               Subtotal...........      595,802             61      17,548      269,313        374,602
     Appalachian Region...........      201,215             21       1,189      181,325        188,456
     Gulf Coast Region............      160,353             16       4,179       46,403         71,477
     Other........................       16,293              2       1,489          559          9,495
                                      ---------            ---     --------    ---------     ---------
               Total..............     $973,663            100%     24,405      497,600        644,030
                                      =========            ===     ========    =========     =========

MIDCONTINENT REGION

     The Company's Midcontinent properties are situated in the Permian Basin of west Texas, the Val Verde Basin of west Texas, the Anadarko Basin of western Oklahoma and the Texas panhandle and the San Juan Basin of New Mexico. Reserves in these basins represent 61% of total Present Value. Midcontinent proved reserves total 375 Bcfe, of which approximately 57% are developed. On an Mcfe basis, 72% of the reserves are natural gas. Combined net daily production from these properties currently averages 3,300 barrels of oil and 52 Mmcf of natural gas. At December 31, 1996, the Midcontinent properties had an inventory of 674 proven development projects.

     Permian Basin. The Permian Basin properties contain 130 Bcfe of proved reserves, or 22% of total Present Value. Net daily production currently averages 2,500 barrels of oil and 9 Mmcf of gas. Producing wells total 842 (617 net), of which the Company operates 88% on a Present Value basis. Major producing properties include the Sterling area and the Big Lake area. The Sterling area properties produce gas from Canyon/Cisco sub-marine sand deposits at 4,000 to 8,000 feet and oil from Silurian Fussleman carbonates. The Sterling area properties are complemented by a 25,000 Mcf/d gas plant, which processes gas from the Company's operated properties, as well as gas produced by third parties. The Big Lake area properties produce primarily oil from approximately 2,500 feet in various sequences of the San Andres/Grayburg formations. At December 31, 1996, the Permian Basin properties contained 85 proven recompletions and 129 development drilling locations.

     Val Verde Basin. The Val Verde Basin properties contain 127 Bcfe of proved reserves, or 21% of total Present Value. From 205 gross wells (163 net), the Company currently produces 27 Mmcf/d of natural gas. The Company operates 89% of the wells on a Present Value basis. Production is from 15 different deltaic Canyon/Cisco sandstones with complex stratigraphic traps at depths ranging from 2,600 to 6,000 feet. On a Present Value basis, the Oakridge and Francis Hill Fields contribute 95% of the Val Verde Basin reserves. At December 31, 1996, the Company had an inventory of 76 proven recompletions and 134 development drilling locations.

     Anadarko Basin. The Anadarko Basin properties contain 83 Bcfe of proved reserves, or 13% of total Present Value. The 431 gross wells (345 net), of which 65% are operated by the Company on a Present Value basis. Net daily production averages 440 barrels of oil and 14 Mmcf of natural gas. Over 190 operated wells in the Okeene Field account for 58% of the reserves on a Present Value basis. The Anadarko Basin wells produce from a variety of sands and carbonates in both structural and stratigraphic traps in the Hunton, Red Fork and Morrow formations at depths ranging from 6,000 to 12,000 feet. At December 31, 1996, 117 proven recompletions and 86 development drilling locations had been identified with respect to the Anadarko Basin properties.

     San Juan Basin. The San Juan Basin properties contain 35 Bcfe of proved reserves, or 5% of total Present Value. The properties consist of 122 gross wells (116 net) located in the southeastern portion of the basin, all of which are Company operated. On an Mcfe basis, 52% of the reserves are oil and natural gas liquids. Current daily production averages 350 barrels of oil and natural gas liquids and 2 Mmcf of gas. Producing depths range from 2,000 to 8,000 feet in the tight blanket sands of the Gallup and Pictured Cliffs zones, as well as the Dakota formation. These properties have an inventory of 18 proven recompletions and 29 development drilling locations.

APPALACHIAN REGION

     The Appalachian properties contain 189 Bcfe of proved reserves, or 21% of total Present Value. The reserves are attributable to 5,326 gross wells (4,417 net wells) located in Pennsylvania, Ohio, West Virginia and New York. The Company operates 94% of these wells. The reserves, which on an Mcfe basis are 96% natural gas, produce principally from the Medina, Clinton and Rose Run formations at depths ranging from 2,500 to 7,000 feet. Net daily production currently totals 400 barrels of oil and 32 Mmcf of gas. After initial flush production, these properties are characterized by gradual decline rates. Gas production is transported through 1,900 miles of Company owned gas gathering systems and is sold primarily to utilities and industrial end-users.

GULF COAST REGION

     The Gulf Coast region consists of onshore properties located in the East Texas Basin and in South Texas, as well as offshore properties located in the Gulf of Mexico. Reserves in these areas represent 16% of the Company's total Present Value. Gulf Coast properties contain 72 Bcfe of proved reserves, of which approximately 63% are developed. On an Mcfe basis, 65% of the reserves are natural gas. Current net daily production from these properties averages 1,800 barrels of oil and 21 Mmcf of natural gas. At December 31, 1996, the Gulf Coast properties were estimated to contain 126 proven development projects.

     South Texas/Gulf of Mexico. The South Texas/Gulf of Mexico properties contain 54 Bcfe of proved reserves, or 13% of total Present Value. On an Mcfe basis, gas makes up 79% of the reserves. Current net daily production from the South Texas/Gulf of Mexico properties totals 1,200 barrels of oil and 21 Mmcf of gas. Onshore South Texas, these fields range in location from Brooks County in deep South Texas to Galveston County, near Houston. Significant fields include Hagist Ranch, Alta Mesa, Riverside, Keeran/Welder and Moses Bayou. These fields produce from the Wilcox, Frio, Yegua, Vicksburg and Miocene at depths ranging from 1,000 to 10,000 feet. In total, the onshore fields include 179 gross wells (153 net), of which 92% are Company operated. The offshore properties in the Gulf of Mexico include seven platforms offshore Texas and Louisiana in water depths ranging from 50 to 21 feet. All 15 gross wells (4 net) are operated by experienced third parties. The Company's working interest in these wells ranges from 11% to 33%. The offshore properties produce from the Miocene and Pleistocene age formations, at depths ranging from 8,000 to 14,000 feet. With multiple producing horizons, untested formations and complex faulting, the South Texas/Gulf of Mexico properties contain substantial development and exploration potential, including the continued use of 3-D seismic technology. At December 31, 1996, these properties are estimated to contain 15 proven recompletions and 24 development drilling locations.

     East Texas Basin. The East Texas properties contain 18 Bcfe of proved reserves accounting for 3% of total Present Value. On an Mcfe basis, 79% of the reserves are oil. Gross wells total 126 (110 net), of which 74% are Company operated. Current net daily production averages 620 barrels of oil and 150 Mcf of gas. Production ranges from the shallow Carrizo section of the Wilcox formation at a depth of approximately 1,600 feet to the tight Cotton Valley Taylor blanket sands at approximately 12,000 feet. Approximately 79% of the Present Value of the East Texas properties is ascribed to 64 operated wells in the Laura LaVelle Field. At December 31, 1996, 64 proven recompletions and 23 development drilling locations had been identified in the East Texas properties.

OIL AND GAS RESERVES

     The following table sets forth estimated proved reserves for each year in the five-year period ended December 31, 1996 and pro forma for the Cometra Acquisition.

                                                                DECEMBER 31,                         PRO
                                            ----------------------------------------------------    FORMA
                                              1992       1993       1994       1995       1996       1996
                                            --------   --------   --------   --------   --------   --------
Natural gas (Mmcf)
  Developed...............................   13,171     38,373     97,251    174,958    207,601    311,350
  Undeveloped.............................    4,444     36,190     52,119     57,929     87,993    186,250
                                             ------    -------    -------    -------    -------    -------
          Total...........................   17,615     74,563    149,370    232,887    295,594    497,600
                                             ------    -------    -------    -------    -------    -------
Oil and NGLs (Mbbls)
  Developed...............................    1,643      3,344      6,431      8,880     10,703     15,298
  Undeveloped.............................      337      1,195      2,018      1,983      3,972      9,107
                                             ------    -------    -------    -------    -------    -------
          Total...........................    1,980      4,539      8,449     10,863     14,675     24,405
                                             ------    -------    -------    -------    -------    -------
Total equivalents (Mmcfe).................   29,495    101,797    200,064    298,065    383,644    644,030
                                             ======    =======    =======    =======    =======    =======

     In connection with the evaluation of its reserves, the Company has engaged the following independent petroleum consultants: Netherland, Sewell & Associates, Inc. (Cometra Properties), Wright & Company, Inc. (Appalachia), H.J. Gruy and Associates, Inc. (Midcontinent and Gulf Coast), Huddleston & Co., Inc. (Midcontinent) and Clay, Holt & Klammer (Appalachia). These engineers have been employed primarily based on geographic expertise as well as their history in engineering certain of the acquired properties. At December 31, 1996, approximately 96% of the proved reserves set forth above were evaluated by independent petroleum consultants, while the remainder were evaluated by the Company's engineering staff. All estimates of oil and gas reserves are subject to significant uncertainty. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues."

     The following table sets forth on a pro forma basis at December 31, 1996 the estimated future net cash flow from and the present value of the proved reserves. Future net cash flow represents future gross cash flow from the production and sale of proved reserves, net of production costs (including production taxes, ad valorem taxes and operating expenses) and future development costs. Such calculations, which are prepared in accordance with the Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities" are based on constant cost and price factors. Average product prices at December 31, 1996 were $23.58 per barrel of oil and $3.54 per Mcf of gas and pro forma average product prices at December 31, 1996 were $23.23 per barrel of oil and $3.99 per Mcf of gas. These prices were substantially higher than historical prices used by the Company to calculate Present Value in recent years. A decline in prices relative to year end 1996 would cause a substantial decline in Present Value. For example, a $0.10 decline in gas prices, holding all other variables constant, would decrease Present Value by 1.9% or

$18.5 million and a $1.00 decline in oil and NGL prices world decrease Present Value by 1.3% or $12.1 million. Furthermore, there can be no assurance that the proved reserves will be developed within the periods indicated and it is likely that actual prices received in the future will vary from those used in deriving this information. There are numerous uncertainties inherent in estimating reserves and related information and different reservoir engineers often arrive at different estimates for the same properties.

                                              DEVELOPED      UNDEVELOPED        TOTAL
                                              ----------    --------------    ----------
                                                            (IN THOUSANDS)
Estimated future net cash flow..............  $1,138,704       $652,064       $1,790,768
Present Value...............................     658,121        315,541          973,663
Standardized Measure........................         N/A            N/A          665,035

PRODUCING WELLS

     The following table sets forth certain information relating to productive wells at December 31, 1996 on a pro forma basis. The Company owns royalty interests in an additional 310 wells. Wells are classified as oil or gas according to their predominant production stream.

                                                                             AVERAGE
                                                           GROSS     NET     WORKING
                                                           WELLS    WELLS    INTEREST
                                                           -----    -----      ---
Oil......................................................  1,510      816      54%
Natural gas..............................................  5,770    4,770      83%
                                                           -----    -----      ---
     Total...............................................  7,280    5,586      77%
                                                           =====    =====      ===

ACREAGE

     The following table sets forth the developed and undeveloped gross and net acreage held at December 31, 1996 on a pro forma basis.

                                                                             AVERAGE
                                                                             WORKING
                                                        GROSS       NET      INTEREST
                                                       -------    -------      ---
Developed............................................  659,619    461,999      70%
Undeveloped..........................................  243,088    166,725      69%
                                                       -------    -------      ---
     Total...........................................  902,707    628,724      70%
                                                       =======    =======      ===

DRILLING RESULTS

     The following table summarizes actual drilling activities for the three years ended December 31, 1996. The drilling results below do not reflect the Cometra Acquisition (or any other acquisitions).

                                                          YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------
                                                  1994              1995              1996
                                             --------------    --------------    --------------
                                             GROSS     NET     GROSS     NET     GROSS     NET
                                             -----    -----    -----    -----    -----    -----
     Exploratory wells:
       Productive........................      5.0      0.6      4.0      3.9     17.0      8.3
       Dry...............................      4.0      1.4      3.0      0.4      2.0      0.4
     Development wells:
       Productive........................     59.0     55.8     53.0     35.3     54.0     48.1
       Dry...............................      3.0      1.4      2.0       --      3.0      1.0
                                             -----    -----    -----    -----    -----    -----
          Total..........................     71.0     58.2     62.0     39.6     76.0     57.8
                                             =====    =====    =====    =====    =====    =====

GAS GATHERING AND PROCESSING

     The Company's natural gas gathering and processing assets are primarily comprised of (i) its Sterling system, which consists of 265 miles of gas gathering pipelines and a gas processing plant in the Sterling area of the Permian Basin, and (ii) over 1,900 miles of gas gathering pipelines in Appalachia. The Sterling plant is a refrigerated turbo-expander cryogenic gas plant that was placed in service in early 1995. The plant, designed for approximately 25,000 Mcf/d, is currently operating at 87% of capacity. The Company estimates that the plant's capacity can be increased to 35,000 Mcf/d for approximately $4 million in additional capital expenditures.

     The Appalachian gas gathering systems serve to transport a majority of the Company's Appalachian gas production as well as third party gas to major trunklines and directly to industrial end-users. This affords the Company considerable control and flexibility in marketing its Appalachian production. Third parties who transport their gas through the systems are charged a gathering fee ranging from $0.20 to $0.32 per Mcf.

OIL AND GAS MARKETING

     In order to handle more efficiently the sale of its natural gas, the Company began to market its own gas production in 1993. On a pro forma basis, the Company is currently marketing 173 Mmcf/d for its own account as well as additional volumes for third party producers. The Company's gas production is sold primarily to utilities and directly to industrial users.

     The Company has managed the impact of potential price declines by developing a balanced portfolio of fixed price and market sensitive contracts and commodity hedging. On a pro forma basis, approximately 47% of average gas production at December 31, 1996 was sold subject to fixed price sales contracts. These fixed price contracts are at prices ranging from $2.15 to $3.70 per Mcf. The fixed price contracts with terms of less than one year, between one and five years and greater than five years constitute approximately 31%, 65% and 4%, respectively, of the volume sold under fixed price contracts.

     From time to time, the Company enters into oil and natural gas price hedges to reduce its exposure to commodity price fluctuations. At December 31, 1996, approximately 12% on an Mcfe basis of the Company's monthly production for the period January 1997 to April 1997 was hedged under such arrangements. No production after this period was hedged. In the future, the Company may hedge a larger percentage of its production.

     Approximately 30% of the Company's pro forma December 1996 gas production on an Mcfe basis was attributable to Appalachia. Gas production in Appalachia has historically received a higher price, due to its proximity to the northeastern gas markets.

     The Company's oil production is sold at the well site at posted field prices tied to the spot oil markets. Oil purchasers are selected on the basis of price and service.

     As part of the Cometra Acquisition, the Company acquired a gas contract, which expires June 30, 2000, with a major Texas gas utility company representing 18% of the Company's pro forma December 1996 production on an Mcfe basis. The price paid pursuant to the contract was $3.70 per Mcf at December 31, 1996 (55% higher than average 1996 natural gas prices received by the Company) and escalates at $0.05 per Mcf per annum. No other purchaser of the Company's oil or gas during 1996 exceeded 10% of the Company's total revenues.

FACILITIES

     The Company owns a 24,000 square foot facility located on approximately seven acres near Hartville, Ohio. The facility houses certain operating and administrative personnel. The Company leases approximately 33,000 square feet in Fort Worth and Oklahoma City under standard office lease arrangements that expire at various times through December 2003. All facilities are adequate to meet the Company's existing needs and can be expanded with minimal expense.

     The Company owns various rolling stock and other equipment which is used in its field operations. Such equipment is believed to be in good repair and, while such equipment is important to its operations, it can be readily replaced as necessary.

EMPLOYEES

     As of January 17, 1997, the Company had 268 full-time employees, 163 of whom were field personnel. None are covered by a collective bargaining agreement and management believes that its relationship with its employees is good.

LEGAL PROCEEDINGS

     The Company is involved in various legal actions and claims arising in the ordinary course of business. In the opinion of management, such litigation and claims will be resolved without a material adverse effect on the Company's financial position.

                                   MANAGEMENT

     The current executive officers and Directors of the Company are listed below, together with a description of their experience and certain other information. Each of the Directors was re-elected for a one-year term at the Company's 1996 annual meeting of stockholders. Executive officers are appointed by the Board of Directors.

                                           HELD
             NAME                AGE   OFFICE SINCE                POSITION WITH COMPANY
             ----                ---   ------------                ---------------------
Thomas J. Edelman                45        1988       Chairman and Chairman of the Board
John H. Pinkerton                42        1988       President, Chief Executive Officer and Director
Robert E. Aikman                 64        1990       Director
Anthony V. Dub                   46        1995       Director
Allen Finkelson                  50        1994       Director
Ben A. Guill                     45        1995       Director
C. Rand Michaels                 59        1976       Vice Chairman and Director
Jeffery A. Bynum                 42        1985       Vice President-Land
Steven L. Grose                  48        1980       Vice President-Appalachia Region
Chad L. Stephens                 41        1990       Vice President-Midcontinent Region
Thomas W. Stoelk                 41        1994       Vice President-Finance
Danny W. Sowell                  46        1996       Vice President-Gas Management
John R. Frank                    41        1990       Controller
Geoffrey T. Doke                 30        1996       Treasurer

     Thomas J. Edelman holds the office of Chairman and is Chairman of the Board of Directors. Mr. Edelman joined the Company in 1988 and served as its Chief Executive Officer until 1992. Since 1981, Mr. Edelman has been a director and President of Snyder Oil Corporation ("SOCO"), an independent, publicly traded oil and gas company. In 1996, Mr. Edelman was appointed Chairman, President and Chief Executive Officer of Patina Oil & Gas Corporation, a publicly traded affiliate of SOCO. Prior to 1981, Mr. Edelman was a Vice President of The First Boston Corporation. From 1975 through 1980, Mr. Edelman was with Lehman Brothers Kuhn Loeb Incorporated. Mr. Edelman received his Bachelor of Arts Degree from Princeton University and his Masters Degree in Finance from Harvard University's Graduate School of Business Administration. Mr. Edelman is also a director of Petroleum Heat & Power Co., Inc., a Connecticut-based fuel oil distributor, Star Gas Corporation, a private company, which is the general partner of Star Gas Partners, L.P., a publicly-traded master limited partnership, which distributes propane gas.

     John H. Pinkerton, President, Chief Executive Officer and a Director, joined the Company in 1988. He was appointed President in 1990 and Chief Executive Officer in 1992. Previously, Mr. Pinkerton was a Senior Vice President-Acquisitions of SOCO. Prior to joining SOCO in 1980, Mr. Pinkerton was with Arthur Andersen & Co. Mr. Pinkerton received his Bachelor of Arts Degree in Business Administration from Texas Christian University and his Master of Arts Degree in Business Administration from the University of Texas. Mr. Pinkerton is also director of North Coast Energy, Inc. ("North Coast"), an exploration and production company in which Lomak acquired an approximately 50% interest in 1996.

     Robert E. Aikman, a Director, joined the Company in 1990. Mr. Aikman has more than 40 years experience in petroleum and natural gas exploration and production throughout the United States and Canada. From 1984 to 1994 he was Chairman of the Board of Energy Resources Corporation. From 1979 through 1984, he was the President and principal shareholder of Aikman Petroleum, Inc. From 1971 to 1977, he was President of Dorchester Exploration Inc. and from 1971 to 1980, he was a Director and a member of the Executive Committee of Dorchester Gas Corporation. Mr. Aikman is also Chairman of Provident Trade Company, President of EROG, Inc., and President of The Hawthorne Company, an entity which organizes joint ventures and provides advisory services for the acquisition of oil and gas properties, including the financial restructuring, reorganization and sale of companies. He was President of Enertec Corporation which was reorganized under Chapter 11 of the Bankruptcy Code in December 1994. In addition, Mr. Aikman is a director of the Panhandle Producers and Royalty Owners Association and a member of the Independent

Petroleum Association of America, Texas Independent Producers and Royalty Owners Association and American Association of Petroleum Landmen. Mr. Aikman graduated from the University of Oklahoma in 1952.

     Anthony V. Dub was elected to serve as a Director of the Company in 1995. Mr. Dub is Managing Director-Senior Advisor of Credit Suisse First Boston, an international investment banking firm with headquarters in New York City. Mr. Dub joined Credit Suisse First Boston in 1971 and was named a Managing Director in 1981. Mr. Dub received his Bachelor of Arts Degree from Princeton University in 1971.

     Allen Finkelson was appointed a Director in 1994. Mr. Finkelson has been a partner at Cravath, Swaine & Moore since 1977, with the exception of the period from September 1983 through August 1985, when he was a managing director of Lehman Brothers Kuhn Loeb Incorporated. Mr. Finkelson was first employed by Cravath, Swaine & Moore as an associate in 1971. Mr. Finkelson received his Bachelor of Arts Degree from St. Lawrence University and his Doctor of Laws Degree from Columbia University School of Law.

     Ben A. Guill was elected to serve as a Director of the Company in 1995. Mr. Guill is a Partner and Managing Director of Simmons & Company International, an investment banking firm located in Houston, Texas focused exclusively on the oil service and equipment industry. Mr. Guill has been with Simmons & Company since 1980. Prior to joining Simmons & Company, Mr. Guill was with Blyth Eastman Dillon & Company from 1978 to 1980. Mr. Guill received his Bachelor of Arts Degree from Princeton University and his Masters Degree in Finance from the Wharton Graduate School of Business at the University of Pennsylvania.

     C. Rand Michaels, who holds the office of Vice Chairman and is a Director, served as President and Chief Executive Officer of the Company from 1976 through 1988 and Chairman of the Board from 1984 through 1988, when he became Vice Chairman. Mr. Michaels received his Bachelor of Science Degree from Auburn University and his Master of Business Administration Degree from the University of Denver. Mr. Michaels is also a director of American Business Computers Corporation of Akron, Ohio, a public company serving the beverage dispensing and fast food industries, and North Coast.

     Jeffery A. Bynum, Vice President-Land and Secretary, joined the Company in 1985. Previously, Mr. Bynum was employed by Crystal Oil Company and Kinnebrew Energy Group of Shreveport, Louisiana. Mr. Bynum holds a Professional Certification with American Association of Petroleum Landmen and attended Louisiana State University in Baton Rouge, Louisiana and Centenary College in Shreveport, Louisiana.

     Steven L. Grose, Vice President-Appalachia Region, joined the Company in 1980. Previously, Mr. Grose was employed by Halliburton Services, Inc. as a Field Engineer from 1971 until 1974. In 1974, he was promoted to District Engineer and in 1978, was named Assistant District Superintendent based in Pennsylvania. Mr. Grose is a member of the Society of Petroleum Engineers and a trustee of The Ohio Oil and Gas Association. Mr. Grose received his Bachelor of Science Degree in Petroleum Engineering from Marietta College. Mr. Grose is also a director of North Coast.

     Chad L. Stephens, Vice President-Midcontinent Region, joined the Company in 1990. Previously, Mr. Stephens was a landman with Duer Wagner & Co., an independent oil and gas producer, since 1988. Prior thereto, Mr. Stephens was an independent oil operator in Midland, Texas for four years. From 1979 to 1984, Mr. Stephens was a landman for Cities Service Company and HNG Oil Company. Mr. Stephens received his Bachelor of Arts Degree in Finance and Land Management from the University of Texas.

     Thomas W. Stoelk, Vice President-Finance and Chief Financial Officer, joined the Company in 1994. Mr. Stoelk is a Certified Public Accountant and was a Senior Manager with Ernst & Young LLP. Prior to rejoining Ernst & Young LLP in 1986 he was with Partners Petroleum, Inc. Mr. Stoelk received his Bachelor of Science Degree in Industrial Administration from Iowa State University.

     Danny M. Sowell, Vice President-Gas Management, joined the Company in 1996. Previously, Mr. Sowell was Chief Executive Officer and President of Jay Gas Marketing, which Lomak acquired May 1, 1996. Prior to founding Jay Gas, Mr. Sowell was Director of Marketing for a subsidiary of Oklahoma Gas & Electric

Company. Mr. Sowell received his Master and Bachelor of Science Degrees in Mathematics from Lamar University.

     John R. Frank, Controller and Chief Accounting Officer, joined the Company in 1990. From 1989 until he joined Lomak in 1990, Mr. Frank was Vice President Finance of Appalachian Exploration, Inc. Prior thereto, he held the positions of Internal Auditor and Treasurer with Appalachian Exploration, Inc. beginning in 1977. Mr. Frank received his Bachelor of Arts Degree in Accounting and Management from Walsh College and attended graduate studies at the University of Akron.

     Geoffrey T. Doke, Treasurer, joined the Company in 1991. He was appointed Treasurer in 1996. Previously, Mr. Doke served in the accounting department of Edisto Resources Corporation. Mr. Doke received his Bachelor of Business Administration Degree in Finance and International Business from Baylor University and his Master of Business Administration Degree from Case Western Reserve University.

                             PRINCIPAL STOCKHOLDERS
                       AND SHARE OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information regarding (i) the share ownership of the Company by each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) the share ownership of the Company by each Director and (iii) the share ownership by all Directors and executive officers of the Company as a group in each case as of January 17, 1997 and on a pro forma basis giving effect to the Cometra Acquisition and Offerings. The business address of each officer and Director listed below is: c/o Lomak Petroleum, Inc., 500 Throckmorton Street, Fort Worth, Texas 76102.

                                                        ACTUAL                          PRO FORMA
                                             -----------------------------    -----------------------------
                                             NUMBER OF SHARES                 NUMBER OF SHARES
                                               BENEFICIALLY     PERCENTAGE      BENEFICIALLY     PERCENTAGE
                                                  OWNED          OF CLASS          OWNED          OF CLASS
                                             ----------------   ----------    ----------------   ----------
Thomas J. Edelman...........................      979,541(1)       6.55%           979,541(1)       4.81%
John H. Pinkerton...........................      494,093(2)       3.30%           494,093(2)       2.42%
C. Rand Michaels............................      296,598(3)       2.00%           296,598(3)       1.46%
Robert E. Aikman............................       77,966(4)       0.53%            77,966(4)       0.38%
Anthony V. Dub..............................       64,165(5)       0.43%            64,165(5)       0.32%
Allen Finkelson.............................        6,000(6)       0.04%             6,000(6)       0.03%
Ben A. Guill................................       52,400(7)       0.35%            52,400(7)       0.26%
All Directors and executive officers as a
  group (14 persons)........................    2,342,489(8)      15.71%         2,342,489(8)      11.52%
Public Employees Retirement System of
  Ohio......................................    1,350,000(9)       9.12%         1,350,000(9)       6.67%
American Cometra, Inc. .....................           --            --          1,428,571(10)      7.06%

---------------

 (1) Includes 145,000 shares which may be purchased under currently exercisable options; 113,333 shares held under IRA, KEOGH and pension plan accounts; 29,916 shares owned by Mr. Edelman's spouse; and 91,200 shares owned by Mr. Edelman's minor children, to which Mr. Edelman disclaims beneficial ownership.

 (2) Includes 171,667 shares which may be purchased under currently exercisable stock options; 115,899 shares held under IRA and pension plan accounts; 1,572 shares owned by Mr. Pinkerton's minor children; and 743 shares owned by Mr. Pinkerton's spouse, to which Mr. Pinkerton disclaims beneficial ownership.

 (3) Includes 55,666 shares which may be purchased under currently exercisable stock options; 1,804 shares held under the IRA account; 84,464 shares owned by Mr. Michael's spouse; and 19,460 shares owned by Mr. Michael's minor children, to which Mr. Michaels disclaims beneficial ownership.

 (4) Includes 21,000 shares which may be purchased under currently exercisable stock options.

 (5) Includes 2,400 shares which may be purchased under currently exercisable stock options.

 (6) Includes 6,000 shares which may be purchased under currently exercisable stock options.

 (7) Includes 2,400 shares which may be purchased under currently exercisable stock options.

 (8) Includes 644,682 shares which may be purchased under currently exercisable stock options.

 (9) Such stockholder's address is 227 East Town Street, Columbus, Ohio 43215.

(10) Such stockholder's address is 500 Throckmorton, Suite 2500, Fort Worth, Texas 76102.

                              CERTAIN TRANSACTIONS

     During 1995, the Company incurred fees of $145,000 with The Hawthorne Company for advisory services paid in connection with the purchase of oil and gas properties. Mr. Aikman, a Director of the Company, is an executive officer and a principal owner of The Hawthorne Company. The amount incurred was on a basis similar to that paid by the Company to third parties for similar services.

     In 1995, the Company acquired SOCO's interest in 468 wells located in Appalachia for $4 million. The price was determined based on arm's-length negotiations through a third-party broker retained by SOCO. After completion of this transaction, the Company and SOCO no longer held interests in any of the same properties. Mr. Edelman is Chairman of the Company and also an officer, director and shareholder of SOCO. Therefore, Mr. Edelman has an indirect interest in the foregoing relationships and transactions between the Company and SOCO.

                 DESCRIPTION OF CAPITAL STOCK AND INDEBTEDNESS

     The authorized capital stock of the Company consists of (i) 4,000,000 shares of serial preferred stock, $1.00 par value, and (ii) 35,000,000 shares of Common Stock $.01 par value. As of January 17, 1997, the Company had outstanding 14,801,654 shares of Common Stock and 1,150,000 shares of $2.03 Convertible Preferred Stock.

COMMON STOCK

     Holders of Common Stock are entitled to receive dividends if, when and as declared by the Board of Directors of the Company out of funds legally available therefor (however, the Indenture for the Notes and the Credit Facility contain certain restrictions on the payment of cash dividends. If there is any arrearage in the payment of dividends on any preferred stock, the Company may not pay dividends upon, repurchase or redeem shares of its Common Stock. All shares of Common Stock have equal voting rights on the basis of one vote per share on all matters to be voted upon by stockholders. Cumulative voting for the election of directors is not permitted. Shares of Common Stock have no preemptive, conversion, sinking fund or redemption provisions and are not liable for further call or assessment. Each share of Common Stock is entitled to share on a pro rata basis in any assets available for distribution to the holders of the Common Stock upon liquidation of the Company after satisfaction of any liquidation preference on any series of the Company's preferred stock. All outstanding shares of Common Stock have been, and all shares offered in the Common Stock Offering will be when issued, validly issued, fully paid and nonassessable.

OPTIONS

     The Company's stock option plan, which is administered by the Compensation Committee, provides for the granting of options to purchase shares of Common Stock to key employees and certain other persons who are not employees for advice or other assistance or services to the Company. The plan permits the granting of options to acquire up to 2,000,000 shares of Common Stock subject to a limitation of 10% of the outstanding Common Stock on a fully diluted basis. At January 17, 1997, a total of 1,239,432 options had been granted under the plan of which options to purchase 523,932 shares were exercisable at that date. The options outstanding at January 17, 1997 were granted at an exercise price of $3.38 to $10.50 per share. The exercise price of all such options was equal to the fair market value of the Common Stock on the date of grant. All were options granted for a term of five years, with 30% of the options becoming exercisable after one year, an additional 30% becoming exercisable after two years and the remaining options becoming exercisable after three years.

WARRANTS

     Warrants to acquire 20,000 shares of Common Stock at a price of $12.88 per share were outstanding at September 30, 1996. These warrants expire in December 1997.

PREFERRED STOCK

     The Board of Directors of the Company, without action by stockholders, is authorized to issue shares of serial preferred stock in one or more series and, within certain limitations, to determine the voting rights

(including the right to vote as a series on particular matters), preferences as to dividends and the liquidation, conversion, redemption and other rights of each such series. The Board of Directors could issue a series with rights more favorable with respect to dividends, liquidation and voting than those held by the holders of its Common Stock. At January 17, 1997, 1,150,000 shares of Preferred Stock were outstanding, designated as $2.03 Convertible Exchangeable Preferred Stock, Series C (the "$2.03 Convertible Preferred Stock").

     The $2.03 Convertible Preferred Stock bears an annual dividend rate of $2.03 payable quarterly. If dividends have not been paid on the $2.03 Convertible Preferred Stock, the Company cannot redeem or pay dividends on shares of stock ranking junior to the $2.03 Convertible Preferred Stock. No new serial preferred stock can be created with rights superior to those of the $2.03 Convertible Preferred Stock, as to dividends and liquidation rights, without the approval of the holders of a majority of the $2.03 Convertible Preferred Stock. In addition, the holders of the $2.03 Convertible Preferred Stock are entitled to one vote for each share owned. Additionally, if dividends remain unpaid for six full quarterly periods, or if any future class of preferred stockholders is entitled to elect members of the Board of Directors based on actual missed and unpaid dividends, the number of members of the Board of Directors will be increased to such number as may be necessary to entitle the holders of the $2.03 Convertible Preferred Stock and such other future preferred stockholders, voting as a single class, to elect one-third of the members of the Board of Directors. The $2.03 Convertible Preferred Stock has liquidation rights of $25 per share. The Company may exchange the $2.03 Convertible Preferred Stock for an aggregate of $28,750,000 principal amount of 8.125% Convertible Subordinated Notes due December 31, 2005. Each share of $2.03 Convertible Preferred Stock is convertible into Common Stock at a conversion price of $9.50 per share, subject to adjustment under certain circumstances. The conversion price will be reduced for a limited period (but to not less than $5.21) if a change in control or fundamental change in the Company occurs at a time that the market price of the Common Stock is less than the conversion price. The Company may redeem the $2.03 Convertible Preferred Stock at any time after November 1, 1998, at redemption prices declining from $26.50 to $25.00 per share, plus cumulative unpaid dividends.

6% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2007

     On December 27, 1996, the Company sold $55,000,000 aggregate principle amount of 6% Convertible Subordinated Debentures due 2007 (the "Convertible Debentures") in a private offering not registered under the Securities Act. The Convertible Debentures are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock, at a conversion price of $19.25 per share, subject to adjustment under certain circumstances. The Convertible Debentures are unsecured and subordinate to all senior and senior subordinated indebtedness and do not restrict the incurrence of additional indebtedness by the Company or any of its subsidiaries. The Convertible Debentures will mature on February 1, 2007. The Company may redeem the Convertible Debentures, in whole or in part, on or after February 1, 2000, at certain redemption prices, plus accrued but unpaid interest at the date fixed for redemption. Upon certain changes of control of the Company, the Company is required to offer to repurchase each holder's Convertible Debentures at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

     Pursuant to a Registration Rights Agreement between the Company and the initial purchasers of the Convertible Debentures, the Company has agreed to file a shelf registration statement (the "Shelf Registration Statement") relating to the Debentures and the shares of Common Stock issuable upon conversion of the Convertible Debentures. The Company will use its reasonable best efforts to maintain the effectiveness of the Shelf Registration Statement until the third anniversary of the issuance of the Convertible Debentures, except that it shall be permitted to suspend the use of the Shelf Registration Statement during certain periods under certain circumstances. If the Company fails to meet certain of its obligations under the Shelf Registration Statement, then a supplemental payment will be made to the holders of the Convertible Debentures or shares of Common Stock actually issued upon conversion of the Convertible Debentures. During the first 90 days of such a default, the supplemental payment will be $0.05 per week per $1,000 principal amount of the Convertible Debentures and $0.0005 per week per share of such Common Stock. The amount of such supplemental payment will increase over time if the default continues, subject to a maximum supplemental payment of $0.20 per week per $1,000 principal amount of Convertible Debentures and $0.002 per week per share of Common Stock.

CREDIT FACILITY

     In connection with the financing of the Cometra Acquisition, the Company and its subsidiaries will expand the existing credit facility with the bank lenders. The Credit Facility will enable the Company to obtain revolving credit loans and to issue letters of credit for the account of the Company from time to time in an aggregate amount not to exceed $400 million (of which not more than $125 million may be represented by letters of credit). The Borrowing Base, which will initially be $400 million under the expanded facility, will be reduced to $325 million 180 days after the closing of the Cometra Acquisition, unless otherwise agreed by the lenders. The Borrowing Base is subject to semi-annual determination and is calculated based upon a variety of factors, including the discounted present value of estimated future net cash flow from oil and gas production.

     The Company will be required to make a mandatory prepayment of all amounts outstanding under the Credit Facility in excess of $325 million 180 days after the closing of the Cometra Acquisition. At the Company's option, loans may be prepaid, and revolving credit commitments may be reduced, in whole or in part at any time in certain minimum amounts.

     At the Company's option, the applicable interest rate per annum will be either LIBOR plus a margin ranging from 0.625% to 1.125% or the Alternate Base Rate (as defined) plus a margin ranging from 0% to 0.25%. The Alternate Base Rate is the highest of (a) the agent banks' reference rate, (b) the secondary market rate for certificates of deposit (adjusted for maximum statutory reserve requirements) plus 1.0% and (c) the federal funds effective rate plus 0.5%. Until the occurrence of the Trigger Event, the interest rate margins will be increased by 50 basis points prior to March 31, 1997 and 100 basis points thereafter.

     The obligations of the Company under the Credit Facility will be unconditionally and irrevocably guaranteed by each of the Company's direct and indirect domestic subsidiaries (collectively, the "Subsidiary Guarantors"). In addition, the Credit Facility will be secured by first priority security interests in (i) existing mortgaged oil and gas properties of the Company and the Cometra Properties, (ii) all accounts receivable, inventory and intangibles of the Company and the Subsidiary Guarantors, and (iii) all of the capital stock of the Company's direct or indirect subsidiaries. Substantially all of the assets of the Company will be pledged as collateral if, 90 days after the closing of the Cometra Acquisition, the Borrowing Base and amounts outstanding under the Credit Facility have not been reduced to $325 million. Such additional security interests will be released upon the (i) reduction of the amounts outstanding under the Credit Facility to $325 million (or the then determined Borrowing Base) and (ii) issuance of $75 million of Common Stock and/or the sale of Company assets in excess of the Borrowing Base value attributable to such assets as agreed by the lenders.

     Immediately following the Cometra Acquisition, the Company expects that approximately $385 million will be outstanding (including $125 million of then outstanding letters of credit to secure the promissory note issued to Cometra as part of the purchase price in the Cometra Acquisition) under the Credit Facility. Upon consummation of the Offerings, approximately $230.9 million will be outstanding under the Credit Facility. Accordingly, the Company believes that a Trigger Event will occur upon completion of the Offerings.

     The Credit Facility contains various covenants that, among other things, will restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with affiliates. In addition, under the Credit Facility, the Company will be required to comply with specified minimum interest coverage and maximum leverage ratios.

                                  UNDERWRITING

     Subject to the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below, for whom Dean Witter Reynolds Inc., PaineWebber Incorporated, Smith Barney Inc., A.G. Edwards & Sons, Inc. and McDonald & Company Securities, Inc. are serving as Representatives, have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, an aggregate of 4,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                            NAME                             NUMBER OF SHARES
                            ----                             ----------------
Dean Witter Reynolds Inc. ..................................
PaineWebber Incorporated....................................
Smith Barney Inc. ..........................................
A.G. Edwards & Sons, Inc. ..................................
McDonald & Company Securities, Inc. ........................

                                                                ---------
          Total.............................................    4,000,000
                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of
$          per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess on $ per share to certain other dealers.

     Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the Common Stock Offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

     The Company and certain other stockholders and officers of the Company have agreed with the Underwriters not to sell or otherwise dispose of any shares of
Common Stock (other than gifts to family members) for a period of      days
after the date of this Prospectus without the prior written consent of Dean Witter Reynolds Inc. for the Underwriters. Cometra has agreed with the Company not to sell or otherwise dispose of the 1,428,521 shares it will receive pursuant to the Cometra Acquisition for a period of 45 days following the closing of the Cometra Acquisition.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the valid issuance, due authorization, full payment and nonassessability of the Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., 2300 First City Tower, Houston, Texas 77002-6760, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York 10017-3909.

                                    EXPERTS

     The Consolidated Financial Statements of the Company, as of December 31, 1994 and 1995 and for the years then ended, included and incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports appearing herein and incorporated by reference. The Consolidated Financial Statements of the Company for the year ended December 31, 1993 included and incorporated by reference in the Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their reports thereon appearing herein and incorporated by reference.

     The statements of revenues and direct operating expenses of the American Cometra Interests (referred to herein as the Cometra Properties) for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, included in the Registration Statement have been audited by Coopers & Lybrand L.L.P., independent accountants, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing.

     The financial statements of the Bannon Interests as of December 31, 1995 and for the year then ended, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     Certain information with respect to the gas and oil reserves of the Company derived from the respective reports of Netherland, Sewell & Associates, Inc., Wright & Company, Inc., H. J. Gruy and Associates, Inc., Huddleston & Co., Inc. and Clay, Holt & Klammer, each of which is a firm of independent petroleum consultants, has been included and incorporated herein and elsewhere in the Registration Statement in reliance upon the authority of said firm as experts with respect to the matters contained in their respective reports.

                                    GLOSSARY

The terms defined in this glossary are used throughout this Prospectus.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf.  One billion cubic feet.

Bcfe. One billion cubic feet of natural gas equivalents, based on a ratio of 6 Mcf for each barrel of oil, which reflects the relative energy content.

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or gas well.

Exploratory well. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Infield well. A well drilled between known producing wells to better exploit the reservoir.

Mbbl.  One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.  One thousand cubic feet.

Mcfe. One thousand cubic feet of natural gas equivalents, based on a ratio of 6 Mcf for each barrel of oil, which reflects the relative energy content.

Mmbbl.  One million barrels of crude oil or other liquid hydrocarbons.

Mmcf.  One million cubic feet.

Mmcfe.  One million cubic feet of natural gas equivalents.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells.

Net oil and gas sales. Oil and natural gas sales less oil and natural gas production expenses.

Present Value. The pre-tax present value, discounted at 10%, of future net cash flows from estimated proved reserves, calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the Commission's rules for inclusion of oil and gas reserve information in financial statements filed with the Commission.

Productive well. A well that is producing oil or gas or that is capable of production.

Proved developed non-producing reserves. Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected and (ii) provided reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved developed producing reserves. Proved reserves that can be expected to be recovered from currently producing zones under the continuation of present operating methods.

Proved developed reserves. Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

Royalty interest. An interest in an oil and gas property entitling the owner to a share of oil and natural gas production free of costs of production.

Standardized Measure. The present value, discounted at 10%, of future net cash flows from estimated proved reserves after income taxes calculated holding prices and costs constant at amounts in effect on the date of the report (unless such prices or costs are subject to change pursuant to contractual provisions) and otherwise in accordance with the Commission's rules for inclusion of oil and gas reserve information in financial statements filed with the Commission.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                      NUMBER
                                                                                      ------
LOMAK PETROLEUM, INC. CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants..........................................    F-2
  Report of Independent Auditors....................................................    F-3
  Consolidated balance sheets at December 31, 1994 and 1995.........................    F-4
  Consolidated statements of income for the years ended December 31, 1993, 1994 and
     1995...........................................................................    F-5
  Consolidated statements of stockholders' equity for the years ended December 31,
     1993, 1994 and 1995............................................................    F-6
  Consolidated statements of cash flows for the years ended December 31, 1993, 1994
     and 1995.......................................................................    F-7
  Notes to consolidated financial statements........................................    F-8
  Consolidated balance sheets at December 31, 1995 and September 30, 1996
     (unaudited)....................................................................   F-20
  Consolidated statements of income for the nine-month periods ended September 30,
     1995 and 1996 (unaudited)......................................................   F-21
  Consolidated statements of cash flows for the nine-month periods ended September
     30, 1995 and 1996 (unaudited)..................................................   F-22
  Notes to consolidated financial statements........................................   F-23

COMETRA INTERESTS FINANCIAL STATEMENTS:
  Report of Independent Accountants.................................................   F-31
  Statement of revenues and direct operating expenses for the years ended December
     31, 1994 and 1995 and the nine months ended September 30, 1996.................   F-32
  Notes to the statement of revenues and direct operating expenses..................   F-33

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
     Lomak Petroleum, Inc.

     We have audited the accompanying consolidated balance sheets of Lomak Petroleum, Inc. (a Delaware corporation) as of December 31, 1994 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lomak Petroleum, Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Cleveland, Ohio,
February 27, 1996

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
  Lomak Petroleum, Inc.

     We have audited the consolidated statements of income, stockholders' equity and cash flows of Lomak Petroleum, Inc. for the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements of Lomak Petroleum, Inc. referred to above present fairly, in all material respects, the consolidated results of its operations and its cash flows for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Note 10 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes.

                                          ERNST & YOUNG LLP

Cleveland, Ohio
March 8, 1994

                             LOMAK PETROLEUM, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                          1994          1995
                                                                        --------      --------
ASSETS
Current assets:
  Cash and equivalents................................................  $  4,897      $  3,047
  Accounts receivable.................................................     9,431        14,938
  Inventory and other.................................................     1,592         1,114
                                                                        --------      --------
                                                                          15,920        19,099
                                                                        --------      --------
Oil and gas properties, successful efforts method.....................   133,373       210,073
  Accumulated depletion...............................................   (20,409)      (33,371)
                                                                        --------      --------
                                                                         112,964       176,702
                                                                        --------      --------
Gas transportation and field service assets...........................    16,125        23,167
  Accumulated depreciation............................................    (3,241)       (4,304)
                                                                        --------      --------
                                                                          12,884        18,863
                                                                        --------      --------
                                                                        $141,768      $214,664
                                                                        ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................................  $  8,421      $  9,084
  Accrued liabilities.................................................     4,715         3,761
  Accrued payroll and benefit costs...................................     1,075         1,762
  Current portion of debt (Note 5)....................................       707            53
                                                                        --------      --------
                                                                          14,918        14,660
                                                                        --------      --------
Long-term debt (Note 5)...............................................    61,885        83,035

Deferred taxes (Note 10)..............................................    16,390        17,726

Commitments and contingencies (Note 6)

Minority interest.....................................................     5,327            --

Stockholders' equity (Notes 7 and 8)
  Preferred stock, $1 par, 2,000,000 shares authorized,
     7 1/2% convertible preferred, 200,000 issued (liquidation
     preference $5,000,000)...........................................       200           200
     $2.03 convertible preferred, 1,150,000 issued (liquidation
     preference $28,750,000)..........................................        --         1,150
  Common stock, $.01 par, 20,000,000 shares authorized, 9,754,010 and
     13,322,738 issued................................................        97           133
  Capital in excess of par value......................................    50,495       101,773
  Retained earnings (deficit).........................................    (7,544)       (4,013)
                                                                        --------      --------
                                                                          43,248        99,243
                                                                        --------      --------
                                                                        $141,768      $214,664
                                                                        ========      ========

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1993        1994        1995
                                                                -------     -------     -------
Revenues
  Oil and gas sales...........................................  $11,132     $24,461     $37,417
  Field services..............................................    6,966       7,667      10,097
  Gas transportation and marketing............................      559       2,195       3,284
  Interest and other..........................................      418         471       1,317
                                                                -------     -------     -------
                                                                 19,075      34,794      52,115
                                                                -------     -------     -------
Expenses
  Direct operating............................................    4,438      10,019      14,930
  Field services..............................................    5,712       5,778       6,469
  Gas transportation and marketing............................       13         490         849
  Exploration.................................................       86         359         512
  General and administrative..................................    2,049       2,478       2,736
  Interest....................................................    1,120       2,807       5,584
  Depletion, depreciation and amortization....................    4,347      10,105      14,863
                                                                -------     -------     -------
                                                                 17,765      32,036      45,943
                                                                -------     -------     -------
Income before taxes...........................................    1,310       2,758       6,172
Income taxes
  Current.....................................................       69          21          86
  Deferred....................................................     (150)        118       1,696
                                                                -------     -------     -------
                                                                    (81)        139       1,782
                                                                -------     -------     -------
Net income....................................................  $ 1,391     $ 2,619     $ 4,390
                                                                =======     =======     =======
Net income applicable to common shares........................  $ 1,062     $ 2,244     $ 3,659
                                                                =======     =======     =======
Earnings per common share.....................................  $  0.18     $  0.25     $  0.31
                                                                =======     =======     =======
Weighted average shares outstanding...........................    5,853       9,051      11,841
                                                                =======     =======     =======

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                      PREFERRED STOCK        COMMON STOCK
                                     -----------------     ----------------     CAPITAL IN     RETAINED
                                                 PAR                   PAR      EXCESS OF      EARNINGS
                                     SHARES     VALUE      SHARES     VALUE     PAR VALUE      (DEFICIT)
                                     ------     ------     ------     -----     ----------     --------
Balance, December 31, 1992.........     33      $   33      4,776     $  48      $  20,274     $(10,850)
  Preferred dividends..............     --          --         --        --             --         (329)
  Common issued....................     --          --      2,772        28         17,032           --
  Common repurchased...............     --          --        (41)       (1)          (202)          --
  7 1/2% preferred issued..........    200         200         --        --          4,639           --
  Conversion of 8% preferred.......    (33)        (33)       802         8             25           --
  Net income.......................     --          --         --        --             --        1,391
                                     -----      ------     ------      ----       --------     --------
Balance, December 31, 1993.........    200         200      8,309        83         41,768       (9,788)
  Preferred dividends..............     --          --         --        --             --         (375)
  Common issued....................     --          --      1,504        15          9,220           --
  Common repurchased...............     --          --        (59)       (1)          (493)          --
  Net income.......................     --          --         --        --             --        2,619
                                     -----      ------     ------      ----       --------     --------
Balance, December 31, 1994.........    200         200      9,754        97         50,495       (7,544)
  Preferred dividends..............     --          --         --        --             --         (731)
  Common dividends.................     --          --         --        --             --         (128)
  Common issued....................     --          --      3,609        36         24,953           --
  Common repurchased...............     --          --        (40)       --           (332)          --
  $2.03 preferred issued...........  1,150       1,150         --        --         26,657           --
  Net income.......................     --          --         --        --             --        4,390
                                     -----      ------     ------      ----       --------     --------
Balance, December 31, 1995.........  1,350      $1,350     13,323     $ 133      $ 101,773     $ (4,013)
                                     =====      ======     ======      ====       ========     ========

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1994         1995
                                                             --------     --------     --------
Cash flows from operations:
  Net income...............................................  $  1,391     $  2,619     $  4,390
  Adjustments to reconcile net income to net cash provided
     by operations:
     Depletion, depreciation and amortization..............     4,347       10,105       14,863
     Deferred income taxes.................................      (150)         118        1,335
     Changes in working capital net of effects of purchases
       of businesses:
       Accounts receivable.................................    (1,534)       2,572       (5,543)
       Inventory and other.................................      (334)         (45)         278
       Accounts payable....................................    (1,022)      (2,126)         663
       Accrued liabilities and payroll and benefit costs...     1,928       (1,531)       1,778
     Gain on sale of assets and other......................      (321)        (471)      (1,203)
                                                             --------     --------     --------
Net cash provided by operations............................     4,305       11,241       16,561
Cash flows from investing:
  Acquisition of businesses, net of cash...................   (27,607)      (9,399)          --
  Oil and gas properties...................................   (15,219)     (22,251)     (69,992)
  Additions to property and equipment......................    (1,237)        (813)      (9,102)
  Proceeds on sale of assets...............................       604        2,927        2,981
                                                             --------     --------     --------
Net cash used in investing.................................   (43,459)     (29,536)     (76,113)
Cash flows from financing:
  Proceeds from indebtedness...............................    20,275       22,235       21,304
  Repayments of indebtedness...............................    (1,045)      (1,024)        (808)
  Preferred stock dividends................................      (329)        (375)        (731)
  Common Stock dividends...................................        --           --         (128)
  Proceeds from Common Stock issuance......................    15,385          830       10,590
  Repurchase of Common Stock...............................      (207)        (493)        (332)
  Proceeds from preferred stock issuance...................     4,833           --       27,807
                                                             --------     --------     --------
Net cash provided by financing.............................    38,912       21,173       57,702
                                                             --------     --------     --------
Change in cash.............................................      (242)       2,878       (1,850)
Cash and equivalents at beginning of period................     2,261        2,019        4,897
                                                             --------     --------     --------
Cash and equivalents at end of period......................  $  2,019     $  4,897     $  3,047
                                                             ========     ========     ========

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  ORGANIZATION AND NATURE OF BUSINESS

     Lomak Petroleum, Inc. ("Lomak" or the "Company") is an independent oil and gas company engaged in the acquisition, development, exploration and enhancement of oil and gas properties in the United States. Lomak's core areas of operation are located in Texas, Oklahoma and Appalachia. The company has grown through a combination of acquisition, development, exploration and enhancement activities. Since January 1, 1990, 60 acquisitions have been consummated at a total cost of approximately $200 million and approximately $24 million has been expended on development and exploration activities. As a result, proved reserves and production have each grown during this period at a rate in excess of 80% per annum. At December 31, 1995, proved reserves totaled 298 Bcfe, having a pre-tax present value at constant prices on that date of $229 million and a reserve life of nearly 12 years.

     Lomak's acquisition effort is focused on properties with prices of less than $30 million within its core areas of operation. Management believes these purchases are less competitive than those involving larger property interests. To the extent purchases continue to be made primarily within existing core areas, efficiencies in operations, drilling, gas marketing and administration should be realized. In 1994, Lomak initiated a program to exploit its inventory of over 500 development projects. In the future, Lomak expects its growth to be driven principally by a combination of acquisitions and development and, to a lesser extent, exploration.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying financial statements include the accounts of the Company, all majority owned subsidiaries and its pro rata share of the assets, liabilities, income and expenses of certain oil and gas properties. Temporary investments with an initial maturity of ninety days or less are considered cash equivalents.

  Oil and Gas Properties

     The Company follows the successful efforts method of accounting for oil and gas properties. Exploratory costs which result in the discovery of reserves and the cost of development wells are capitalized. Geological and geophysical costs, delay rentals and costs to drill unsuccessful exploratory wells are expensed. Depletion is provided on the unit-of-production method. Oil is converted to Mcfe at the rate of six Mcf per barrel. The depletion rates per Mcfe were $.74, $.74 and $.73 in 1993, 1994 and 1995, respectively. Approximately $5.3 million, $12.9 million and $12.2 million of oil and gas properties were classified as proved undeveloped or unproved and, therefore, not subject to depletion as of December 31, 1993, 1994 and 1995, respectively. These costs are assessed periodically to determine whether their value has been impaired, and if impairment is indicated, the excess costs are charged to expense.

  Gas Transportation and Field Services Assets

     The Company owns and operates approximately 1,900 miles of gas gathering lines in proximity to its principal gas properties. Depreciation is calculated on the straight-line method based on estimated useful lives ranging from four to fifteen years.

     The Company receives fees for providing field related services. These fees are recognized as earned. Depreciation is calculated on the straight-line method based on estimated useful lives ranging from one to six years, except for buildings which are being depreciated over ten to twenty-five year periods.

                             LOMAK PETROLEUM, INC.

     In September 1994, the Company sold substantially all of its brine disposal and well servicing assets located in the Appalachian region for approximately $1.8 million. Through an acquisition completed in early 1995, the Company began conducting brine disposal and well services in Oklahoma.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accrual results could differ from those estimates.

  Nature of Business

     The Company operates in an environment with many financial risks, including, but not limited to, the ability to acquire additional economically recoverable oil and gas reserves, the inherent risks of the search for, development of and production of oil and gas, the ability to sell oil and gas at prices which will provide attractive rates of return, and the highly competitive nature of the industry and worldwide economic conditions. The Company's ability to expand its reserve base and diversify its operations is also dependent upon the Company's ability to obtain the necessary capital through operating cash flow, additional borrowings or additional equity funds.

  Financial Instruments

     The Company's financial instruments include cash and equivalents, accounts receivable, accounts payable and debt obligations. The book value of cash and equivalents, accounts receivable and payable and short term debt are considered to be representative of fair value because of the short maturity of these instruments. The Company believes that the carrying value of its borrowings under its bank credit facility approximates their fair value as they bear interest at the bank's prime rate or Libor. The Company's accounts receivable are concentrated in the oil and gas industry. The Company does not view such a concentration as an unusual credit risk.

     Interest rate swap agreements, which are used by the Company in the management of interest exposure, is accounted for on an accrual basis. Income and expense resulting from these agreements are recorded in the same category as expense arising from the related liability. Amounts to be paid or received under interest rate swap agreements are recognized as an adjustment to expense in the periods in which they accrue. At December 31, 1995, the Company had $40 million of borrowings subject to two swap agreements at rates of 6.25% and 6.49% through no less than July 1997 and no longer than October 1999, respectively.

     The Company uses futures, option and swap contracts to reduce the effects of fluctuations in crude oil and natural gas prices. At December 31, 1995, the Company had open contracts for natural gas price swaps in the amount of 360,000 MMbtu's. These contracts expire monthly through September 1996. The resulting transaction gains and losses are included in net income and are determined monthly. Net gains for the year ended December 31, 1995 approximated $221,000 relating to these derivatives.

  Accounting Standards

     In March 1995, the Financial Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This standard requires the review of long-lived assets for impairment. Although the Company in the past has routinely reviewed its oil and gas assets for impairment, the new accounting rules may require a different grouping which may affect the amount of impairment, if any. SFAS No. 121 is required to be adopted for financial statements with fiscal

                             LOMAK PETROLEUM, INC.

years beginning after December 15, 1995 and allows the cumulative effect of the accounting change to be reported in net income in the year of adoption. The Company is currently reviewing the accounting standard and has not yet determined the effect, if any, on its consolidated financial position or results of operations.

     In October 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This standard requires an audited pro forma footnote disclosure of what net income and earnings per share would have been for the Company based upon valuing employee options and other stock based compensation, at their estimated fair value using an option pricing model. SFAS No. 123 is required to be adopted for financial statements with fiscal years beginning after December 15, 1995. The Company is currently reviewing the accounting standard and has not yet determined the effect, if any, on its financial statements.

  Earnings per Common Share

     Net income per share is computed by subtracting preferred dividends from net income and dividing by the weighted average number of common and common equivalent shares outstanding. The calculation of fully diluted earnings per share assumes conversion of convertible securities when the result would be dilutive. Outstanding options and warrants are included in the computation of net income per common share when their effect is dilutive.

  Reclassifications

     Certain reclassifications have been made to prior period presentation to conform with current period classifications.

(3)  ACQUISITION AND DEVELOPMENT

     Since 1990, the Company has acquired $200 million of oil and gas properties and field service assets. During 1995, the Company completed $71.1 million of acquisitions. The purchases were funded by working capital, advances under a revolving credit facility and the issuance of Common Stock. These acquisitions are discussed below.

  1995 Acquisitions

     Appalachia

     Transfuel, Inc. In September 1995, the Company acquired proved oil and gas reserves, 1,100 miles of gas gathering lines and 175,000 undeveloped acres in Ohio, Pennsylvania and New York from Transfuel, Inc. for $20.2 million and approximately $800,000 of Common Stock.

     Parker & Parsley Petroleum Company. In August 1995, the Company purchased proved oil and gas reserves, 300 miles of gas gathering lines and 16,400 undeveloped acres in Pennsylvania and West Virginia from Parker & Parsley Petroleum Company for $20.2 million.

     Interests in approximately 470 Company operated properties in Pennsylvania and Ohio were purchased for $5.4 million.

     Oklahoma

     The Company purchased interests in 52 wells in the Caddo and Canadian counties for $4.8 million. The Company assumed operation of half of these wells.

     Interests in Company operated properties were acquired for $3.2 million.

                             LOMAK PETROLEUM, INC.

     Texas

     The Company purchased interests in 140 wells located primarily in the Big Lake Area of west Texas and the Laura LaVelle Field of east Texas for $2.8 million.

  1994 Acquisitions

     Oklahoma

     Red Eagle Resources Corporation. In December 1994, the Company acquired effective control of Red Eagle principally through the purchase of two common stockholders' holdings. In February 1995, the remaining stockholders of Red Eagle Common Stock voted to approve the merger of Red Eagle with a wholly owned subsidiary of the Company in exchange for approximately 2.2 million shares of the Company's Common Stock. The additional equity of Red Eagle acquired in February 1995 is reflected as minority interest on the Company's balance sheet at December 31, 1994. Acquisition costs of approximately $46.5 million have been capitalized in regards to this acquisition. Red Eagle's assets included interests in approximately 370 producing wells located primarily in the Okeene Field of Oklahoma's Anadarko Basin. Subsequently, the Company acquired additional interests in 70 Red Eagle wells for $1.7 million.

     Texas

     Grand Banks Energy Company. The Company purchased Grand Banks for $3.7 million. Grand Banks' assets included interests in 182 producing wells located in west Texas, essentially all of which are now operated by the Company. Grand Banks owned an average working interest of 70% in the producing reserves, of which 60% was oil. Approximately 40% of Grand Banks' proved reserves are attributed to the Mills-Strain Unit located in the Sharon Ridge Field of Mitchell County, Texas. The Mills-Strain Unit is a waterflood unit producing from the Clearfork Formation at a depth of approximately 2,000 feet. The Mills-Strain Unit has a remaining life of over 20 years. The Company also purchased, for $1.2 million, additional interests in a number of the Grand Banks properties.

     Gillring Oil Company. The Company acquired Gillring for $11.5 million. Gillring's assets included $5.2 million of working capital and interests in 106 producing oil and gas wells located in south Texas. Gillring owned an average working interest of 80% in the producing reserves of which 80% were gas. The Gillring properties are located principally in two fields producing from the Wilcox and Vicksburg formations ranging in depths from 4,000 to 11,000 feet. Subsequent to the purchase of Gillring, the Company acquired, for $2.1 million, the limited partner interests and associated debt of a partnership for which Gillring acted as general partner.

     The Company acquired from four parties interests in 118 producing wells in the Big Lake Area of west Texas and the Laura LaVelle Field of east Texas for $6.5 million.

     Appalachia

     The Company acquired, for $5.0 million, interests in 98 new wells and additional interests in 436 wells which the Company already operated.

  1993 Acquisitions

     Appalachia

     Mark Resources Corporation. In December 1993, the Company acquired Mark for approximately $28.4 million. Mark's assets were located primarily in the Meadville Area of the Appalachian Basin. Mark owned interests in 655 producing wells, 230 miles of gas gathering lines and over 180 proven drilling locations. Mark operated nearly all of its properties.

                             LOMAK PETROLEUM, INC.

     Ohio Trend Area. The Company acquired interests in 119 wells and over 70 miles of gas gathering systems in Ohio for $2.9 million.

     Meadville Area. The Company acquired interests in 274 wells, one disposal facility and various undeveloped leaseholds for $2.5 million.

     Texas

     Big Lake Area. The Company acquired from three parties interests in 84 producing wells in the Big Lake Area of west Texas for $4.2 million.

     Laura LaVelle Field. The Company acquired interests in 7,734 gross (7,524 net) acres in the Laura LaVelle Field located in east Texas for $2.5 million. The Company assumed operations of 44 producing wells.

  Unaudited Pro Forma Financial Information

     The following table presents unaudited, pro forma operating results as if the transactions had occurred at the beginning of each period presented. The pro forma operating results include the following acquisitions, all of which were accounted for as purchase transactions; (i) the purchase of Grand Banks Energy Company, (ii) the purchase of Gillring Oil Company, (iii) the purchase of Red Eagle Resources Corporation, (iv) the purchase by the Company of certain oil and gas properties from a subsidiary of Parker & Parsley Petroleum, Co., (v) the purchase by the Company of certain oil and gas properties from Transfuel, Inc.,
(vi) the private placement of 1.15 million shares of Convertible Preferred Stock and the application of the net proceeds therefrom and (vii) the private placement of 1.2 million shares of Common Stock and the application of the net proceeds therefrom.

                                                                  YEAR ENDED DECEMBER
                                                                          31,
                                                                 ---------------------
                                                                   1994         1995
                                                                 --------     --------
                                                                 (IN THOUSANDS EXCEPT
                                                                    PER SHARE DATA)
        Revenues...............................................  $ 64,465     $ 62,418
        Net income.............................................     8,359        6,583
        Earnings per share.....................................      0.51         0.39
        Total assets...........................................   185,338      214,664
        Stockholders' equity...................................    81,755       99,243

     The pro forma operating results have been prepared for comparative purposes only. They do not purport to present actual operating results that would have been achieved had the acquisition been made at the beginning of each period presented or to necessarily be indicative of future operations. Included in the 1994 pro forma financial information are revenues regarding partnership activities which contributed $0.22 per share. These same activities did not occur in 1995.

(4)  NOTES RECEIVABLE

     In 1994, the Company issued $165,000 in notes receivable to three of its officers in connection with their exercise of stock options. The notes accrued interest at the prime rate plus 1% payable quarterly. In 1995, the notes were repaid.

                             LOMAK PETROLEUM, INC.

(5)  INDEBTEDNESS

     The Company had the following debt outstanding as of the dates shown. Interest rates at December 31, 1995 are shown parenthetically:

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Bank credit facility (6.7%)......................................  $61,870     $83,035
    Other (5.9%-9.25%)...............................................      722          53
                                                                       -------     -------
                                                                        62,592      83,088
    Less amounts due within one year.................................      707          53
                                                                       -------     -------
    Long-term debt, net..............................................  $61,885     $83,035
                                                                       =======     =======

     The Company maintains a $250 million revolving bank credit facility. The facility provides for a borrowing base which is subject to semi-annual redeterminations. At December 31, 1995, the borrowing base on the credit facility was $105 million. The facility bears interest at prime rate or LIBOR plus 0.75% to 1.25% depending upon the percentage of the borrowing base drawn. Interest is payable quarterly and the loan is payable in sixteen quarterly installments beginning February 1, 1999. A commitment fee of 3/8% of the undrawn balance is payable quarterly. It is the Company's policy to extend the term period of the credit facility annually. The weighted average interest rates on these borrowings were 6.3% and 7.3% for the years ended December 31, 1994 and 1995, respectively. The weighted average interest rate gives effect to interest rate swap arrangements which have the effect of fixing the interest rate on $40 million of the credit facility at a rate of 6.4%. The existing interest rate swap arrangements will remain in effect through no less than July 1997 and no longer than October 1999. The Company's other debt is comprised of secured equipment financings.

     The debt agreements contain various covenants relating to net worth, working capital maintenance and financial ratio requirements. Interest paid during the years ended December 31, 1993, 1994 and 1995 totaled $1.2 million, $2.8 million and $4.9 million, respectively.

     Maturities of indebtedness as of December 31, 1995 were as follows (in thousands):

                1996...............................................  $    53
                1997...............................................       --
                1998...............................................       --
                1999...............................................   15,569
                2000...............................................   20,759
                Remainder..........................................   46,707
                                                                     -------
                                                                     $83,088
                                                                     =======

(6)  COMMITMENTS AND CONTINGENCIES

     In January 1995, a lawsuit (the "Lawsuit") was filed in the Delaware Court of Chancery, New Castle County, against Red Eagle Resources Corporation, each of the members of the Board of Directors of Red Eagle and the Company. The Plaintiff sought to represent all holders (the "Class") of Red Eagle Common Stock, excluding the Red Eagle Directors and Lomak. A settlement was reached during 1995 under which the Company paid $250,000 in cash plus 74,286 shares of the Company's Common Stock.

     The Company is involved in various other legal actions and claims arising in the ordinary course of business. In the opinion of management, such litigation and claims will be resolved without material adverse effect on the Company's financial position.

                             LOMAK PETROLEUM, INC.

(7)  EQUITY SECURITIES

     In 1993, $5,000,000 of 7 1/2% cumulative convertible exchangeable preferred stock (the "7 1/2% Preferred Stock") was privately placed. The 7 1/2% Preferred Stock is convertible, at the option of the holders, into 576,945 shares of Common Stock, at an average conversion price of $8.67 per share. The Company may convert the 7 1/2% Preferred Stock into Common Stock if the closing price for the Common Stock exceeds an average price of $11.70 for twenty out of thirty consecutive trading days. Beginning in July 1996, the Company may redeem the 7 1/2% Preferred Stock at a 7 1/2% premium to liquidation value. Holders of the 7 1/2% Preferred Stock are entitled to two votes per share on matters presented to the shareholders. At the Company's option, it can exchange the 7 1/2% Preferred Stock for convertible subordinate notes due July 1, 2003. The notes carry the same conversion and redemption terms as the 7 1/2% Preferred Stock.

     In November 1995, the Company sold 1,150,000 shares of $2.03 convertible exchangeable preferred stock (the "$2.03 Preferred Stock") for $28.8 million. The $2.03 Preferred Stock is convertible into the Company's Common Stock at a conversion price of $9.50 per share, subject to adjustment in certain events. The $2.03 Preferred Stock is redeemable, at the option of the Company, at any time on or after November 1, 1998, at redemption prices beginning at 105%. At the option of the Company, the $2.03 Preferred Stock is exchangeable for the Company's 8 1/8% convertible subordinated notes due 2005. The notes would be subject to the same redemption and conversion terms as the $2.03 Preferred Stock.

     In December 1995, the Company privately placed 1.2 million shares of its Common Stock for $10.2 million to a state sponsored retirement plan. Warrants to acquired 40,000 shares of Common Stock were outstanding at December 31, 1995. The warrants have an exercise price of $7.50 per share and expire in December 1996.

(8)  STOCK OPTION AND PURCHASE PLAN

     The Company maintains a Stock Option Plan which authorizes the grant of options of up to 1.5 million shares of Common Stock. However, no new options may be granted which would result in their being outstanding aggregate options exceeding 10% of the Company's common shares outstanding plus those shares issuable under convertible securities. Under the plan, incentive and non-qualified options may be issued to officers, key employees and consultants. The plan is administered by the Compensation Committee of the Board. All options issued under the plan vest 30% after one year, 60% after two years and 100% after three years. The following is a summary of stock option activity:

                                                     NUMBER OF OPTIONS             EXERCISE
                                              -------------------------------     PRICE RANGE
                                               1993        1994        1995        PER SHARE
                                              -------     -------     -------     -----------
    Outstanding at beginning of year........  254,001     428,983     680,483     $3.38-$9.38
    Granted.................................  174,982     298,500     342,000      4.01- 9.38
    Canceled................................       --     (16,000)    (12,000)     3.75- 7.75
    Exercised...............................       --     (31,000)    (33,334)     3.75- 5.63
                                              -------     -------     -------     -----------
    Outstanding at end of year..............  428,983     680,483     977,149     $3.38-$9.38
                                              =======     =======     =======     ===========

     In 1994, the stockholders approved the 1994 Outside Directors Stock Option Plan (the "Directors Plan"). Only Directors who are not employees of the Company are eligible under the Directors Plan. The Directors Plan covers a maximum of 200,000 shares. At December 31, 1995, 44,000 options were outstanding under the Directors Plan of which 3,600 were exercisable as of that date. The exercise price of the options ranges from $7.75 to $8.00 per share.

     In 1994, the stockholders approved the 1994 Stock Purchase Plan (the "1994 Plan") which authorizes the sale of up to 500,000 shares of Common Stock to officers, directors, key employees and consultants. Under

                             LOMAK PETROLEUM, INC.

the Plan, the right to purchase shares at prices ranging from 50% to 85% of market value may be granted. The Company had a 1989 Stock Purchase Plan (the "1989 Plan") which was identical to the 1994 Plan except that it covered 333,333 shares. Upon adoption of the 1994 Plan, the 1989 Plan was terminated. The plans are administered by the Compensation Committee of the Board. During the year ended December 31, 1995, the Company sold 85,800 unregistered common shares to officers and outside directors. From inception of the 1989 Plan through December 31, 1995, a total of 388,000 unregistered shares had been sold, for a total consideration of approximately $1.8 million at prices equal to 75% of market value at the time of the sale.

(9)  BENEFIT PLAN

     The Company maintains a 401(K) Plan for the benefit of its employees. The Plan permits employees to make contributions on a pre-tax salary reduction basis. The Company makes discretionary contributions to the Plan. Company contributions for 1993, 1994 and 1995 were $189,000, $226,000 and $346,000, respectively.

(10)  INCOME TAXES

     Federal income tax (benefit) expense was ($81,000), $139,000 and $1.8 million for the years 1993, 1994 and 1995, respectively. The current portion of the income tax provision represents alternative minimum tax currently payable. A reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate is as follows:

                                                             1993        1994        1995
                                                           --------     -------     -------
    Statutory tax rate.................................          34%         34%         34%
    Realization of valuation allowance.................         (46)        (29)         (5)
    Alternative minimum tax............................           6          --          --
                                                           --------     -------     -------
    Effective tax rate.................................          (6)%         5%         29%
                                                           ========     =======     =======
    Income taxes paid..................................    $159,000     $47,500     $60,000
                                                           ========     =======     =======

     In 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes". Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption, income tax expense was determined using the deferred method and the Company reported tax expense equal to current alternative minimum taxes payable. Deferred taxes have not been provided on temporary differences prior to adoption due to the existence of net operating loss and other carryforwards.

                             LOMAK PETROLEUM, INC.

     Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Deferred tax liabilities:
      Depreciation...................................................  $27,217     $29,130
                                                                       =======     =======
    Deferred tax assets:
      Net operating loss carryforwards...............................    6,042       6,193
      Percentage depletion carryforward..............................    4,388       4,388
      AMT credits and other..........................................      737         863
                                                                       -------     -------
      Total deferred tax assets......................................   11,167      11,444
    Valuation allowance for deferred tax assets......................     (340)        (40)
                                                                       -------     -------
    Net deferred tax assets..........................................  $10,827     $11,404
                                                                       =======     =======
    Net deferred tax liabilities.....................................  $16,390     $17,726
                                                                       =======     =======

     As permitted by Statement 109, the Company has elected not to restate prior year financial statements. As a result of tax basis in excess of the basis on the financial statements at January 1, 1993, the Company estimated deferred tax assets of $2.6 million and deferred tax liabilities of $0.9 million, for net deferred tax assets of $1.7 million. Due to uncertainty as to the realizability of the tax benefit, a valuation allowance was established for the full amount of the net deferred tax assets. In 1993, 1994 and 1995, income taxes were reduced from the statutory rate of 34% by approximately $0.5 million, $0.9 million and $0.3 million, respectively, through realization of a portion of the valuation allowance, resulting in $1.2 million, $0.3 million and $40,000, respectively of the remaining allowance at December 31, 1993, 1994 and 1995.

     During 1993, the Company acquired Mark Resources Corporation (See Note 3), a taxable business combination accounted for as a purchase. Deferred tax assets of $3.9 million and a deferred tax liability of $8.1 million were recorded in connection with the business combination. During 1994, the Company acquired Gillring Oil Company and Grand Banks Energy Company, taxable business combinations accounted for as purchases. Deferred tax assets of $3.5 million and deferred tax liabilities of $3.4 million were recorded in connection with these transactions. The Company acquired Red Eagle Resources Corporation, a taxable business combination accounted for as a purchase. Deferred tax liabilities of $12.3 million and deferred tax assets of $0.3 million were recorded in connection with this transaction.

     As a result of the Company's issuance of equity and convertible debt securities, it experienced a change in control during 1988 as defined by Section 382 of the Internal Revenue Code. The change in control placed limitations to the utilization of net operating loss carryovers. At December 31, 1995, the Company had available for federal income tax reporting purposes net operating loss carryovers of approximately $13.3 million which are subject to annual limitations as to their utilization and otherwise expire between 1996 and 2010, if unused. The Company has alternative minimum tax net operating loss carryovers of $8.2 million which are subject to annual limitations as to their utilization and otherwise expire from 1996 to 2009 if unused. The Company has statutory depletion carryover of approximately $8.5 million and an alternative minimum tax credit carryover of approximately $500,000. The statutory depletion carryover and alternative minimum tax credit carryover are not subject to limitation or expiration.

(11)  MAJOR CUSTOMERS

     The Company markets its oil and gas production on a competitive basis. The type of contract under which gas production is sold varies but can generally be grouped into three categories: (a) life-of-the-well; (b) long-term (1 year or longer); and (c) short-term contracts which may have a primary term of one year,

                             LOMAK PETROLEUM, INC.

but which are cancelable at either party's discretion in 30-120 days. At December 31, 1995, approximately 59% of the Company's gas production was being sold under market sensitive contracts which do not contain floor price provisions. For the year ended December 31, 1995, no one customer accounted for more than 10% of the Company's total oil and gas revenues. Oil is sold on a basis such that the purchaser can be changed on 30 days notice. The price received is generally equal to a posted price set by the major purchasers in the area. The company sells to oil purchasers on a basis of price and service.

     The Company has currently hedged less than 3% of its monthly production through September 1996. These hedges involve fixed price arrangements and other price arrangements at a variety of prices, floors and caps. Although these hedging activities provide the Company some protection against falling prices, these activities also reduce the potential benefits to the Company of price increases above the levels of the hedges.

(12)  OIL AND GAS ACTIVITIES

     The following summarizes selected information with respect to oil and gas producing activities:

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1993         1994         1995
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Capitalized costs:
      Proved properties................................  $ 67,370     $132,775     $209,310
      Unproved properties..............................       723          598          763
                                                         --------     --------     --------
              Total....................................    68,093      133,373      210,073
      Accumulated depletion amortization...............   (12,783)     (20,409)     (33,371)
                                                         --------     --------     --------
              Net capitalized costs....................  $ 55,310     $112,964     $176,702
                                                         ========     ========     ========
    Costs incurred:
      Acquisition......................................  $ 43,177     $ 59,501     $ 69,244
      Development......................................     3,695        9,518        9,968
      Exploration......................................       131          192          216
                                                         --------     --------     --------
              Total costs incurred.....................  $ 47,003     $ 69,211     $ 79,428
                                                         ========     ========     ========

(13)  SUBSEQUENT EVENTS

     In February 1996, the Company completed three oil and gas property acquisitions for $17.5 million of consideration. The properties are located in Lomak's core operating areas of Appalachia and Texas. In aggregate, the acquisitions are estimated to contain proved reserves of 20.2 Bcf of gas and 240,000 of Bbls of oil, or 21.6 Bcfe in total.

     In March 1996, the Company's Board of Directors approved resolutions authorizing the Company to repurchase shares of its Common Stock from odd-lot holders. The Company will acquire any and all shares from stockholders owning 99 or fewer shares for cash at market prices. Additionally, the Board of Directors approved a dividend of $.01 per share to holders of its Common Stock to be paid on March 29, 1996.

(14)  RELATED PARTY TRANSACTIONS

     Mr. Edelman, Chairman of the Company, is also an executive officer and shareholder of Snyder Oil Corporation ("SOCO"). At December 31, 1995, Mr. Edelman owned 6.0% of the Company's Common Stock. In 1994, the Company repurchased 30,000 shares of its Common Stock from SOCO for $240,000. The purchase price was based upon the prior day's closing price for the stock. In 1995, SOCO sold its remaining shares of the Company's Common Stock.

                             LOMAK PETROLEUM, INC.

     In 1995, the Company acquired SOCO's interest in certain wells located in Appalachia for $4 million. The price was determined based on arms-length negotiations through a third-party broker retained by SOCO. Subsequent to the transaction, the Company and SOCO no longer held interests in any of the same properties.

     During 1994 and 1995, the Company incurred fees of $369,000 and $145,000, respectively, to the Hawthorne Company in connection with acquisitions. Mr. Aikman, a director of the Company, is an executive officer and a principal owner of the Hawthorne Company. The fees were consistent with those paid by the Company to third parties for similar services.

(15)  UNAUDITED SUPPLEMENTAL RESERVE INFORMATION

     The Company's proved oil and gas reserves are located in the United States. Proved reserves are those quantities of crude oil and natural gas which, upon analysis of geological and engineering data, can with reasonable certainty be recovered in the future from known oil and gas reservoirs. Proved developed reserves are those proved reserves which can be expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage.

  Quantities of Proved Reserves

                                                                    CRUDE OIL     NATURAL GAS
                                                                    ---------     -----------
                                                                     (BBLS)          (MCF)
                                                                         (IN THOUSANDS)
    Proved reserves
    Balance, December 31, 1992....................................     1,980         17,615
      Revisions...................................................       (35)         2,559
      Extensions, discoveries and additions.......................         9            305
      Purchases...................................................     2,905         57,125
      Sales.......................................................        (2)          (451)
      Production..................................................      (318)        (2,590)
                                                                      ------        -------
    Balance, December 31, 1993....................................     4,539         74,563
      Revisions...................................................        15            630
      Extensions, discoveries and additions.......................        15          6,605
      Purchases...................................................     4,599         75,698
      Sales.......................................................       (79)        (1,130)
      Production..................................................      (640)        (6,996)
                                                                      ------        -------
    Balance, December 31, 1994....................................     8,449        149,370
      Revisions...................................................       255         (3,513)
      Extensions, discoveries and additions.......................       475         10,076
      Purchases...................................................     2,618         90,575
      Sales.......................................................       (21)        (1,150)
      Production..................................................      (913)       (12,471)
                                                                      ------        -------
    Balance, December 31, 1995....................................    10,863        232,887
                                                                      ======        =======
    Proved developed reserves
      December 31, 1993...........................................     3,344         38,373
                                                                      ======        =======
      December 31, 1994...........................................     6,430         97,251
                                                                      ======        =======
      December 31, 1995...........................................     8,880        174,958
                                                                      ======        =======

                             LOMAK PETROLEUM, INC.

     The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is a disclosure requirement under Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities". The Standardized Measure does not purport to present the fair market value of proved oil and gas reserves. This would require consideration of expected future economic and operating conditions, which are not taken into account in calculating the Standardized Measure.

     Future cash inflows were estimated by applying year end prices to the estimated future production less estimated future production costs based on year end costs. Future net cash inflows were discounted using a 10% annual discount rate to arrive at the Standardized Measure.

  Standardized Measure

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                       ------------------------------------
                                                         1993         1994          1995
                                                       --------     ---------     ---------
                                                                  (IN THOUSANDS)
    Future cash inflows..............................  $255,363     $ 457,048     $ 729,566
    Future costs:
      Production.....................................   (74,247)     (133,972)     (256,374)
      Development....................................   (40,224)      (52,102)      (60,554)
                                                       --------     ---------     ---------
    Future net cash flows............................   140,892       270,974       412,638
    Income taxes.....................................   (34,031)      (59,950)     (102,108)
                                                       --------     ---------     ---------
    Total undiscounted future net cash flows.........   106,861       211,024       310,530
    10% discount factor..............................   (53,110)      (91,475)     (136,480)
                                                       --------     ---------     ---------
    Standardized measure.............................  $ 53,751     $ 119,549     $ 174,050
                                                       ========     =========     =========

  Changes in Standardized Measure

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                       ------------------------------------
                                                         1993         1994          1995
                                                       --------     ---------     ---------
                                                                  (IN THOUSANDS)
    Standardized measure, beginning of year..........  $ 21,608     $  53,751     $ 119,549
    Revisions:
      Prices.........................................      (963)        4,224        (4,100)
      Quantities.....................................    (1,085)        2,240         2,267
      Estimated future development costs.............        --            --        (5,238)
      Accretion of discount..........................     2,161         6,512        15,054
      Income taxes...................................    (6,936)      (19,624)      (24,200)
                                                        -------      --------     ---------
         Net revisions...............................    (6,823)       (6,648)      (16,217)
    Purchases........................................    45,271        84,836        87,741
    Extensions, discoveries and additions............       716         2,402         7,419
    Production.......................................    (6,711)      (14,442)      (22,487)
    Sales............................................      (310)         (350)       (1,955)
                                                        -------      --------     ---------
    Standardized measure, end of year................  $ 53,751     $ 119,549     $ 174,050
                                                        =======      ========     =========

                             LOMAK PETROLEUM, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       DECEMBER 31,   SEPTEMBER 30,
                                                                           1995           1996
                                                                       ------------   -------------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and equivalents...............................................    $  3,047       $   4,880
  Accounts receivable................................................      14,109          14,861
  Marketable securities..............................................         829          13,176
  Inventory and other................................................       1,114           1,696
                                                                         --------        --------
                                                                           19,099          34,613
                                                                         --------        --------
Oil and gas properties, successful efforts method....................     210,073         280,089
  Accumulated depletion, depreciation and amortization...............     (33,371)        (48,025)
                                                                         --------        --------
                                                                          176,702         232,064
                                                                         --------        --------
Gas transportation and field service assets..........................      23,167          22,597
  Accumulated depreciation...........................................      (4,304)         (5,122)
                                                                         --------        --------
                                                                           18,863          17,475
                                                                         --------        --------
                                                                         $214,664       $ 284,152
                                                                         ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................    $  9,084       $  16,752
  Accrued liabilities................................................       5,523           8,817
  Current portion of debt (Note 4)...................................          53              --
                                                                         --------        --------
                                                                           14,660          25,569
                                                                         --------        --------
Long-term debt (Note 4)..............................................      83,035         121,905
Deferred taxes (Note 10).............................................      17,726          23,812
Commitments and contingencies (Note 6)
Stockholders' equity (Notes 7 and 8)
  Preferred stock, $1 par, 4,000,000 shares authorized, 7 1/2%
     convertible preferred, 200,000 issued...........................         200              --
     $2.03 convertible preferred, 1,150,000 issued (liquidation
     preference $28,750,000).........................................       1,150           1,150
  Common Stock, $.01 par, 35,000,000 shares authorized, 13,322,738
     and 14,705,293 issued...........................................         133             147
  Capital in excess of par value.....................................     101,773         109,915
  Retained earnings (deficit)........................................      (4,013)          1,654
                                                                         --------        --------
                                                                           99,243         112,866
                                                                         --------        --------
                                                                         $214,664       $ 284,152
                                                                         ========        ========

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      THREE MONTHS ENDED       NINE MONTHS ENDED
                                                         SEPTEMBER 30,           SEPTEMBER 30,
                                                      -------------------     -------------------
                                                       1995        1996        1995        1996
                                                      -------     -------     -------     -------
                                                          (UNAUDITED)             (UNAUDITED)
Revenues
  Oil and gas sales.................................  $ 8,802     $16,623     $24,135     $49,878
  Field services....................................    2,216       3,638       7,109      10,483
  Gas transportation and marketing..................      817       1,660       2,332       4,137
  Interest and other................................      301         391       1,052       1,102
                                                      -------     -------     -------     -------
                                                       12,136      22,312      34,628      65,600
                                                      -------     -------     -------     -------
Expenses
  Direct operating..................................    3,496       6,103       9,935      18,268
  Field services....................................    1,315       2,671       4,192       7,813
  Gas transportation and marketing..................      206         493         595       1,206
  Exploration.......................................      197         345         473         836
  General and administrative........................      669         960       2,187       2,862
  Interest..........................................    1,423       2,053       3,822       5,563
  Depletion, depreciation and amortization..........    3,704       5,508       9,808      16,589
                                                      -------     -------     -------     -------
                                                       11,010      18,133      31,012      53,137
                                                      -------     -------     -------     -------
Income before taxes.................................    1,126       4,179       3,616      12,463
Income taxes
  Current...........................................       19         120          66         299
  Deferred..........................................      210       1,340         832       4,061
                                                      -------     -------     -------     -------
                                                          229       1,460         898       4,360
                                                      -------     -------     -------     -------
Net income..........................................  $   897     $ 2,719     $ 2,718     $ 8,103
                                                      =======     =======     =======     =======
Earnings per common share...........................  $   .07     $   .14     $   .21     $   .43
                                                      =======     =======     =======     =======
Weighted average shares outstanding.................   12,130      15,158      11,588      14,615
                                                      =======     =======     =======     =======

                            See accompanying notes.

                             LOMAX PETROLEUM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                         ---------------------
                                                                           1995         1996
                                                                         --------     --------
                                                                              (UNAUDITED)
Cash flows from operations:
  Net income...........................................................  $  2,718     $  8,103
  Adjustments to reconcile net income to net cash provided by operations:
     Depletion, depreciation and amortization..........................     9,808       16,589
     Deferred income taxes.............................................       832        4,061
     Changes in working capital net of effects of purchases of
      businesses:
       Accounts receivable.............................................      (768)        (264)
       Marketable securities...........................................      (295)     (12,342)
       Inventory and other.............................................       121         (659)
       Accounts payable................................................    (1,223)       7,703
       Accrued liabilities and payroll and benefit costs...............      (698)       1,868
     Gain on sale of assets and other..................................      (740)        (724)
                                                                         --------     --------
Net cash provided by operations........................................     9,755       24,335
Cash flows from investing:
  Acquisition of businesses, net of cash...............................        --      (13,950)
  Oil and gas properties...............................................   (56,913)     (55,491)
  Additions to gas transportation and field service assets.............    (7,733)        (723)
  Proceeds on sale of assets...........................................     1,770        3,399
                                                                         --------     --------
Net cash used in investing.............................................   (62,876)     (66,765)
Cash flows from financing:
  Proceeds from indebtedness, net of repayments........................    50,671       38,817
  Stock dividends......................................................      (281)      (2,435)
  Proceeds from Common Stock issuance, net of repurchases..............       235        7,881
                                                                         --------     --------
Net cash provided by financing.........................................    50,625       44,263
                                                                         --------     --------
Change in cash.........................................................    (2,496)       1,833
Cash and equivalents at beginning of period............................     4,897        3,047
                                                                         --------     --------
Cash and equivalents at end of period..................................  $  2,401     $  4,880
                                                                         ========     ========

                            See accompanying notes.

                             LOMAK PETROLEUM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  ORGANIZATION

     Lomak Petroleum, Inc. ("Lomak" or the "Company") is an independent oil and gas company engaged in the acquisition, production, development and exploration of oil and gas in the United States. Lomak's core areas of operation are located in the Mid-Continent and Appalachia regions. Since January 1, 1990, the Company has made 68 acquisitions at a total cost of $256 million and $34 million has been expended on development and exploration activities. As a result, proved reserves and production have each grown during this period at a rate in excess of 80% per annum. At December 31, 1995, proved reserves totaled 298 Bcfe, having a pre-tax present value at constant prices of $229 million and a reserve life of nearly 12 years.

     Lomak's acquisition effort is focused on properties with prices of less than $30 million within its core areas of operation. Management believes these purchases are less competitive than those involving larger property interests. To the extent purchases continue to be made primarily within existing core areas, efficiencies in operations, drilling, marketing and administration should be realized. In 1992, Lomak began to exploit its growing inventory of development projects. In 1994, the Company initiated exploration activities. In the future, Lomak expects its growth to be driven by a combination of acquisitions, development and exploration.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying financial statements include the accounts of the Company, all majority owned subsidiaries and its pro rata share of the assets, liabilities, income and expenses of certain oil and gas properties. Temporary investments with an initial maturity of ninety days or less are considered cash equivalents.

  Oil and Gas Properties

     The Company follows the successful efforts method of accounting. Exploratory costs which result in the discovery of reserves and the cost of development wells are capitalized. Geological and geographical costs, delay rentals and costs to drill unsuccessful exploratory wells are expensed. Depletion is provided on the unit-of-production method. Oil is converted to Mcfe at the rate of six Mcf per barrel. The depletion rate per Mcfe produced was $.73 in both the third quarters of 1995 and 1996. Approximately $12.2 million ($11.5 million -- proved undeveloped properties and $.8 million -- unproved acreage) and $21.7 million ($20.6 million proved undeveloped properties and $1.1 million -- unproved acreage) of oil and gas properties were not subject to depletion as of December 31, 1995 and September 30, 1996, respectively. These costs are assessed periodically to determine whether their value has been impaired. If they have, the amount of any impairment is expensed.

  Gas Transportation and Field Service Assets

     The Company owns and operates over 1,900 miles of gas gathering systems in proximity to its principal gas properties. Depreciation of these systems is calculated on the straight-line method based on estimated useful lives ranging from four to fifteen years.

     The Company receives fees for providing field related services. These fees are recognized as earned. Depreciation is calculated on the straight-line method based on estimated useful lives ranging from one to five years, except buildings which are being depreciated over ten to twenty-five years.

     Nature of Business

     The Company operates in an environment with many financial risks, including, but not limited to, the ability to acquire additional economically recoverable oil and gas reserves, the inherent risks of the search for,

                             LOMAK PETROLEUM, INC.

development of and production of oil and gas, the ability to sell oil and gas at prices which will provide attractive rates of return, and the highly competitive nature of the industry and worldwide economic conditions. The Company's ability to expand its reserve base and diversify its operations is also dependent upon the Company's ability to obtain the necessary capital through cash flow, borrowings or equity funds.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Financial Instruments and Hedging Activities

     The following table sets for the book value and estimated fair values of the Company's financial instruments:

                                                DECEMBER 31,               SEPTEMBER 30,
                                                    1995                       1996
                                            ---------------------     -----------------------
                                              BOOK         FAIR         BOOK          FAIR
                                             VALUE        VALUE         VALUE         VALUE
                                            --------     --------     ---------     ---------
                                                             (IN THOUSANDS)
    Cash and equivalents..................  $  3,047     $  3,047     $   4,880     $   4,880
    Marketable securities.................       829        1,020        13,176        13,392
    Senior debt...........................   (83,035)     (83,035)     (121,905)     (121,905)
    Commodity swaps.......................        --           93            --          (129)
    Interest rate swaps...................        --          375            --            88

     The Company's financial instruments include cash and equivalents, accounts receivable, accounts payable and debt obligations. The book value of cash and equivalents, accounts receivable and payable and short term debt are considered to be representative of fair value because of the short maturity of these instruments. The Company believes that the carrying value of its borrowings under its bank credit facility approximates their fair value as they bear interest at rates indexed at LIBOR. The Company's accounts receivable are concentrated in the oil and gas industry. The Company does not view such a concentration as an unusual credit risk.

     A portion of the Company's prices received in crude oil and natural gas sales are periodically hedged against market risks through the use of futures, option or swap contracts. The gains and losses on these instruments are included in the valuation of the production being hedged in the contract month and are included as an adjustment to oil and gas revenue. The company also manages interest rate risk on its credit facility through the use of interest rate swap agreements. Gains and losses on swap agreements are included as an adjustment to interest expenses.

  Marketable Securities

     In 1996, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under Statement No. 115, debt and marketable equity securities are required to be classified in one of three categories: trading, available-for-sale, or held to maturity. The Company's equity securities qualify under the provisions of Statement No. 115 as available-for-sale. Such securities are recorded at fair value, and unrealized holding gains and losses, net of the related tax effect, are not reflected in earnings or as a separate component of stockholders' equity because the amounts are immaterial. A decline in the market value of an available-for-sale security below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security. Realized gains and losses are determined on the specific identification method and are reflected in income.

                             LOMAK PETROLEUM, INC.

  Net Income Per Share

     Net income per share is computed by subtracting preferred dividends from net income and dividing by the weighted average number of common and common equivalent shares outstanding. The calculation of fully diluted earnings per share assumes conversion of convertible securities when the result would be dilutive. Outstanding options and warrants are included in the computation of net income per common share when their effect is dilutive.

  Reclassifications

     Certain reclassifications have been made to prior period presentations to conform with current period classifications.

(3)  ACQUISITIONS

     Since 1990, the Company has acquired over $256 million of oil and gas properties. During 1995, the Company completed $71.1 million of acquisitions. In the first nine months of 1996, acquisitions totaling $56.8 million were completed. The purchases were funded by working capital, advances under a revolving credit facility and the issuance of common and preferred stock. These acquisitions are discussed below.

  1996 Acquisitions

     Mid-Continent

     Bannon Interests. In April 1996, the Company acquired interests in approximately 270 producing wells and 108 proven recompletion and development drilling opportunities for $37.0 million. Also included were 17,300 net undeveloped acres located in east and south Texas.

     The Company purchased incremental interests in approximately 40 properties located in the Laura La Velle Field of east Texas for $.8 million.

     Appalachia

     Eastern Petroleum Company. In January 1996, the Company acquired proven oil and gas reserves and 40 miles of gas gathering lines in Ohio for $13.7 million. In the second quarter of 1996, the Company initiated a program extending purchase offers to other interest owners in these properties. Through September 30, 1996, interests in 61 wells had been purchased for approximately $100,000.

     The Company purchased incremental interests in approximately 440 operated properties in Pennsylvania and Ohio for $5.2 million.

  1995 Acquisitions

     Mid-Continent

     Red Eagle Resources Corporation. In late 1994, the Company acquired effective control of Red Eagle through the purchase of two stockholders' holdings. In early 1995, the remaining stockholders of Red Eagle voted to approve the merger of Red Eagle with a wholly owned subsidiary of the Company in exchange for approximately 2.2 million shares of the Company's Common Stock. The additional equity of Red Eagle acquired in February 1995 was reflected as minority interest on the Company's balance sheet at December 31, 1994. Acquisition costs of approximately $46.5 million were capitalized in regards to this acquisition. Red Eagle's assets included interests in approximately 370 producing wells located primarily in the Okeene Field of Oklahoma's Anadarko Basin. Subsequently, the Company acquired additional interests in 70 Red Eagle wells for $1.7 million.

                             LOMAK PETROLEUM, INC.

     The Company purchased interests in 52 wells in the Caddo and Canadian counties of Oklahoma for $4.8 million. The Company assumed operation of half of these wells.

     Additional interests in properties acquired from Red Eagle in 1994 were purchased for $3.2 million.

     The Company purchased interests in 140 wells located primarily in the Big Lake Area of west Texas and the Laura La Velle Field of east Texas for $2.8 million.

     Appalachia

     Transfuel Interests. In September 1995, the Company acquired proved oil and gas reserves, 1,100 miles of gas gathering lines and 175,000 undeveloped acres of Ohio, Pennsylvania and New York from Transfuel, Inc. for $21 million.

     Parker & Parsley Interests. In August, the Company purchased proved oil and gas reserves, 300 miles of gas gathering lines and 16,400 undeveloped acres in Pennsylvania and West Virginia from Parker & Parsley Petroleum Company for $20.2 million.

  Unaudited Pro Forma Financial Information

     The following table presents unaudited, pro forma operating results as if the transactions had occurred at the beginning of each period presented. The pro forma operating results include the following acquisitions, all of which were accounted for as purchase transactions; (i) the purchase of certain oil and gas properties from a subsidiary of Parker & Parsley Petroleum Co., (ii) the purchase of certain oil and gas properties from Transfuel, Inc., (iii) the purchase of certain oil and gas properties from Bannon Energy Inc. and (iv) the private placement of preferred and Common Stock of the Company and the application of the net proceeds, therefrom.

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                                   -------------------
                                                                    1995        1996
                                                                   -------     -------
        Revenues.................................................  $50,366     $67,303
        Net income...............................................    3,819       8,055
        Earnings per share.......................................      .29         .42

     The pro forma operating results have been prepared for comparative purposes only. They do not purport to present actual results had the acquisitions been made at the beginning of each period presented or to necessarily be indicative of future operations.

(4)  INDEBTEDNESS

     The Company had the following debt outstanding as of the dates shown. Interest rates at September 30, 1996 are shown parenthetically (in thousands):

                                                                              SEPTEMBER 30,
                                                                                  1996
                                                               DECEMBER 31,   -------------
                                                                   1995
                                                               ------------    (UNAUDITED)
        Bank credit facility (6.7%)..........................    $ 83,035       $ 121,905
        Other................................................          53              --
                                                                  -------        --------
                                                                   83,088         121,905
        Less amounts due within one year.....................          53              --
                                                                  -------        --------
                  Long-term debt, net........................    $ 83,035       $ 121,905
                                                                  =======        ========

                             LOMAK PETROLEUM, INC.

     the Company maintains a $250 million revolving bank credit facility. The facility provides for a borrowing base which is subject to semi-annual redeterminations. At November 4, 1996, the borrowing base on the credit facility was $150 million, of which $112 million was outstanding. The facility bears interest at the prime rate or LIBOR plus 0.75% to 1.25% depending upon the percentage of the borrowing base drawn. Interest is payable quarterly and the loan is payable in sixteen quarterly installments beginning February 1, 1999. A commitment fee of 3/8% of the undrawn balance is payable quarterly. It is the Company's policy to extend the term period of the credit facility annually. The weighted average interest rate on these borrowings were 7.5% and 6.7% for the nine months ended September 30, 1995 and 1996, respectively. The weighted average interest rate gives effect to two $20 million interest rate swap arrangements which have the effect of fixing the interest rate on $40 million of the credit facility at a rate of 6.4%. The interest rate swaps will remain in effect through July 1997 and October 1997, respectively, but may be extended at the counterparties' option for two years.

     The debt agreements contain various covenants relating to net worth, working capital maintenance and financial ratio requirements. Interest paid in cash during the nine months ended September 30, 1995 and 1996 totaled $3.5 million and $4.1 million, respectively.

(5)  FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

     The Company uses derivative financial instruments to manage well-defined commodity price and interest rate risks and does not use them for speculative purposes.

     Periodically, the Company enters into futures, option and swap contracts to reduce the effects of fluctuations in crude oil and natural gas prices. At September 30, 1996, the Company had open contracts for oil and gas price swaps of 280,000 barrels and 586,000 Mcfs. These swap contracts are designed to set average prices of $23.09 per barrel and $1.98 per Mcf. While these transactions have no carrying value, their fair value, represented by the estimated amount that would be required to terminate the contracts, was a net cost of approximately $129,000 at September 30, 1996. These contracts expire monthly through March 1997. In October 1996, the Company entered into swap contracts for an additional 250,000 barrels of oil at an average price per barrel of $22.86. These contracts expire monthly through April 1997. The gains or losses on the Company's hedging transactions is determined as the difference between the contract price and a reference price, generally closing prices on the New York Mercantile Exchange. The resulting transaction gains and losses are determined monthly and are included in net income for the contract month as an adjustment to oil and gas revenue. Net gains relating to these derivatives for the nine months ended September 30, 1996 approximated $29,700.

     Interest rate swap agreements, which are used by the Company in the management of interest exposure, is accounted for on an accrual basis. Income and expense resulting from these agreements are recorded in the same category as expense arising from the related liability. Amounts to be paid or received under interest rate swap agreements are recognized as an adjustment to expense in the periods in which they accrue. At September 30, 1996, the Company had $40 million of borrowings subject to two interest rate swap agreements at rates of 5.25% and 5.49% through July 1997 and October 1997, respectively, but may be extended at the counterparties' option for two years. The agreements require that the Company pay the counterparty interest at the above fixed swap rates and requires the counterparty to pay the Company interest at the 30-day LIBOR rate. The closing 30-day LIBOR rate on September 30, 1996 was 5.44%. The fair value of the interest rate swap agreements at September 30, 1996, based upon current quotes for equivalent agreements, amounted to $87,700, which represents the Company's income if the agreements were terminated on this date. In October 1996, the Company entered into a swap arrangement on an additional $20 million of the credit facility at a rate of 5.7%, which will remain in effect through October 1998, but may be extended at the counterparties' option for two years.

     These financial instruments are executed with major financial or commodities institutions which expose the Company to acceptable levels of market and credit risks and may at times be concentrated with certain

                             LOMAK PETROLEUM, INC.

counterparties or groups of counterparties. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated.

(6)  COMMITMENTS AND CONTINGENCIES

     The Company is involved in various legal actions and claims arising in the ordinary course of business. In the opinion of management, such litigation and claims are likely to be resolved without material adverse effect on the Company's financial position.

(7)  EQUITY SECURITIES

     In 1993, $5 million of 7 1/2% cumulative convertible exchangeable preferred stock (the "7 1/2% Preferred Stock") was privately placed. In April and May 1996, the Company exercised it's option and converted the 7 1/2% Preferred Stock into 576,945 shares of Common Stock.

     In November 1995, the Company sold 1,150,000 shares of $2.03 convertible exchangeable preferred stock (the "$2.03 Preferred Stock") for $28.8 million. The $2.03 Preferred Stock is convertible into the Company's Common Stock at a conversion price of $9.50 per share, subject to adjustment in certain events. The $2.03 Preferred Stock is redeemable, at the option of the Company, at any time on or after November 1, 1998, at redemption prices beginning at 105%. At the option of the Company, the $2.03 Preferred Stock is exchangeable for the Company's 8 1/8% convertible subordinated notes due 2005. The notes would be subject to the same redemption and conversion terms as the $2.03 Preferred Stock.

     In December 1995, the Company privately placed 1.2 million shares of its Common Stock for $10.2 million to a state employees retirement plan. In April 1996, the Company privately placed 600,000 shares of its Common Stock to a limited number of institutional investors for approximately $6.9 million. Warrants to acquire 40,000 shares of Common Stock at a price of $7.50 per share were exercised in October 1996. Additionally, warrants to acquire 20,000 shares of Common Stock at a price of $12.88 per share were outstanding at September 30, 1996 and will expire in December 1997.

(8)  STOCK OPTION AND PURCHASE PLAN

     The Company maintains a Stock Option Plan which authorizes the grant of options of up to 2.0 million shares of Common Stock. However, no new options may be granted which would result in their being outstanding aggregate options exceeding 10% of common shares outstanding plus those shares issuable under convertible securities. Under the plan, incentive and non-qualified options may be issued to officers, key employees and consultants. The plan is administered by the Compensation Committee of the Board. All options issued under the plan vest 30% after one year, 60% after two years and 100% after three years. During the nine months ended September 30, 1996, options covering 109,750 shares were exercised at prices ranging from $3.38 to $8.25 per share. At September 30, 1996, options covering a total of 1.2 million shares were outstanding under the plan, of which 504,000 options were exercisable. The exercise prices of the outstanding options range from $3.38 to $10.50.

     In 1994, the stockholders approved the 1994 Outside Directors Stock Option Plan (the "Directors Plan"). Only Directors who are not employees of the Company are eligible under the Directors Plan. The Directors Plan covers a maximum of 200,000 shares. At September 30, 1996, 76,000 options were outstanding under the Directors Plan of which 16,800 were exercisable as of that date. The exercise price of the options ranges from $7.75 to $13.88 per share.

     In 1994, the stockholders approved the 1994 Stock Purchase Plan (the "1994 Plan") which authorizes the sale of up to 500,000 shares of Common Stock to officers, directors, key employees and consultants. Under the Plan, the right to purchase shares at prices ranging from 50% to 85% of market value may be granted. The Company had a 1989 Stock Purchase Plan (the "1989 Plan") which was identical to the 1994 Plan except

                             LOMAK PETROLEUM, INC.

that it covered 333,333 shares. Upon adoption of the 1994 Plan, the 1989 Plan was terminated. The plans are administered by the Compensation Committee of the Board. During the nine months ended September 30, 1996, the Company sold 100,000 unregistered common shares to officers and outside directors. From inception of the 1989 Plan through September 30, 1996, a total of 488,000 unregistered shares had been sold, for a total consideration of approximately $2.8 million at prices equal to 75% of market value at the time of the sale.

(9)  BENEFIT PLAN

     The Company maintains a 401(K) Plan for the benefit of its employees. The Plan permits employees to make contributions on a pre-tax salary reduction basis. The Company makes discretionary contributions to the Plan. Company contributions for 1995 totaled $346,000.

(10)  INCOME TAXES

     In 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes". As permitted by Statement 109, the Company elected not to restate prior year financial statements. As a result of tax basis in excess of the basis on the financial statements at January 1, 1993, the Company estimated deferred tax assets of $2.6 million and deferred tax liabilities of $900,000, for net deferred tax assets of $1.7 million. Due to uncertainty as to the Company's ability to realize the tax benefit, a valuation allowance was established for the full amount of the net deferred tax assets. In 1993 and 1994, income taxes were reduced from the statutory rate of 34% by approximately $.5 million and $.3 million, respectively, through realization of the valuation allowance that was established.

     During 1993, the Company acquired Mark Resources Corporation, in a taxable combination accounted for as a purchase. Deferred tax assets of $3.9 million and a deferred tax liability of $8.1 million were recorded in the transaction. During 1994, the Company acquired Gillring Oil Company and Grand Banks Energy Company, taxable combinations accounted for as purchases. Deferred tax assets of $3.5 million and deferred tax liabilities of $3.4 million were recorded in these transactions. In late 1994, the Company acquired Red Eagle Resources Corporation, a taxable combination accounted for as a purchase. Deferred tax liabilities of $12.3 million and deferred tax assets of $.3 million were recorded in this transaction. In 1996, the Company acquired Eastern Petroleum Company in a taxable combination accounted for as a purchase. A net deferred tax liability of $2.1 million was recorded in the transaction.

     For the nine months ended September 30, 1995 and 1996, the Company made a provision for federal income taxes of $898,000 and $4.4 million, respectively. At September 30, 1996, the Company had available for federal income tax reporting purposes net operating loss carryovers of approximately $16.9 million which are subject to annual limitations as to their utilization and expire between 1996 and 2010. The Company has alternative minimum tax net operating loss carryovers of $11.6 million which are subject to annual limitations as to their utilization and expire from 1996 to 2009. The Company has statutory depletion carryover of approximately $8.2 million and an alternative minimum tax credit carryover of $500,000. The statutory depletion carryover and alternative minimum tax credit carryover are not subject to limitation or expiration.

(11)  MAJOR CUSTOMERS

     The Company markets its oil and gas production on a competitive basis. The type of contract under which gas production is sold varies but can generally be grouped into three categories: (a) life-of-the-well; (b) long-term (1 year or longer); and (c) short-term contracts which may have a primary term of one year, but which are cancelable at either party's discretion in 30-120 days. Approximately 60% of the Company's gas production is currently sold under market sensitive contracts which do not contain floor price provisions. For the nine months ended September 30, 1996, no one customer accounted for 10% or more of the Company's total oil and gas revenues. Management believes that the loss of any one customer would not have a material adverse effect on the operations of the Company. Oil is sold on a basis such that the purchaser can be changed

                             LOMAK PETROLEUM, INC.

on 30 days notice. The price received is generally equal to a posted price set by the major purchasers in the area. Oil is sold on a basis of price and service.

     The Company has currently hedged 88% of its oil production through April 1997. These hedges involve fixed price arrangements and other price arrangements at a variety of prices, floors and caps. Although these hedging activities provide the Company some protection against falling prices, these activities also reduce the potential benefits to the Company of price increases above the levels of the hedges.

(12)  OIL AND GAS ACTIVITIES

     The following summarizes selected information with respect to oil and gas activities (in thousands):

                                                                 DECEMBER 31,     SEPTEMBER 30,
                                                                     1995             1996
                                                                 ------------     -------------
                                                                                   (UNAUDITED)
    Capitalized costs:
      Proved properties........................................    $209,310         $ 279,001
      Unproved properties......................................         763             1,088
                                                                   --------          --------
              Total............................................     210,073           280,089
      Accumulated depletion, depreciation and amortization.....     (33,371)          (48,025)
                                                                   --------          --------
              Net capitalized costs............................    $176,702         $ 232,064
                                                                   ========          ========

                                                                                   NINE MONTHS
                                                                  YEAR ENDED          ENDED
                                                                 DECEMBER 31,     SEPTEMBER 30,
                                                                     1995             1996
                                                                 ------------     -------------
                                                                                   (UNAUDITED)
    Costs incurred:
      Property acquisition.....................................    $ 69,244         $  63,538
      Development..............................................       9,968             8,621
      Exploration..............................................         216               638
                                                                   --------          --------
              Total costs incurred.............................    $ 79,428         $  72,797
                                                                   ========          ========

(13)  RELATED PARTY TRANSACTIONS

     Mr. Edelman, Chairman of the Company, is also an executive officer and shareholder of Snyder Oil Corporation ("SOCO"). At September 30, 1996, Mr. Edelman owned 5.7% of the Company's Common Stock. In 1995, the Company acquired SOCO's interest in certain wells located in Appalachia for $4 million. The price was determined based on arms-length negotiations through a third-party broker retained by SOCO. Subsequent to the transaction, the Company and SOCO no longer hold interests in any of the same properties.

     During 1995, the Company incurred fees of $145,000 to the Hawthorne Company in connection with acquisitions. Mr. Aikman, a director of the Company, is an executive officer and a principal owner of the Hawthorne Company. The fees were consistent with those paid by the Company to third parties for similar services.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Lomak Petroleum, Inc.:

     We have audited the accompanying statements of revenues and direct operating expenses of the American Cometra Interests, as described in Note 1, for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying statements of revenues and direct operating expenses reflect the revenues and direct operating expenses attributable to the American Cometra Interests, as described in Note 1, and are not intended to be a complete presentation of the revenues and expenses of the American Cometra Interests.

     In our opinion, the statements referred to above present fairly the revenues and direct operating expenses of the American Cometra Interests, as described in Note 1, for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Fort Worth, Texas
January 20, 1997

                         THE AMERICAN COMETRA INTERESTS

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

                                                     YEAR ENDED     YEAR ENDED    NINE MONTHS ENDED
                                                    DECEMBER 31,   DECEMBER 31,     SEPTEMBER 30,
                                                        1994           1995             1996
                                                    ------------   ------------   -----------------
Revenues:
  Oil and gas production..........................  $46,808,830    $43,513,982       $42,649,511
  Marketing and gas plant operating activities
     (net)........................................    3,370,500      5,276,900         4,563,600
                                                    -----------    -----------       -----------
       Total revenues.............................   50,179,330     48,790,882        47,213,111
Direct operating expenses.........................   14,447,533     12,727,532        10,309,096
                                                    -----------    -----------       -----------
       Excess of revenues over operating
          expenses................................  $35,731,797    $36,063,350       $36,904,015
                                                    ===========    ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                         THE AMERICAN COMETRA INTERESTS

                      NOTES TO THE STATEMENTS OF REVENUES
                         AND DIRECT OPERATING EXPENSES
1.  GENERAL:

  Organization

     The accompanying statements present the revenues and direct operating expenses of certain working and other interests in oil and gas properties and the Sterling gas plant and related pipeline owned by American Cometra, Inc. (the "American Cometra Interests") which were purchased by Lomak Petroleum, Inc. ("Lomak"). Such financial statements were derived from the historical records of the predecessor owner and represent Lomak's interest.

  Basis of Presentation

     The historical financial statements reflecting financial position, results of operations and cash flows required by generally accepted accounting principles are not presented, as such information is neither readily available on an individual property basis nor meaningful for the American Cometra Interests. During the periods presented, the American Cometra Interests were not accounted for as a separate entity. These statements do not include depreciation, depletion and amortization, general and administrative, interest, federal income tax expenses, or federal income tax credits allowed under Section 29 of the Internal Revenue Code. Accordingly, the accompanying financial statements are not intended to be a complete presentation of the results of operations of the American Cometra Interests in conformity with generally accepted accounting principles.

  Revenue Recognition

     Revenues are recognized when oil and gas production is sold. Direct operating expenses are accrued when services are provided. Netted against marketing and gas plant operating activities is $9,758,300, $7,700,000 and $8,156,900 for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, respectively, relating to costs associated with those activities.

  Use of Estimates

     Management has made a number of estimates and assumptions relating to the reporting of the revenues and direct operating expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.  SALES TO MAJOR CUSTOMERS:

     For the years ended December 31, 1994 and 1995, four purchasers accounted for 33% and 54% of total revenues, respectively. For the nine months ended September 30, 1996, four purchasers accounted for 60% of total revenues.

3.  OIL AND GAS RESERVES INFORMATION (UNAUDITED):

     The estimates of the American Cometra Interests in proved oil and gas reserves, which are located entirely in the United States, are based on evaluations by an independent petroleum engineer, Netherland, Sewell & Associates as of September 30, 1996. These reserves were estimated in accordance with guidelines established by the Securities and Exchange Commission which require that reserve reports be prepared under existing economic and operating conditions with no provision for price escalations except by contractual arrangements. Reserves as of December 31, 1994 and 1995 were derived from the September 30, 1996 reserve estimates after considering production and drilling activities.

     Lomak's management emphasizes that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as future information becomes available.

                         THE AMERICAN COMETRA INTERESTS

                      NOTES TO THE STATEMENTS OF REVENUES
                  AND DIRECT OPERATING EXPENSES -- (CONTINUED)

     The following unaudited table sets forth the estimated proved oil and gas reserve quantities of the American Cometra Interests at December 31, 1994 and 1995 and September 30, 1996:

                                                                     CRUDE OIL    NATURAL GAS
                                                                      (BBLS)        (MCFS)
                                                                     ---------    -----------
                                                                          (IN THOUSANDS)
    PROVED RESERVES:
      Balance, December 31, 1993...................................    10,107       194,508
         Production................................................      (404)      (14,372)
         Purchases.................................................        --         1,294
         Extensions, discoveries, renewals.........................       505        12,683
         Sales.....................................................        --            --
      Balance, December 31, 1994...................................    10,208       194,113
         Production................................................      (626)      (15,212)
         Purchases.................................................        93         1,502
         Extensions, discoveries, renewals.........................        24         9,210
         Sales.....................................................       (14)
      Balance, December 31, 1995...................................     9,685       189,613
         Production................................................      (576)      (11,807)
         Extensions, discoveries, renewals.........................       669        20,379
                                                                        -----       -------
                                                                        9,778       198,185
                                                                        =====       =======
    PROVED DEVELOPED RESERVES:
      Balance, December 31, 1994...................................     5,062        97,269
                                                                        =====       =======
      Balance, December 31, 1995...................................     4,550        93,398
                                                                        =====       =======
      Balance, September 30, 1996..................................     4,643       104,109
                                                                        =====       =======

     The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" (Standardized Measure) is a disclosure requirement under Statement of Financial Accounting Standards No. 69. The Standardized Measure does not purport to present the fair market value of proved oil and gas reserves. This would require consideration of expected future economic and operating conditions, which are not taken into account in calculating the Standardized Measure.

     Future cash inflows were estimated by applying September 30, 1996 prices, adjusted for fixed and determinable escalations to the estimated future production less estimated future production costs based on period-end costs and future development costs. Future net cash inflows were discounted using a 10% annual discount rate to arrive at the Standardized Measure. Future income tax estimates are not included, as the historical tax basis of the properties is not relevant.

                         THE AMERICAN COMETRA INTERESTS

                      NOTES TO THE STATEMENTS OF REVENUES
                  AND DIRECT OPERATING EXPENSES -- (CONTINUED)

     The standardized measure of discounted future net cash flows relating to proved oil and gas properties is as follows:

                                                        AS OF           AS OF            AS OF
                                                     DECEMBER 31,    DECEMBER 31,    SEPTEMBER 30,
                                                         1994            1995            1996
                                                     ------------    ------------    -------------
                                                                    (IN THOUSANDS)
    Future cash inflows............................   $  769,841      $  741,378       $ 736,914
    Future costs:
      Production...................................     (192,086)       (180,713)       (171,482)
      Development..................................      (94,386)        (87,567)        (83,383)
                                                       ---------       ---------       ---------
    Future net cash flows..........................      483,369         473,098         482,049
    Income taxes...................................           --              --              --
                                                       ---------       ---------       ---------
    Undiscounted future net cash flows.............      483,369         473,098         482,049
    10% discount factor............................     (236,628)       (217,624)       (196,261)
                                                       ---------       ---------       ---------
    Standardized measure...........................   $  246,741      $  255,474       $ 285,788
                                                       =========       =========       =========

     Changes in standardized measure of discounted future net cash flows from proved reserve quantities are as follows:

                                                                                      NINE MONTHS
                                                      YEAR ENDED      YEAR ENDED         ENDED
                                                     DECEMBER 31,    DECEMBER 31,    SEPTEMBER 30,
                                                         1994            1995            1996
                                                     ------------    ------------    -------------
                                                                    (IN THOUSANDS)
    Standardized measure, beginning of year........   $  238,067      $  246,741       $ 255,474
    Purchases......................................          627           1,228              --
    Extensions, discoveries, additions.............       17,730          15,051          38,185
    Production.....................................      (33,490)        (32,141)        (33,418)
    Sales..........................................           --             (79)             --
    Accretion of discount..........................       23,807          24,674          25,547
                                                       ---------       ---------       ---------
    Standardized measure, end of year..............   $  246,741      $  255,474       $ 285,788
                                                       =========       =========       =========

                                                        [Lomak Logo]

                                                      4,000,000 SHARES

                                                        COMMON STOCK

                                                         PROSPECTUS

                                                 DEAN WITTER REYNOLDS INC.
                                                  PAINEWEBBER INCORPORATED
                                                     SMITH BARNEY INC.
                                                 A.G. EDWARDS & SONS, INC.
                                                     MCDONALD & COMPANY
                                                      SECURITIES, INC.

                                                                   , 1997

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                 SUBJECT TO COMPLETION, DATED JANUARY 23, 1997
PROSPECTUS
$100,000,000

LOMAK PETROLEUM, INC.

       % SENIOR SUBORDINATED NOTES DUE 2007
                                                          [LOMAK PETROLEUM LOGO]

The    % Senior Subordinated Notes due 2007 (the "Notes") are being offered (the
"Notes Offering") by Lomak Petroleum, Inc., a Delaware corporation ("Lomak" or the "Company"). The Company's payment obligations under the Notes will be jointly, severally and unconditionally guaranteed (the "Guarantees") on a senior subordinated basis by each Subsidiary of the Company and any future Subsidiary of the Company (the "Subsidiary Guarantors").

Interest on the Notes will accrue at the rate of     % per annum and will be
payable semi-annually in arrears on         and         of each year, commencing
on            , 1997. The Notes mature on            , 2007, unless previously
redeemed. The Notes will be subject to redemption at the option of the Company,
in whole or in part, on or after            , 2002, at the redemption prices set
forth herein, plus accrued and unpaid interest, if any, thereon to the applicable redemption date. Upon the occurrence of a Change of Control (as defined), the Company will be required to offer to repurchase all or a portion of each Holder's Notes at an offer price in cash equal to 101% of the aggregate principal amount of such Notes plus accrued and unpaid interest, if any, thereon
to the date of repurchase. Prior to            , 2000, the Company may, at its
option, on any one or more occasions, redeem up to 33 1/3% of the original
aggregate principal amount of the Notes at a redemption price equal to     % of
the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, with all or a portion of the net proceeds of public sales of Common Stock of the Company. See "Description of Notes."

Concurrently with the Notes Offering, the Company is offering 4,000,000 shares of its Common Stock (the "Common Stock Offering" and together with the Notes Offering, the "Offerings") by a separate prospectus. The closing of the Notes Offering and the Common Stock Offering are contingent upon each other. Neither the Notes Offering nor the Common Stock Offering will be completed until after the Cometra Acquisition (as defined herein) has been consummated.

The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to Senior Debt (as defined) of the Company, which will include borrowings under the Credit Facility (as defined herein). As of September 30, 1996, after giving pro forma effect to the Offerings, the application of the proceeds therefrom, as described under "Use of Proceeds," and the consummation of the Cometra Acquisition, the principal amount of Senior Debt outstanding would have been $238 million, which represents borrowings under the Credit Facility (as defined herein). The Company also has $55 million principal amount outstanding of 6% Convertible Subordinated Debentures due 2007, which are expressly subordinated to the Notes.

The Company does not intend to apply for listing of the Notes on any securities exchange or inclusion of the Notes in any automated quotation system.
--------------------------------------------------------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE   FOR A DISCUSSION OF CERTAIN FACTORS THAT
SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.
--------------------------------------------------------------------------------

THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                            PRICE TO                 UNDERWRITING             PROCEEDS TO
                                            PUBLIC(1)                DISCOUNT(2)              COMPANY(1)(3)
---------------------------------------------------------------------------------------------------------------------
  Per Note................................  %                        %                        %
  Total...................................  $                        $                        $
---------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses estimated at $        payable by the Company.
--------------------------------------------------------------------------------

The Notes are offered by Chase Securities Inc., NationsBanc Capital Markets, Inc., Bear, Stearns & Co. Inc. and Credit Suisse First Boston Corporation (together, the "Underwriters"), subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York in book-entry form
through the facilities of The Depository Trust Company on or about            ,
1997.

CHASE SECURITIES INC.
              NATIONSBANC CAPITAL MARKETS, INC.
                               BEAR, STEARNS & CO. INC.
                                        CREDIT SUISSE FIRST BOSTON CORPORATION

            , 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies can be obtained by mail at prescribed rates. Requests for copies should be directed to the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

     The Company has filed with the Commission a Registration Statement on Form S-3 ("Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes being offered by this Prospectus and the Common Stock which is being offered by a separate prospectus. This Prospectus does not contain all the information set forth on the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Notes being offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. All of these documents may be inspected without charge at the offices of the Commission, the addresses of which are set forth above, and copies may be obtained therefrom at prescribed rates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents and information heretofore filed with the Commission by the Company are hereby incorporated by reference into this
Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

          2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

          3. The Company's Current Report on Form 8-K, dated April 19, 1996, and Form 8-K/A, dated May 31, 1996.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Notes Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Lomak Petroleum, Inc., 500 Throckmorton Street, Fort Worth, Texas 76102, Attn: Corporate Secretary, Telephone No. (817) 870-2601.

                                  THE OFFERING

ISSUER........................   Lomak Petroleum, Inc.

SECURITIES OFFERED............   $100 million aggregate principal amount
                                 of     % Senior Subordinated Notes due 2007.

MATURITY......................                    , 2007.

INTEREST PAYMENT DATES........               and             of each year,
                                 commencing on                  , 1997.

MANDATORY REDEMPTION..........   None.

OPTIONAL REDEMPTION...........   Except as otherwise described below, the Notes
                                 will not be redeemable at the Company's option
                                 prior to             , 2002. Thereafter, the
                                 Notes will be subject to redemption at the
                                 option of the Company, in whole or in part, at
                                 the redemption prices set forth herein, plus
                                 accrued and unpaid interest thereon to the
                                 applicable redemption date. In addition, prior
                                 to             , 2000, the Company may, at its
                                 option, on any one or more occasions, redeem up
                                 to 33 1/3% of the original principal amount of
                                 the Notes at a redemption price equal to   % of
                                 the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with all or a portion of the net proceeds of public sales of Common Stock of the Company;
                                 provided that at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding immediately after the occurrence of such redemption. See "Description of the Notes -- Optional Redemption."

CHANGE OF CONTROL.............   Upon the occurrence of a Change of Control, the
                                 Company will generally be required to offer to repurchase all or a portion of each Holder's
                                 Notes, at an offer price in cash equal to 101% of the aggregate principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of repurchase, and to repurchase all Notes tendered pursuant to such offer. The Credit Facility will prohibit the Company from repurchasing any Notes pursuant to a Change of Control offer prior to the repayment in full of the Senior Debt under the Credit Facility. Therefore, if a Change of
                                 Control were to occur, there can be no
                                 assurance that the Company or the Subsidiary
                                 Guarantors will have the financial resources or be permitted under the terms of their indebtedness to repurchase the Notes. If any Event of Default (as defined) occurs, the applicable trustee or holders of at least 25% in principal amount of the applicable Notes then outstanding may declare the principal of and the accrued and unpaid interest on such Notes to be due and payable immediately.
                                 However, such repayment would be subject to certain subordination provisions in the
                                 Indenture. See "Risk Factors-Risks Relating to a Change of Control" and "Description of the Notes--Subordination" and "--Repurchase at the
                                 Option of Holders--Change of Control," and "--Events of Default and Remedies."

RANKING.......................   The Notes will be general, unsecured
                                 obligations of the Company, will be
                                 subordinated in right of payment to Senior Debt of the Company, which includes borrowings under the Credit Facility and any other permitted indebtedness which does not expressly provide that it is on a parity with or subordinated in right of payment to the Notes. The claims of the holders of the Notes will be subordinated to Senior Debt, which, as of September 30, 1996, on a pro forma basis after giving effect to the Offerings and the application of the proceeds therefrom, would have been approximately $238 million, which represents borrowings under the Credit Facility. See
                                 "Capitalization," "Description of the
                                 Notes-Subordination" and "Description of
                                 Capital Stock and Indebtedness--Credit
                                 Facility."

SUBSIDIARY GUARANTEES.........   The Company's payment obligations under the
                                 Notes will be jointly, severally and
                                 unconditionally guaranteed on a senior
                                 subordinated basis (the "Guarantees") by each Subsidiary of the Company and any future
                                 Subsidiary of the Company. The Guarantees will be subordinated to Senior Debt of the Subsidiary Guarantors to the same extent and in the same manner as the Notes are subordinated to Senior Debt. See "Description of the Notes-
                                 Guarantees" and "Description of Capital Stock and Indebtedness -- Credit Facility."

CERTAIN COVENANTS.............   The Notes will be issued pursuant to an
                                 indenture (the "Indenture") containing certain covenants that will, among other things, limit the ability of the Company and its Subsidiaries to incur additional indebtedness and issue
                                 Disqualified Stock, pay dividends, make
                                 distributions, make investments, make certain other Restricted Payments, enter into certain transactions with affiliates, dispose of certain assets, incur liens securing
                                 Indebtedness (as defined) of any kind (other than Permitted Liens, as defined) and engage in mergers and consolidations. See "Description of the Notes--Certain Covenants."

USE OF PROCEEDS...............   The Company will use the proceeds of the Notes
                                 Offering and the Common Stock Offering to repay a portion of the indebtedness incurred to fund the purchase price for the Cometra Properties.
                                 See "Use of Proceeds."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Notes offered hereby, including information regarding the Company's highly leveraged capital structure, the uncertainty of oil and gas prices and certain risks associated with an investment in the Notes offered hereby.

[NOTE: THESE RISK FACTORS SUPPLEMENT THE RISK FACTORS CONTAINED IN THE COMMON STOCK PROSPECTUS.]

SUBORDINATION OF NOTES

     The Notes will be subordinated in right of payment to all existing and future Senior Debt of the Company, including borrowings under the Credit Facility. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes outstanding. The aggregate principal amount of Senior Debt of the Company, as of September 30, 1996, would have been $238 million on a pro forma basis. Additional Senior Debt may be incurred by the Company from time to time, subject to certain restrictions. In addition to being subordinated to all existing and future Senior Debt of the Company, the Notes will not be secured by any of the Company's assets, unlike the borrowings under the Credit Facility. See "Description of Notes--Subordination."

FRAUDULENT CONVEYANCE

     The incurrence of indebtedness (such as the Notes) in connection with the financing and refinancing of the Cometra Acquisition is subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of other creditors of the Company. The Company's obligations under the Notes will be guaranteed on a senior subordinated basis by its subsidiaries. To the extent that a court were to find that (x) the Notes or a Subsidiary Guarantee was incurred with the intent to hinder, delay or defraud any present or future creditor or that the Company or such Subsidiary Guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or
(y) the Company or a Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing the Notes or Subsidiary Guarantee and, at the time thereof, the Company or such Subsidiary Guarantor (i) was insolvent or rendered insolvent by reason of the issuance of the Notes or the Subsidiary Guarantee, (ii) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, a court could avoid or subordinate the Notes or Subsidiary Guarantee in favor of other creditors. Among other things, a legal challenge of the Subsidiary Guarantee issued by such Subsidiary Guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by such Subsidiary Guarantor as a result of the issuance by the Company of the Notes. To the extent the Subsidiary Guarantee issued by a Subsidiary Guarantor is voided as a fraudulent conveyance or held unenforceable for any other reason, the Holders of the Notes would cease to have any claim in respect of such Subsidiary Guarantor and would be creditors solely of the Company and any other Subsidiary Guarantors.

     On the basis of historical financial information, recent operating history as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information currently available to it, the Company believes that the Notes and the Subsidiary Guarantees issued concurrently with the issuance of the Notes are being incurred for proper purposes and in good faith and that, after giving effect to Indebtedness incurred in connection with the issuance of the Notes and the issuance of the Subsidiary Guarantees, the Company and the Subsidiary Guarantors are solvent, will have sufficient capital for carrying on their respective businesses and will be able to pay their debts as such debts become absolute and mature. There can be no assurance, however, that a court passing on such questions would reach the same conclusions.

ABSENCE OF A PUBLIC MARKET FOR NOTES

     There is no existing market for the Notes and, although the Underwriters have advised the Company that they currently intend to make a market in the Notes, the Underwriters are not obligated to do so and may discontinue such market making at any time. The Company does not intend to apply for listing of the Notes on a securities exchange or to seek approval for quotation through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of the Notes Offering or, if developed, that such market will be sustained or as to the liquidity of any market. The initial offering price of the Notes will be determined through negotiations between the Company and the Underwriters, and may bear no relationship to the market price of the Notes after the Notes Offering. Factors such as quarterly or cyclical variations in the Company's financial results, variations in interest rates, future announcements concerning the Company or its competitors, government regulation, general economic and other conditions and developments affecting the oil and gas industry could cause the market price of the Notes to fluctuate substantially.

RISKS RELATING TO A CHANGE OF CONTROL

     Upon a Change of Control (as defined herein), holders of the Notes will have the right to require the Company to repurchase all or any part of such holders' Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The events that constitute a Change of Control hereunder would constitute a default under the Credit Facility, which prohibits the purchase of the Notes by the Company in the event of certain Change of Control events unless and until such time as the Company's indebtedness under the Credit Facility is repaid in full. There can be no assurance that the Company and the Subsidiary Guarantors would have sufficient financial resources available to satisfy all of its or their obligations under the Credit Facility and the Notes in the event of a Change of Control. The Company's failure to purchase the Notes would result in a default under the Indenture and under the Credit Facility, each of which could have adverse consequences for the Company and the holders of the Notes. See "Description of Capital Stock and Indebtedness" and "Description of the Notes
-- Repurchase at the Option of Holders -- Change of Control." The definition of "Change of Control" in the Indenture includes a sale, lease, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole to a person or group of persons. There is little case law interpreting the phrase "all or substantially all" in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of the Notes to require the Company to repurchase such Notes as a result of a sale, lease, conveyance or transfer of all or substantially all of the Company's assets to a person or group of persons may be uncertain.

                                USE OF PROCEEDS

     The net proceeds of the Notes Offering are estimated to be approximately $96.7 million and the net proceeds of the Common Stock Offering are estimated to be approximately $79.3 million (assuming an offering of $21 per share), after deducting underwriting discounts and estimated expenses. The Company intends to use all of such net proceeds to repay certain indebtedness incurred under the Credit Facility to fund a portion of the cash purchase price for the Cometra Properties. See "Cometra Acquisition." As of December 31, 1996, indebtedness under the Credit Facility, which expires in January, 2002, had a weighted average interest rate of 6.7%. For additional information with respect to the interest rates, maturity and covenants related to the Credit Facility, see "Description of Capital Stock and Indebtedness -- Credit Facility."

                            DESCRIPTION OF THE NOTES

GENERAL

     The Senior Subordinated Notes (the "Notes") will be issued pursuant to an Indenture (the "Indenture") among the Company, the Subsidiary Guarantors and
                         , as trustee (the "Trustee"). Copies of the Indenture
are filed as exhibits to the Registration Statement of which this Prospectus forms a part and will be made available to prospective purchasers of the Notes upon request. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Notes are subject to all such terms, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to Senior Debt. The Notes will be guaranteed on a senior subordinated basis by each of the Subsidiaries of the Company and any future Subsidiary of the Company. The obligations of the Subsidiary Guarantors under the Guarantees will be general unsecured obligations of each of the Subsidiary Guarantors and will be subordinated in right of payment to all obligations of the Subsidiary Guarantors in respect of Senior Debt. See "-- Guarantees" and "Risk Factors -- Subordination."

     For purposes of this section, the term "Company" means Lomak Petroleum, Inc.

SUBORDINATION

     The payment of principal of, premium, if any, and interest on the Notes and any other payment obligations of the Company in respect of the Notes (including any obligation to repurchase the Notes) will be subordinated in certain circumstances in right of payment, as set forth in the Indenture, to the prior payment in full in cash of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any payment or distribution of property or securities to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, or in an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not a claim for such interest would be allowed in a proceeding) before the Holders of the Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the Holders of the Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of the Notes may receive payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance").

     The Company also may not make any payment (whether by redemption, purchase, retirement defeasance or otherwise) upon or in respect of the Notes (except from the trust described under "-- Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits, or with the giving of notice or passage of time or both (unless cured or waived) will permit, holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Cash payments on the Notes shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 90 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated or a default of the type described in clause (ix) under the caption "Events of

Default" has occurred and is continuing. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the date of commencement of the payment blockage period resulting from the immediately prior Payment Blockage Notice. No nonpayment default in respect of Designated Senior Debt that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

     The Indenture will further require that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency of the Company, Holders of the Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. On a pro forma basis, after giving effect to the Cometra Acquisition, the related financing transactions and the application of the proceeds therefrom, the principal amount of Senior Debt outstanding at September 30, 1996 would have been approximately $ million, which includes $ million of borrowings under the Credit Agreement. See "Description of Capital Stock and Indebtedness." The Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Subsidiaries can incur. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock."

GUARANTEES

     The Company's payment obligations under the Notes will be jointly, severally and unconditionally guaranteed (the "Guarantees") by each Subsidiary of the Company and any future Subsidiary of the Company. The Guarantees will be subordinated to Indebtedness of the Subsidiary Guarantors to the same extent and in the same manner as the Notes are subordinated to the Senior Debt. Each Guarantee by a Subsidiary Guarantor will be limited in an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering such Guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting rights of creditors generally.

     The Indenture will provide that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person whether or not affiliated with such Subsidiary Guarantor, unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee in respect of the Notes, the Indenture and the Guarantees; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) such transaction does not violate any of the covenants described under the heading "-- Certain Covenants."

     The Indenture will provide that in the event of a sale or other disposition of all or substantially all of the assets of a Subsidiary Guarantor to a third party in a transaction that does not violate any of the covenants in the Indenture, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of a Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the Person acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor) will be released from and relieved of any obligations under its Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the covenant described under the caption "-- Repurchase at the Option of Holders -- Asset Sales."

PRINCIPAL, MATURITY AND INTEREST

     The Notes will be limited in aggregate principal amount to $100.00 million
and will mature on             , 2007. Interest on the Notes will accrue at the
rate of  % per annum and will be payable semi-annually in arrears
on          -          and          -          of each year, commencing on
            , 1997, to Holders of the Notes of record on the immediately
preceding        and        . Interest on the

Notes will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from the date of original issuance.

     Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the applicable register of Holders of the Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be fully registered as to principal and interest in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

OPTIONAL REDEMPTION

     Except as otherwise described below, the Notes will not be redeemable at
the Company's option prior to             , 2002. Thereafter, the Notes will be
subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during
the twelve-month period beginning on             of the years indicated below:

                    YEAR                       PERCENTAGE
                    ----                       ----------
2002.........................................        %
2003.........................................        %
2004.........................................        %
2005 and thereafter..........................     100%

     Prior to             , 2000, the Company may, at its option, on any one or
more occasions, redeem up to 33 1/3% of the original aggregate principal amount
of the Notes at a redemption price equal to   % of the principal amount thereof,
plus accrued and unpaid interest, if any, thereon to the redemption date, with all or a portion of the net proceeds of public sales of Common Stock of the Company; provided that at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 60 days of the date of the closing of the related sale of Common Stock of the Company.

SELECTION AND NOTICE

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if such Notes are not so listed, on a pro rata basis, by lot or by such method as such Trustee shall deem fair and appropriate; provided that no Note of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of the Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on the Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     Except as set forth below under "-- Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder of the Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount of the Notes plus accrued and unpaid interest, if any, thereon to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company will (i) mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offer to repurchase the Notes pursuant to the procedures required by the Indenture and described in such notice and (ii)
(a) offer to repay in full all Obligations under the Credit Agreement and to repay in full all Obligations of each lender who has accepted such offer or (b) obtain the requisite consent under the Credit Agreement to permit the purchase of the Notes as described herein. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all the Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the relevant Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of such Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of the Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of the Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The Company will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of the Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, engage in an Asset Sale unless (i) the Company or the Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee, which determination shall be conclusive evidence of compliance with this provision) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 85% of the consideration therefor received by the Company or such Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet), of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Subsidiary from further liability and (y) any non-cash consideration received by the Company or any such Subsidiary from such transferee that is converted by the Company or such Subsidiary into cash within 180 days of closing such Asset Sale, shall be deemed to be cash for purposes of this provision (to the extent of the cash received).

     Within 180 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to reduce Senior Debt or (b) to acquire a controlling interest in another Oil and Gas Business, to make capital expenditures in respect of the Company's or its Subsidiaries' Oil and Gas Business, or to purchase long-term assets that are used or useful in the Oil and Gas Business. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Debt that is revolving debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied as provided in the first sentence of this paragraph will (after the expiration of the periods specified in this paragraph) be deemed to constitute "Excess Proceeds."

     When the aggregate amount of Excess Proceeds exceeds $5 million, the Company will be required to make an offer to all Holders of the Notes and, to the extent required by the terms thereof, to all holders or lenders of Pari Passu Indebtedness (an "Asset Sale Offer") to purchase the maximum principal amount of the Notes and any such Pari Passu Indebtedness to which the Asset Sale Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Indebtedness, as applicable. To the extent that the aggregate principal amount of the Notes and Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of the Notes surrendered by Holders thereof and other Pari Passu Indebtedness surrendered by holders or lenders thereof, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Indebtedness to be purchased on a pro rata basis, based on the aggregate principal amount thereof surrendered in such Asset Sale Offer. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

     The Credit Agreement may prohibit the Company from purchasing any Notes and also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale Offer occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company may remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of the Notes.

CERTAIN COVENANTS

  Restricted Payments

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) to the direct or indirect holders of the Company's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent or other Affiliate of the Company that is not a Subsidiary of the Company; (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except at final maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2), (3), (5), (6) and (7) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the net proceeds of such sale, liquidation or repayment and (B) the initial amount of such Restricted Investment, provided, however, that the foregoing provisions of this paragraph (c) will not prohibit Restricted Payments in an aggregate amount not to exceed $10 million.

     The foregoing provisions will not prohibit (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (2) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (3) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of subordinated Permitted Refinancing Debt or the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (4) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any of the Company's (or any of its Subsidiaries') employees pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the Indenture; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1 million in any twelve-month period; and provided further that no Default or Event of Default shall have occurred and be continuing immediately after such transaction; (5) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; (6) the redemption of the Company's 6% Convertible Subordinated Debentures Due February 1, 2007; provided that the average closing price of the Company's common stock for the 30 trading days prior to the date of such redemption is greater than 120% of the conversion price and (7) conversion of the Company's $2.03 Convertible Preferred Stock in accordance with its terms.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (as determined in good faith by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee, which determination shall be conclusive evidence of compliance with this provision) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or the applicable Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than five days after the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed.

  Incurrence of Indebtedness and Issuance of Disqualified Stock

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if:

          (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.5 to 1, determined on a pro forma basis as set forth in the definition of Fixed Charge Coverage Ratio; and

          (ii) no Default or Event of Default shall have occurred and be continuing at the time such additional Indebtedness is incurred or such Disqualified Stock is issued or would occur as a consequence of the incurrence of the additional Indebtedness or the issuance of the Disqualified Stock.

     Notwithstanding the foregoing, the Indenture will not prohibit any of the following (collectively, "Permitted Indebtedness"): (a) the Indebtedness evidenced by the Notes; (b) the incurrence by the Company of Indebtedness pursuant to Credit Facilities, so long as the aggregate principal amount of all Indebtedness outstanding under all Credit Facilities does not, at any one time, exceed the lesser of (i) $500 million (or, if there is any permanent reduction in the aggregate principal amount permitted to be borrowed under the Credit Agreement, such lesser aggregate principal amount) and (ii) the Borrowing Base;
(c) the guarantee by any Subsidiary Guarantor of any Indebtedness that is permitted by the Indenture to be incurred by the Company; (d) all Indebtedness of the Company and its Subsidiaries in existence as of the date of the Indenture after giving effect to the Cometra Acquisition, the related financing transactions and the application of the proceeds thereof; (e) intercompany Indebtedness between or among the Company and any of its Wholly Owned Subsidiaries; provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinate to the payment in full of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be; (f) Indebtedness in connection with one or more standby letters of credit, guarantees, performance bonds or other reimbursement obligations, in each case, issued in the ordinary course of business and not in connection with the borrowing of money or the obtaining of advances or credit (other than advances or credit on open account, includible in current liabilities, for goods and services in the ordinary course of business and on terms and conditions which are customary in the Oil and Gas Business, and other than the extension of credit represented by such letter of credit, guarantee or performance bond itself), not to exceed in the aggregate at any given time 5% of Total Assets; (g) Indebtedness under Interest Rate Hedging Agreements entered into for the purpose of limiting interest rate risks, provided that the obligations under such agreements are related to payment obligations on Indebtedness otherwise permitted by the terms of this covenant and that the aggregate notional principal amount of such agreements does not exceed the principal amount of the Indebtedness to which such agreements relate; (h) Indebtedness under Oil and Gas Hedging Contracts, provided that such contracts were entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business of the Company and its Subsidiaries; (i) the incurrence by the Company of Indebtedness not otherwise permitted to be incurred pursuant to this paragraph, provided that the aggregate principal amount of all Indebtedness incurred pursuant to this clause (i), together with all Permitted Refinancing Debt incurred pursuant to clause (j) of this paragraph in respect of Indebtedness previously incurred pursuant to this clause (i), does not exceed $[ ] million at any one time outstanding; (j) Permitted Refinancing Debt incurred in exchange for, or the net proceeds of which are used to refinance, extend, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred (including Indebtedness previously incurred pursuant to this clause (j)); (k) accounts payable or other obligations of the Company or any Subsidiary to trade creditors created or assumed by the Company or such Subsidiary in the ordinary course of business in connection with the obtaining of goods or services; (l) Indebtedness consisting of obligations in respect of purchase price adjustments, guarantees or indemnities in connection with the acquisition or disposition of assets; and (m) production imbalances that do not, at any one time outstanding, exceed 2% of the Total Assets of the Company.

  No Layering

     The Indenture will provide that (i) the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes and (ii) the Subsidiary Guarantors will not directly or indirectly incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any guarantees issued in respect of Senior Debt and senior in any respect in right of payment to the Guarantees, provided, however, that the foregoing limitations will not apply to distinctions between categories of Indebtedness that exist by reason of any Liens arising or created in respect of some but not all such Indebtedness.

  Liens

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien securing Indebtedness of any kind (other than Permitted Liens) upon any of its property or assets, now owned or hereafter acquired.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(x) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (y) pay any indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) the Credit Agreement as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof or any other Credit Facility, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or other Credit Facilities are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Credit Agreement as in effect on the date of the Indenture, (b) the Indenture and the Notes, (c) applicable law, (d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except, in the case of Indebtedness, to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (e) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (f) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, or (g) Permitted Refinancing Debt, provided that the restrictions contained in the agreements governing such Permitted Refinancing Debt are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

  Merger, Consolidation, or Sale of Assets

     The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person, and the Company may not permit any of its Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions would, in the aggregate, result in a sale, assignment, transfer, lease, conveyance, or other disposition of all or substantially all of the properties or assets of the Company to another Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (the "Surviving Entity") is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Surviving Entity (if the Company is not the continuing obligor under the Indenture) assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately before and after giving effect to such transaction or series of transactions no Default or Event of Default exists;
(iv) immediately after giving effect to such transaction or a series of transactions on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company and its Subsidiaries which becomes the obligation of the Company or any of its Subsidiaries as a result of such transaction or series of transactions as having been incurred at the time of such transaction or series of transactions), the Consolidated Net Worth of the Company and its Subsidiaries or the Surviving Entity (if the Company is not the continuing obligor under the Indenture) is equal to or greater than the Consolidated Net Worth of the Company and its Subsidiaries immediately prior to such transaction or series of transactions and (v) the Company or the Surviving Entity (if the Company is not the continuing obligor under the Indenture) will, at the time of such transaction or series of transactions and after giving pro forma effect thereto as if such transaction or series of transactions had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Disqualified Stock."

  Transactions with Affiliates

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any of its Affiliates (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above, (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved in good faith by a majority of the members of the Board of Directors who are disinterested with respect to such Affiliate Transaction, which resolution shall be conclusive evidence of compliance with this provision, and (c) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal, engineering or investment banking firm of national standing; provided that the following shall not be deemed Affiliate Transactions: (1) transactions contemplated by any employment agreement or other compensation plan or arrangement entered into by the Company or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Subsidiary, (2) transactions between or among the Company and/or its Subsidiaries, (3) Restricted Payments and Permitted Investments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments," and (4) the transactions described in this Prospectus under the caption "Certain Transactions".

  Additional Subsidiary Guarantees

     The Indenture will provide that if the Company or any of its Subsidiaries shall acquire or create another Subsidiary after the date of the Indenture, then such newly acquired or created Subsidiary will be required to execute a Guarantee and deliver an opinion of counsel, in accordance with the terms of the Indenture.

  Business Activities

     The Company will not, and will not permit any Subsidiary to, engage in any material respect in any business other than the Oil and Gas Business.

  Commission Reports

     Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act the Company will file with the Commission and provide, within 15 days after such filing, the Trustee and Holders and prospective Holders (upon request) with the annual reports and the information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. In the event that the Company is not permitted to file such reports, documents and information with the Commission, the Company will provide substantially similar information to the Trustee, the Holders, and prospective Holders (upon request) as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. The Company also will comply with the other provisions of Section 314(a) of the Trust Indenture Act.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture will provide that each of the following constitutes an Event of Default: (i) a default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) a default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) the failure by the Company to comply with its obligations under "Certain Covenants -- Merger, Consolidation or Sale of Assets" above; (iv) the failure by the Company for 30 days after notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with the provisions described under the captions "Repurchase at the Option of Holders and "Certain Covenants" other than the provisions described under "-- Merger, Consolidation or Sale of Assets"; (v) failure by the Company for 60 days after notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes; (vi) except as permitted by the Indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or a Subsidiary Guarantor, or any Person acting on behalf of such Subsidiary Guarantor, shall deny or disaffirm its obligations under its Guarantee; (vii) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there is then existing a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more; (viii) the failure by the Company or any of its Subsidiaries to pay final, non-appealable judgments aggregating in excess of $5.0 million, which judgments remain unpaid or discharged for a period of 60 days; and (ix) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding may declare the principal of and accrued but unpaid interest on such Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within five business days of becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of such outstanding Notes to receive payments in respect of the principal of, premium, if any, interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to such Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or

(B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit: (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Notes over the other creditors of the Company, or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing default or compliance with any provision of such Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of the Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a recision of acceleration of the Notes by the Holders of at least a majority in principal amount of such Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of the Notes to receive payments of principal of or premium, if any, or interest on the Notes or (vii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article [ ] of the Indenture (which relate to subordination) will require the consent of the Holders of at least 66 2/3% in principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of such Notes. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Debt then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consents to such change.

     Notwithstanding the foregoing, without the consent of any Holder of the Notes the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to such Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition (but excluding the creation of a Lien) of any assets including, without limitation, by way of a sale and leaseback (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption "-- Certain Covenants -- Merger, Consolidation, or Sale of Assets" and not by the provisions described above under "-- Repurchase at the Option of Holders -- Asset Sales"), and (ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $2 million or (b) for net proceeds in excess of $2 million. Notwithstanding the foregoing, the following shall not be deemed to be Asset Sales: (i) a transfer of assets by the Company to a Wholly Owned Subsidiary of the Company or by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, (ii) an issuance of Equity Interests by a Wholly Owned Subsidiary of the Company to the Company or to another Wholly Owned Subsidiary of the Company, (iii) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments," (iv) the abandonment, farm-out, lease or sublease of undeveloped oil and gas properties in the ordinary course of business, (v) the trade or exchange by the Company or any Subsidiary of the Company of any oil and gas property owned or held by the Company or such Subsidiary for any oil and gas property owned or held by another Person, which the Board of Directors of the Company determine in good faith to be of approximately equivalent value or (vi) the sale or transfer of hydrocarbons or other mineral products or surplus or obsolete equipment in the ordinary course of business.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Borrowing Base" means, as of any date, the aggregate amount of borrowing availability as of such date under all Credit Facilities that determine availability on the basis of a borrowing base or other asset-based calculation.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause
(iii) above and (v) commercial paper having a rating of at least Pl from Moody's Investors Service, Inc. (or its successor) and a rating of at least Al from Standard & Poor's Ratings Group (or its successor).

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any

"person" or group of related "persons" (a "Group") (as such terms are used in Section 13(d)(3) of the Exchange Act), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any purchase, sale, acquisition, disposition, merger or consolidation) the result of which is that any "person" (as defined above) or Group becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) of more than 35% of the aggregate voting power of all classes of Capital Stock of the Company having the right to elect directors under ordinary circumstances or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     "Commission" means the Securities and Exchange Commission.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss, plus any net loss realized in connection with an Asset Sale (together with any related provision for taxes), to the extent such losses were included in computing such Consolidated Net Income, plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers' acceptance financings, and net payments (if any) pursuant to Interest Rate Hedging Agreements), to the extent that any such expense was included in computing such Consolidated Net Income, plus (iv) depreciation, depletion and amortization expenses (including amortization of goodwill and other intangibles) for such Person and its Subsidiaries for such period to the extent that such depreciation, depletion and amortization expenses were included in computing such Consolidated Net Income, plus (v) exploration expenses for such Person and its Restricted Subsidiaries for such period to the extent such exploration expenses were included in computing such Consolidated Net Income, plus (vi) other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such other non-cash charges were included in computing such Consolidated Net Income, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation, depletion and amortization and other non-cash charges and expenses of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending prior to the taking of any action for the purpose of which the determination is being made and for which financial statements are available (but in no event ending more than 135 days prior to the taking of such action), as (i) the par or stated value of all outstanding Capital Stock of the Company, plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of original issuance of the Notes or (ii) was nominated for election or elected to such Board of Directors with the approval of (x) two-thirds of the Continuing Directors who were members of such Board at the time of such nomination or election or (y) two-thirds of those Directors who were previously approved by Continuing Directors.

     "Credit Agreement" means that certain Credit Agreement, dated as of
          , 1997, by and among the Company, the Subsidiaries, BankOne, as administrative agent and as a lender, The Chase Manhattan Bank, as syndication agent and as a lender, NationsBank, as documentation agent and as a lender, and certain banks, financial institutions and other entities, as lenders, providing for up to $400 million of Indebtedness, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time, whether or not with the same lenders or agents.

     "Credit Facilities" means, with respect to the Company, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, production payments, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time. Indebtedness under Credit Facilities outstanding on the date on which the Notes are first issued and authenticated under the Indenture (after giving effect to the use of proceeds thereof) shall be deemed to have been incurred on such date in reliance on the exception provided by clause (b) of the definition of Permitted Indebtedness.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Debt" means (i) the Credit Agreement and (ii) any other Senior Debt permitted under the Indenture the principal amount of which is $25 million or more and that has been designated by the Company as "Designated Senior Debt."

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.

     "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Fixed Charges" means, with respect to any Person for any period, the sum of (i) the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Interest Rate Hedging Agreements) and (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or any of its Subsidiaries or secured by a Lien on assets of such Person or any of its Subsidiaries (whether or not such guarantee or Lien is called upon) and (iv) the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person or any of its Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date (including, without limitation, any acquisition to occur on the Calculation Date) shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, (ii) the net proceeds of Indebtedness incurred or Disqualified Stock issued by the Company pursuant to the first paragraph of the covenant described under the caption
"-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock" during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have been received by the Company on the first day of the four-quarter reference period and applied to its intended use on such date, (iii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iv) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Indebtedness" means, with respect to any Person, without duplication, (a) any indebtedness of such Person, whether or not contingent, (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) evidenced by letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances, (iv) representing Capital Lease Obligations, (v) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, (vi) representing any obligations in respect of Interest Rate Hedging Agreements or Oil and Gas Hedging Contracts, and (vii) in respect of any Production Payment, (b) all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person), (c) obligations of such Person in respect of production imbalances, (d) Attributable Debt of such Person, and (e) to the extent not otherwise included in the foregoing, the guarantee by such Person of any indebtedness of any other Person, provided that the indebtedness described in clauses (a)(i), (ii), (iv) and (v) shall be included in this definition of Indebtedness only if, and to the extent that, the indebtedness described in such clauses would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP.

     "Interest Rate Hedging Agreements" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations, but excluding trade credit and other ordinary course advances customarily made in the oil and gas industry), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that the following shall not constitute
Investments: (i) an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company, (ii) Interest Rate Hedging Agreements entered into in accordance with the limitations set forth in clause (h) of the second paragraph of the covenant described under the caption "-- Certain Covenants -- Incurrence (g) of Indebtedness and Issuance of Disqualified Stock" and (iii) Oil and Gas Hedging Agreements entered into in accordance with the limitations set forth in clause
(h) of the second paragraph of the covenant described under the caption
"-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock." If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and
(ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, but excluding cash amounts placed in escrow, until such amounts are released to the Company), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under any Credit Facility) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and any reserve established for future liabilities.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Oil and Gas Business" means (i) the acquisition, exploration, development, operation and disposition of interests in oil, gas and other hydrocarbon properties, (ii) the gathering, marketing, treating, processing, storage, selling and transporting of any production from such interests or properties,
(iii) any business relating to exploration for or development, production, treatment, processing, storage, transportation or marketing of oil, gas and other minerals and products produced in association therewith and (iv) any activity that is ancillary to or necessary or appropriate for the activities described in clauses (i) through (iii) of this definition.

     "Oil and Gas Hedging Contracts" means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against oil and gas price fluctuations.

     "Pari Passu Indebtedness" means Indebtedness that ranks pari passu in right of payment to the Notes.

     "Permitted Indebtedness" has the meaning given in the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock."

     "Permitted Investments" means (a) any Investment in the Company or in a Wholly Owned Subsidiary of the Company; (b) any Investment in Cash Equivalents or securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition; (c) any Investment by the Company or any Subsidiary of the Company in a Person if, as a result of such Investment and any related transactions that at the time of such Investment are contractually mandated to occur, (i) such Person becomes a Wholly Owned Subsidiary of the Company or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary of the Company; (d) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales"; (e) other Investments in any Person or Persons having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (e) that are at the time outstanding, not to exceed $5 million; (f) any Investment acquired by the Company in exchange for Equity Interests in the Company (other than Disqualified Stock); and (g) shares of Capital Stock received in connection with any good faith settlement of a bankruptcy proceeding involving a trade creditor.

     "Permitted Liens" means (i) Liens securing Indebtedness of a Subsidiary or Senior Debt that is outstanding on the date of issuance of the Notes (after giving effect to the Cometra Acquisition, the related financing transactions and the application of the proceeds therefrom) or that is permitted by the terms of the Indenture to be incurred; (ii) Liens in favor of the Company; (iii) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company and Liens on property or assets of a Subsidiary existing at the time it became a Subsidiary, provided that such Liens were in existence prior to the contemplation of the acquisition and do not extend to any assets other than the acquired property; (iv) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance or other kinds of social security, or to secure the payment or performance of tenders, statutory or regulatory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including lessee or operator obligations under statutes, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state or federal lands or waters); (v) Liens existing on the date of the Indenture (after giving effect to the Cometra Acquisition, the related financing transactions and the application of proceeds therefrom); (vi) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (vii) statutory liens of landlords, mechanics, suppliers, vendors, warehousemen, carriers or other like Liens arising in the ordinary course of business; (viii) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceeding that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired; (ix) Liens on, or related to, properties or assets to secure all or part of the costs incurred in the ordinary course of the Oil and Gas Business for the exploration, drilling, development, or operation thereof; (x) Liens in pipeline or pipeline facilities that arise under operation of law; (xi) Liens arising under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, transportation or exchange of oil or natural gas, unitization and pooling declarations and agreements, area of mutual interest agreements and other agreements that are customary in the Oil and Gas Business; and (xiii) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases.

     "Permitted Refinancing Debt" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness (other than Indebtedness incurred under a Credit Facility) of the Company or any of its Subsidiaries; provided that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date on or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of the Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Production Payments" means Dollar-Denominated Production Payments and Volumetric Production Payments, collectively.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Senior Debt" means (i) Indebtedness of the Company or any Subsidiary of the Company under or in respect of any Credit Facility, whether for principal, interest (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, whether or not the claim for such interest is allowed as a claim in such proceeding), reimbursement obligations, fees, commissions, expenses, indemnities or other amounts, and (ii) any other Indebtedness permitted under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing sentence, Senior Debt will not include
(w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture (other than Indebtedness under (i) any Credit Agreement or (ii) any other Credit Facility that is incurred on the basis of a representation by the Company to the applicable lenders that it is permitted to incur such Indebtedness under the Indenture).

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock, entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Subsidiary Guarantors" means Lomak Operating Company, Lomak Production Company, Lomak Resources Company, Buffalo Oilfield Services, Inc., Lomak Energy Services Company, Talon Trucking Co., Eastern Petroleum Company, Lomak Energy Company, LPI Acquisition, Inc., Lomak Production I, L.P. and Lomak Resources, L.L.C. and any other Subsidiary of the Company that executes a Guarantee in accordance with the provisions of the Indenture, and, in each case, their respective successors and assigns.

     "Total Assets" means, with respect to any Person, the total consolidated assets of such Person and its Subsidiaries, as shown on the most recent balance sheet of such Person.

     "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned, directly or indirectly, by such Person or by one or more Wholly Owned Subsidiaries of such Person.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company and the underwriters named below (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the following respective principal amounts of Notes:

                                                               PRINCIPAL
                        UNDERWRITERS                             AMOUNT
                        ------------                           ---------
Chase Securities Inc........................................  $
NationsBanc Capital Markets, Inc............................
Bear, Stearns & Co. Inc.....................................
Credit Suisse First Boston Corporation......................
                                                              ------------
          Total.............................................  $
                                                              ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any are purchased. The Company has been advised by the Underwriters that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus, and to
certain dealers initially at such price less a discount not in excess of     %
of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess
of     % of the principal amount of the Notes. After the initial offering of the
Notes to the public, the Underwriters may change the public offering price, concession and discount.

     The Notes comprise new issues of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters currently intend to make a market in the Notes, as permitted by applicable laws and regulations. No assurance can be given, however, that the Underwriters will make a market in the Notes, or as to the liquidity of, or the trading market for, the Notes.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities including liabilities under the Securities Act, and to contribute to payments which the Underwriters might be required to make in respect thereof.

     The Chase Manhattan Bank, an affiliate of Chase Securities Inc., and NationsBank of Texas, N.A., an affiliate of NationsBanc Capital Markets, Inc., are each an agent and a lender under the Credit Facility. See "Description of Capital Stock and Indebtedness." Net proceeds of the Notes Offering will be applied to repay indebtedness under the Credit Facility. See "Use of Proceeds." In addition, The Chase Manhattan Bank and NationsBank of Texas, N.A., and their affiliates, may perform financial and banking services for the Company in the ordinary course of business. Anthony Dub, a Director of the Company, is a Managing Director of Credit Suisse First Boston Corporation, one of the Underwriters.

     The Notes Offering is being made pursuant to the provisions of Section 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Bear Stearns & Co., Inc. ("Bear Stearns") has agreed to act as Qualified Independent Underwriter for the Notes Offering, and as such has assumed the responsibilities of pricing the Notes and conducting due diligence and the public offering price of the Notes will not be higher than the price recommended by Bear Stearns.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Notes offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., 2300 First City Tower, Houston, Texas 77002-6760, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York 10017-3909.

                                    EXPERTS

     The Consolidated Financial Statements of the Company, as of December 31, 1994 and 1995 and for the years then ended, included and incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports appearing herein and incorporated by reference. The Consolidated Financial Statements of the Company for the year ended December 31, 1993 included and incorporated by reference in the Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their reports thereon appearing herein and incorporated by reference.

     The financial statements of the Cometra Properties, to the extent and for the periods indicated in their report, have been audited by Coopers & Lybrand LLP, independent public accountants, and are included and incorporated herein and elsewhere in the Registration Statement in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The financial statements of the Bannon Interests as of December 31, 1995 and for the year then ended, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     Certain information with respect to the gas and oil reserves of the Company derived from the respective reports of Netherland, Sewell & Associates, Inc., Wright & Company, Inc., H. J. Gruy and Associates, Inc., Huddleston & Co., Inc. and Clay, Holt & Klammer, each of which is a firm of independent petroleum consultants, has been included and incorporated herein and elsewhere in the Registration Statement in reliance upon the authority of said firm as experts with respect to the matters contained in their respective reports.

   NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER WILL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

          ------------------------------------------------------------

                               TABLE OF CONTENTS

Additional Information................
Incorporation of Certain Information
  by Reference........................
Prospectus Summary....................
Risk Factors..........................
Forward-Looking Information...........
Cometra Acquisition...................
Use of Proceeds.......................
Capitalization
Price Range of Common Stock and
  Dividend Policy.....................
Unaudited Pro Forma Consolidated......
  Financial Statements................
Selected Consolidated Financial Data
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................
Business..............................
Management............................
Principal Stockholders and Share
  Ownership of Management.............
Description of Notes..................
Certain Transactions..................
Description of Capital Stock and
  Indebtedness........................
Underwriting..........................
Legal Matters.........................
Experts...............................
Glossary..............................
Index to Consolidated Financial
  Statements..........................  F-1

Prospectus

$100,000,000

LOMAK PETROLEUM, INC.

       % SENIOR SUBORDINATED
NOTES DUE 2007

LOMAK LOGO
CHASE SECURITIES INC.
NATIONSBANC CAPITAL MARKETS, INC.
BEAR, STEARNS & CO. INC.
CREDIT SUISSE FIRST BOSTON
CORPORATION
                   , 1997

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the Offerings are estimated to be as follows:

Securities and Exchange Commission registration fee.........  $ 59,644
NASD filing fee.............................................    20,500
New York Stock Exchange listing fee.........................         *
Legal fees and expenses.....................................         *
Accounting fees and expenses................................         *
Blue Sky fees and expenses (including legal fees)...........         *
Printing expenses...........................................         *
Rating agency fees..........................................         *
Trustee fees and expenses...................................         *
Transfer Agent fees.........................................         *
Engineering fees and expenses...............................         *
Miscellaneous...............................................         *
                                                              --------
  TOTAL.....................................................  $      *
                                                              ========

---------------

     * To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL authorizes, inter alia, a corporation to indemnify any person ("indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believes to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation's request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against the expenses (including attorneys' fees) which he actually and reasonably incurred in connection therewith. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs. Section 145 provides that indemnification pursuant to its provision is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 145 of the DGCL also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145.

     Article SEVENTH, section (5) of the Company's Certificate of Incorporation provides:

          Any former, present or future director, officer or employee of the Company or the legal representative of any such director, officer or employee shall be indemnified by the Company

             (a) against reasonable costs, disbursements and counsel fees paid or incurred where such person has been successful on the merits or otherwise in any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding, or in defense of any claim, issue or matter therein, by reason of such person being or having been such director, officer or employee, and

             (b) with respect to any such action, suit, proceeding, inquiry or investigation for which indemnification is not made under (a) above, against reasonable costs, disbursements (which shall include amounts paid in satisfaction of settlements, judgments, fines and penalties, exclusive, however, of any amount paid or payable to the Company) and counsel fees if such person also had no reasonable cause to believe the conduct was unlawful, with the determination as to whether the applicable standard of conduct was met to be made by a majority of the members of the Board of Directors (sitting as a committee of the Board) who were not parties to such inquiry, investigation, action, suit or proceeding or by any one or more disinterested counsel to whom the question may be referred to the Board of Directors; provided, however, in connection with any proceeding by or in the right of the Company, no indemnification shall be provided as to any person adjudged by any court to be liable for negligence or misconduct except as and to the extent determined by such court.

     Article EIGHTH of the Company's Certificate of Incorporation provides:

          No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. This paragraph shall not eliminate or limit the liability of a director for any act or omission occurring prior to the effective date of its adoption. If the General Corporation Law of the State of Delaware is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director to the Corporation shall be limited or eliminated to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended from time to time. No repeal or modification of this Article VIII, directly or by adoption of an inconsistent provision of this Certificate of Incorporation, by the stockholders of the Corporation shall be effective with respect to any cause of action, suit claim or other matter, but for this Article VIII, would accrue or arise prior to such repeal or modification.

     Article XII of the Company's Bylaws, incorporating the above provisions, provides for an indemnification agreement to be entered into by directors' and designated officers of the Company. All directors of the Company have executed an indemnification agreement the form of which was approved by stockholders at the Company's 1994 annual stockholders meeting.

     Article XII of the Company's Bylaws also allows the Company to purchase liability insurance for officers and directors. As of the date hereof, there is no such insurance in place.

     Article XIII of the Company's Bylaws, with certain specified exceptions, limits the personal liability of the directors to Lomak or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by Delaware law, including any changes in Delaware law adopted in the future.

     The form of the Underwriting Agreements filed as Exhibit 1.1 and 1.2 to this Registration Statement contains certain provisions for indemnification of directors and officers of the Company and the Underwriters against civil liabilities under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

 *1.1      --  Form of Common Stock Underwriting Agreement
 *1.2      --  Form of Notes Underwriting Agreement
  2.1      --  Purchase and Sale Agreement between Cometra Energy, L.P. and
               Cometra Production Company, L.P., as seller, and Lomak
               Petroleum, Inc., as buyer, dated December 31, 1996,
               including First Amendment to Purchase and Sale Agreement,
               dated January 10, 1997.
  2.2      --  Purchase and Sale Agreement between Rockland, L.P., as seller, and Lomak Petroleum, Inc., as buyer, dated December
               31, 1996
 *4.1      --  Specimen certificate for Common Stock
 *4.2      --  Specimen certificate for Notes (included as part of Section of Exhibit 4.3)
 *4.3      --  Form of Trust Indenture relating to the Senior Subordinated
               Notes due 2009 between Lomak Petroleum, Inc. and
                           as trustee.
 *4.4(a)   --  Certificate of Incorporation of the Company dated March 24,
               1980.
 *4.4(b)   --  Certificate of Amendment of Certificate of Incorporation of
               the Company dated July 22, 1981.
 *4.4(c)   --  Certificate of Amendment of Certificate of Incorporation of
               the Company dated September 8, 1982.
 *4.4(d)   --  Certificate of Amendment of Certificate of Incorporation of
               the Company dated December 28, 1988.
 *4.4(e)   --  Certificate of Amendment by Certificate of Incorporation of
               the Company dated August 31, 1989.
 *4.4(f)   --  Certificate of Amendment of Certificate of Incorporation of
               the Company dated May 17, 1991.
 *4.4(g)   --  Certificate of Amendment to the Certificate of Incorporation
               of the Company dated November 20, 1992.
 *4.4(h)   --  Certificate of Amendment to the Certificate of Incorporation
               of the Company dated May 24, 1996.
 *4.5      --  By-Laws of the Company.
 *5.1      --  Opinion of Vinson & Elkins L.L.P.
 12.1      --  Statement re computation of ratios
 23.1      --  Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)
 23.2      --  Consent of Arthur Andersen LLP
 23.3      --  Consent of Ernst & Young LLP
 23.4      --  Consent of Coopers & Lybrand LLP
 23.5      --  Consent of KPMG Peat Marwick LLP
 23.6      --  Consent of Netherland, Sewell & Associates, Inc.
 23.7      --  Consent of Wright & Company, Inc.
 23.8      --  Consent of H.J. Gruy and Associates, Inc.
 23.9      --  Consent of Huddleston & Co., Inc.
 23.10     --  Consent of Clay, Holt & Klammer
 24.1      --  Powers of Attorney (included on the signature page to this
               Registration Statement)
*25.1      --  Statement of eligibility of trustee

---------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 23, 1997.
                                         LOMAK PETROLEUM, INC.

                                         By  /s/  John H. Pinkerton
                                           -------------------------------------
                                           John H. Pinkerton
                                           President and Chief Executive Officer

     KNOW BY ALL THESE PRESENTS, that each of the undersigned directors and officers of Lomak Petroleum, Inc hereby constitutes and appoints John H. Pinkerton and Thomas W. Stoelk, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and on his behalf and in his name, place and stead in any and all capacities, to sign, execute and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form S-3 under the Securities Act of 1933, including any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form S-3 and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated.

                   NAME                                            TITLE                                DATE
                   ----                                            -----                                ----
    /s/  Thomas J. Edelman                    Chairman and Chairman of the Board                  January 23, 1997
-------------------------------------------
         Thomas J. Edelman

     /s/  John H. Pinkerton                   President, Chief Executive Officer, and             January 23, 1997
-------------------------------------------   Director (Chief-Executive-Officer)
          John H. Pinkerton

     /s/  Thomas W. Stoelk                    Chief Financial Officer and Vice President          January 23, 1997
-------------------------------------------   -- Finance (Principal-Financial-Officer)
          Thomas W. Stoelk

       /s/  John R. Frank                     Chief Accounting Officer and Controller             January 23, 1997
-------------------------------------------   (Principal-Accounting-Officer)
            John R. Frank

     /s/  Robert E. Alkman                    Director                                            January 23, 1997
-------------------------------------------
          Robert E. Alkman

      /s/  Allen Finkelson                    Director                                            January 23, 1997
-------------------------------------------
           Allen Finkelson

      /s/  Anthony V. Dub                     Director                                            January 23, 1997
-------------------------------------------
           Anthony V. Dub

        /s/  Ben A. Guill                     Director                                            January 23, 1997
-------------------------------------------
             Ben A. Guill

     /s/  C. Rand Michaels                    Director                                            January 23, 1997
-------------------------------------------
          C. Rand Michaels

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, each Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 23, 1997.
                                   LOMAK OPERATING COMPANY
                                   LOMAK ENERGY COMPANY
                                   LOMAK PRODUCTION COMPANY
                                   LOMAK RESOURCES COMPANY
                                   LOMAK RESOURCES, L.L.C.
                                   TALON TRUCKING COMPANY
                                   LPI ACQUISITION, INC.
                                   EASTERN PETROLEUM COMPANY
                                   BUFFALO OILFIELD SERVICES, INC.
                                   LOMAK ENERGY SERVICES COMPANY

                                   By /s/ John H. Pinkerton
                                     --------------------------------
                                          John H. Pinkerton
                                          President and Chief Executive Officer

     KNOW BY ALL THESE PRESENTS, that each of the undersigned directors and officers of the Subsidiary Guarantors hereby constitute and appoints John H. Pinkerton and Thomas W. Stoelk, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and on his behalf and in his name, place and stead in any and all capacities, to sign, execute and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form S-3 under the Securities Act of 1933, including any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form S-3 and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated.

                   NAME                                          TITLE                                DATE
                   ----                                          -----                                ----

     /s/  John H. Pinkerton                 President, Chief Executive Officer, and               January 23, 1997
----------------------------------------    Director (Chief-Executive-Officer)
          John H. Pinkerton

     /s/  Thomas W. Stoelk                  Vice President -- Finance, Chief Financial            January 23, 1997
----------------------------------------    Officer and Director (Chief-Financial-
          Thomas W. Stoelk                  Officer)

      /s/  John R. Frank                    Chief Accounting Officer and Controller               January 23, 1997
----------------------------------------    (Principal-Accounting-Officer)
           John R. Frank

     /s/  C. Rand Michaels                  Director                                              January 23, 1997
----------------------------------------
          C. Rand Michaels

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 23, 1997.
                                   LOMAK PRODUCTION I, L.P.
                                   By: LOMAK PRODUCTION COMPANY

                                   By  /s/ John H. Pinkerton
                                     ----------------------------------
                                           John H. Pinkerton
                                           President and Chief Executive Officer

     KNOW BY ALL THESE PRESENTS, that each of the undersigned directors and officers of the registrant hereby constitutes and appoints John H. Pinkerton and Thomas W. Stoelk, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and on his behalf and in his name, place and stead in any and all capacities, to sign, execute and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form S-3 under the Securities Act of 1933, including any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form S-3 and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated.

                   NAME                                          TITLE                                DATE
                   ----                                          -----                                ----

     /s/  John H. Pinkerton                 President, Chief Executive Officer, and Director      January 23, 1997
----------------------------------------    (Chief-Executive-Officer)
          John H. Pinkerton

     /s/  Thomas W. Stoelk                  Vice President -- Finance, Chief Financial            January 23, 1997
----------------------------------------    Officer and Director (Principal-Financial-
          Thomas W. Stoelk                  Officer)

       /s/  John R. Frank                   Chief Accounting Officer and Controller               January 23, 1997
----------------------------------------
            John R. Frank                   (Principal-Accounting-Officer)

     /s/  C. Rand Michaels                  Director                                              January 23, 1997
----------------------------------------
          C. Rand Michaels

                               INDEX TO EXHIBITS

  EXHIBIT NO.                                      INDEX TO EXHIBITS
---------------         -----------------------------------------------------------------------
      *1.1       --     Form of Common Stock Underwriting Agreement
      *1.2       --     Form of Notes Underwriting Agreement
       2.1       --     Purchase and Sale Agreement between Cometra Energy, L.P. and Cometra
                        Production Company, L.P., as seller, and Lomak Petroleum, Inc., as buyer, dated December 31, 1996, including First Amendment to Purchase and Sale Agreement, dated January 10, 1997.
       2.2       --     Purchase and Sale Agreement between Rockland, L.P., as seller, and
                        Lomak Petroleum, Inc., as buyer, dated December 31, 1996
      *4.1       --     Specimen certificate for Common Stock
      *4.2       --     Specimen certificate for Notes (included as part of Section   of
                        Exhibit 4.3)
      *4.3       --     Form of Trust Indenture relating to the Senior Subordinated Notes due
                        2009 between Lomak Petroleum, Inc. and             as trustee.
      *4.4(a)    --     Certificate of Incorporation of the Company dated March 24, 1980.
      *4.4(b)    --     Certificate of Amendment of Certificate of Incorporation of the Company
                        dated July 22, 1981.
      *4.4(c)    --     Certificate of Amendment of Certificate of Incorporation of the Company
                        dated September 8, 1982.
      *4.4(d)    --     Certificate of Amendment of Certificate of Incorporation of the Company
                        dated December 28, 1988.
      *4.4(e)    --     Certificate of Amendment by Certificate of Incorporation of the Company
                        dated August 31, 1989.
      *4.4(f)    --     Certificate of Amendment of Certificate of Incorporation of the Company
                        dated May 17, 1991.
      *4.4(g)    --     Certificate of Amendment to the Certificate of Incorporation of the
                        Company dated November 20, 1992.
      *4.4(h)    --     Certificate of Amendment to the Certificate of Incorporation of the
                        Company dated May 24, 1996.
      *4.5       --     By-Laws of the Company.
      *5.1       --     Opinion of Vinson & Elkins L.L.P.
      12.1       --     Statement re computation of ratios
      23.1       --     Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)
      23.2       --     Consent of Arthur Andersen LLP
      23.3       --     Consent of Ernst & Young LLP
      23.4       --     Consent of Coopers & Lybrand LLP
      23.5       --     Consent of KPMG Peat Marwick LLP
      23.6       --     Consent of Netherland, Sewell & Associates, Inc.
      23.7       --     Consent of Wright & Company, Inc.
      23.8       --     Consent of H.J. Gruy and Associates, Inc.
      23.9       --     Consent of Huddleston & Co., Inc.
      23.10      --     Consent of Clay, Holt & Klammer
      24.1       --     Powers of Attorney (included on the signature page to this Registration
                        Statement)
     *25.1       --     Statement of eligibility of trustee

---------------

* To be filed by amendment.